UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___ to ___

Commission File Number: 001-39269

ORIC PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its Charter)

Delaware	**47-1787157**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
240 E. Grand Ave, 2nd Floor	
South San Francisco, CA	**94080**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (650) 388-5600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	ORIC	The Nasdaq Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒		Smaller reporting company	☒
Emerging growth company	☒			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the shares of common stock on the Nasdaq Global Select Market on June 30, 2023 (the last day of the registrant's most recently completed second fiscal quarter) was $414.5 million.

The number of shares of registrant's Common Stock outstanding as of March 4, 2024 was 67,375,847.

Portions of the Registrant's Definitive Proxy Statement relating to the Registrant's Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's 2023 fiscal year ended December 31, 2023.

Table of Contents

		Page
PART I		

PART II

PART III

PART IV

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations and financial position, business strategy, development plans, planned preclinical studies and clinical trials, future results of clinical trials, expected research and development costs, regulatory strategy, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "would," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other similar expressions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results;

- the timing, progress and results of preclinical studies and clinical trials for ORIC-114, ORIC-944, ORIC-533 and other product candidates we may develop, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

- the timing, scope and likelihood of regulatory filings and approvals, including timing of Investigational New Drug (IND), or Clinical Trial Application (CTA), applications and final Food and Drug Administration, or FDA, approval of ORIC-114, ORIC-944, ORIC-533 and any other future product candidates;

- the potential benefits of and activity under the company's collaboration, licenses and other third-party agreements;

- the timing, scope or likelihood of foreign regulatory filings and approvals;

- our ability to develop and advance our current product candidates and programs into, and successfully complete, clinical studies;

- our manufacturing, commercialization, and marketing capabilities and strategy;

- our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;

- the need to hire additional personnel and our ability to attract and retain such personnel;

- our expectations regarding the impact of a global pandemic or other public health emergencies on our business;

- the size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

- our expectations regarding the approval and use of our product candidates in combination with other drugs;

- our competitive position and the success of competing therapies that are or may become available;

- our estimates of the number of patients that we will enroll in our clinical trials;

- the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;

- our ability to obtain and maintain regulatory approval of our product candidates;

- our plans relating to the further development of our product candidates, including additional indications we may pursue;

- existing regulations and regulatory developments in the United States, Europe and other jurisdictions;

- our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering ORIC-114, ORIC-944, ORIC-533 and other product candidates we may develop, including the extensions of existing patent terms where available, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

- our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials;

- our ability to obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;

- the pricing and reimbursement of ORIC-114, ORIC-944, ORIC-533 and other product candidates we may develop, if approved;

- the rate and degree of market acceptance and clinical utility of ORIC-114, ORIC-944, ORIC-533 and other product candidates we may develop;

- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

- our financial performance;

- the period over which we estimate our existing cash, cash equivalents and investments will be sufficient to fund our operating plan;

- the impact of laws and regulations;

- our expectations regarding the period during which we will qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (JOBS Act); and

- our anticipated use of our existing resources.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to a number of risks, uncertainties and assumptions described in the section titled "Risk factors" and elsewhere in this Annual Report on Form 10-K. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events or otherwise.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

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Item 1. Business.

Overview

ORIC Pharmaceuticals is a clinical-stage biopharmaceutical company dedicated to improving patients' lives by _Overcoming Resistance In Cancer_.

Profound advancements in oncology drug development have expanded the treatment options available to patients, yet therapeutic resistance and relapse continue to limit the efficacy and duration of clinical benefit of such treatments. Collectively, our founders and management team have a decades-long heritage of identifying and characterizing resistance mechanisms in oncology, having discovered and developed groundbreaking medicines at companies such as Ignyta, Medivation, Aragon and Genentech.

Our fully integrated discovery and development team is advancing a diverse pipeline of innovative clinical and discovery stage therapies designed to counter resistance mechanisms in cancer by leveraging our expertise within three specific areas: hormone-dependent cancers, precision oncology and key tumor dependencies.

Our clinical stage product candidates include:

- ORIC-114, a brain penetrant, orally bioavailable, irreversible inhibitor designed to selectively target epidermal growth factor receptor (EGFR) and human epidermal growth factor receptor 2 (HER2) with high potency towards exon 20 insertion mutations, for which we licensed development and commercialization rights from Voronoi Inc. (Voronoi) in October 2020 (Voronoi License Agreement). In the fourth quarter of 2021, we filed a Clinical Trial Application (CTA) in South Korea for ORIC-114, which was cleared in the first quarter of 2022. We also filed and cleared an Investigational New Drug Application (IND) with the U.S. Food and Drug Administration (FDA) for ORIC-114 in the third quarter of 2022. We are enrolling a Phase 1b trial of ORIC-114 as a single-agent, in patients with advanced solid tumors with EGFR and HER2 exon 20 alterations, atypical EGFR mutations or HER2 amplifications, and that trial allows patients with CNS metastases that are either treated or untreated but asymptomatic. We reported initial Phase 1b data from this trial at the European Society for Medical Oncology (ESMO) Congress in October 2023, which demonstrated both systemic and intracranial activity across multiple dose levels in a heavily pre-treated patient population. We expect to initiate dose expansion cohorts for ORIC-114 in patients with mutated NSCLC in the first half of 2024 and report updated Phase 1b data in the first half of 2025.

- ORIC-944, an allosteric inhibitor of the polycomb repressive complex 2 (PRC2) via the embryonic ectoderm development (EED) subunit, for which we licensed development and commercialization rights from Mirati Therapeutics, Inc. (Mirati) in August 2020 (Mirati License Agreement). We filed and cleared an IND with the FDA for ORIC-944 in the fourth quarter of 2021. We are enrolling a Phase 1b trial of ORIC-944 as a single-agent, in patients with advanced prostate cancer and reported initial Phase 1b data from this trial in January 2024, demonstrating potential best-in-class drug properties, including clinical half-life consistent with a preclinical prediction of greater than 10 hours, robust target engagement and a favorable safety profile. We expect to initiate a combination study of ORIC-944 with androgen receptor (AR) inhibitor(s) in metastatic prostate cancer in the first half of 2024 and provide a program update in mid-2024.

- ORIC-533, an orally bioavailable small molecule inhibitor of CD73, a key node in the adenosine pathway believed to play a central role in resistance to chemotherapy- and immunotherapy-based treatment regimens. In the second quarter of 2021, the FDA cleared the IND for ORIC-533 and, in the first quarter of 2023, a CTA was cleared in Canada for ORIC-533. We are enrolling a Phase 1b trial of ORIC-533 as a single-agent, in patients with relapsed/refractory multiple myeloma and reported initial Phase 1b data from this trial at the American Society of Hematology (ASH) annual meeting in December 2023. We intend to complete the dose escalation in the first quarter of 2024. We intend to evaluate strategic partnerships to develop ORIC-533 in combination with other immune-based antimyeloma therapies.

Beyond these clinical stage product candidates, we are developing multiple discovery stage precision medicines targeting other hallmark cancer resistance mechanisms.

Cancer resistance continues to be one of the most daunting challenges facing patients, clinicians and researchers in oncology today. A multitude of biological factors and pathways have been linked to resistance, which enables tumors to restore cell growth and survival by circumventing a treatment's intended mechanism of action. Our resistance platform is focused on three areas: (1) innate resistance, which derives from an unaddressed oncogenic driver that promotes tumorigenesis; (2) acquired resistance, the result of an induced or enriched oncogenic driver that arises in response to treatment; and (3) bypass resistance, the activation of a compensatory signaling pathway in response to treatment.

We are building a portfolio of novel agents targeting multiple resistance mechanisms by leveraging our specialized expertise in hormone-dependent cancers, precision oncology and key tumor dependencies:

- *Hormone-dependent cancers:* Two of our founders, Drs. Charles Sawyers and Richard Heyman, are leading experts in nuclear hormone receptors and hormone-dependent cancers. They previously co-founded two oncology companies, Aragon (acquired by Johnson & Johnson in 2013) and Seragon (acquired by Roche in 2014), that developed therapeutics targeting two nuclear hormone receptors, the androgen receptor (AR) and estrogen receptor (ER), respectively, the former effort leading to the approved drug Erleada (apalutamide). Our product candidate ORIC-944 is an allosteric inhibitor of PRC2 via the EED subunit that was designed to have superior drug properties compared to EZH2 inhibitors and is being developed as a potential treatment for advanced prostate cancer. Additionally, we have a preclinical program focused on the synthetic lethal inhibition of PLK4 for TRIM37 amplified breast cancers and other solid tumors. Given the breadth of solid tumor indications in which hormone signaling pathways have been implicated in driving disease, or in the development of resistance, we believe our differentiated insight into this biology is a crucial component of our future success.

- *Precision oncology:* Our precision medicine approach of utilizing biomarkers for demonstration of target and pathway engagement and ultimately for patient selection is rooted in our management team's prior experience at Ignyta (acquired by Roche in 2018) in successfully developing Rozlytrek (entrectinib), which was approved by the FDA for the treatment of ROS1-positive metastatic non-small cell lung cancer (NSCLC) and neurotrophic tyrosine receptor kinase (NTRK)-positive solid tumors in 2019. Similarly, our product candidate, ORIC-114, a brain penetrant, irreversible inhibitor designed to selectively target EGFR and HER2 with high potency against exon 20 insertion mutations, is being developed in genetically defined patient populations, including NSCLC and breast cancer. Our team's experience in precision oncology dates back decades, including Dr. Sawyers' pivotal role in the development of Gleevec (imatinib) and Sprycel (dasatinib). We believe our team's expertise and experience in precision oncology will allow us to develop drugs with a higher probability of clinical success within biomarker-defined patient populations, while also potentially reducing the time and cost of development.

- *Key tumor dependencies:* Key tumor dependencies are abnormal alterations that promote cancer cell growth and survival and also confer specific vulnerabilities that normal cells lack; these cancer-specific dependencies are compelling therapeutic targets. Our scientific team—led by our Chief Scientific Officer, head of medicinal chemistry, head of biology and head of translational medicine—has amassed deep knowledge of key oncogenic drivers and pathways in order to identify and validate oncology targets. They most recently worked together at Genentech, where they progressed more than 20 oncology discovery programs into clinical development, with three approvals to date, including Cotellic (cobimetinib), Zelboraf (vemurafenib) and Polivy (polatuzumab vedotin). Our knowledge of innate, acquired and bypass resistance mechanisms, as well as our in-depth experience in forward and reverse translation, underpins our discovery efforts to identify key drivers of cancer resistance that can be exploited for therapeutic gain. Our resistance platform and in-house capabilities in medicinal chemistry and structure-based design enable us to pursue these resistance mechanisms. For example, our understanding of innate resistance and our medicinal chemistry expertise has led to the discovery of ORIC-533, an orally bioavailable small molecule inhibitor of CD73.

We are applying our internal drug discovery capabilities to these three areas of expertise to develop innovative therapies targeting the critical cancer resistance mechanisms that we believe will bring the largest benefit to patients, including by making existing therapies more effective for a longer period of time.

Our portfolio currently consists of multiple internally discovered and in-licensed programs targeting key resistance mechanisms in cancer. Our product candidates are shown in the figure below:

Program
Indication
Lead Identification
Lead Optimization
IND Enabling
Phase 1
Phase 2
Phase 3
Key Differentiation
PRODUCT CANDIDATES
ORIC-114
EGFR/HER2 exon 20 inhibitor
NSCLC, Breast & Tumor agnostic
Phase 1b: ORIC-114 single agent
✓ CNS active
✓ Well tolerated
ORIC-944
PRC2 inhibitor
Prostate Cancer
Phase 1b: ORIC-944 single agent
✓ Potential best-in-class drug properties
OUT-LICENSING CANDIDATE
ORIC-533
CD73 inhibitor
Multiple Myeloma
Phase 1b: ORIC-533 combination ready
✓ Single agent activity
✓ Clean safety profile
✓ Immune activation

Our most advanced discovery and research programs are shown in the figure below:

Program
Indication
Lead Identification
Lead Optimization
IND Enabling
Phase 1
Phase 2
Phase 3
Key Differentiation
DISCOVERY RESEARCH PROGRAMS
ORIC-613
PLK4 inhibitor
Breast cancer
PLK4 Program
✓ First-in-class potential
Multiple programs targeting resistance mechanisms
Solid tumors
Program A
Solid tumors
Program B

Brain penetrant EGFR/HER2 program: ORIC-114

The ErbB receptor tyrosine kinase family is involved in key cellular functions, including cell growth and survival. EGFR and HER2 exon 20 insertion mutations are observed across multiple solid tumors, including NSCLC, breast, gastrointestinal, bladder and other cancers. EGFR exon 20 insertion mutations are observed in approximately 2.1% of all patients with NSCLC and these patients have a worse prognosis than patients with NSCLC driven by other EGFR mutations. HER2 exon 20 insertion mutations are observed in approximately 1.5% of all patients with NSCLC and atypical EGFR mutations are observed in approximately 2.9% of all patients with NSCLC. Approximately one-third of patients with exon 20 insertion mutations develop brain metastases, which contributes to poor prognosis.

ORIC-114 is a brain penetrant, orally bioavailable, irreversible inhibitor designed to selectively target EGFR and HER2 with high potency against exon 20 insertion mutations. ORIC-114 has demonstrated greater brain exposure in preclinical studies compared to certain other compounds being developed against exon 20 mutations and has shown strong anti-tumor activity in an EGFR-driven intracranial lung cancer model. ORIC-114 has also demonstrated strong anti-tumor activity in both a subcutaneous and intracranial HER2-positive breast cancer model. In the fourth quarter of 2021, we filed a CTA for ORIC-114 in South Korea, which was cleared in the first quarter of 2022. We also filed and cleared an IND with the FDA for ORIC-114 in the third quarter of 2022. We are enrolling a Phase 1b trial of ORIC-114 as a single-agent, in patients with advanced solid tumors with EGFR and HER2 exon 20 alterations, atypical EGFR mutations or HER2 amplifications, and that trial allows patients with CNS metastases that are either treated or untreated but asymptomatic. We reported initial Phase 1b data from this trial at the ESMO Congress in October 2023, which demonstrated both systemic and intracranial activity in a heavily pre-treated patient population across multiple dose levels. We expect to initiate dose expansion cohorts for ORIC-114 in patients with mutated NSCLC in the first half of 2024 and report updated Phase 1b data in the first half of 2025.

PRC2 inhibitor program: ORIC-944

The dysregulation of PRC2 methyltransferase activity can lead to tumorigenesis in a wide range of cancers including prostate cancer, breast cancer, and hematological malignancies. PRC2 is composed of two druggable subunits: EED and EZH2. Several

companies are developing EZH2 inhibitors; however, the pharmacologic properties of these compounds result in high doses that achieve only partial target inhibition in the clinic. Additionally, preclinical studies suggest drug resistance to EZH2 inhibitors may develop via EZH1 bypass compensation or acquired mutations in EZH2. Allosteric inhibition of EED impacts the assembly, stabilization, and activation of PRC2, and may have benefits over EZH2-mediated inhibition of PRC2. ORIC-944 is a potent and selective allosteric inhibitor of PRC2 via the EED subunit that was designed to have superior drug properties over EZH2 inhibitors and is efficacious in androgen-insensitive and enzalutamide-resistant prostate cancer models in preclinical studies. We filed and cleared an IND with the FDA for ORIC-944 in the fourth quarter of 2021. We are enrolling a Phase 1b trial of ORIC-944 as a single-agent, in patients with advanced prostate cancer and reported initial Phase 1b data from this trial in January 2024, demonstrating potential best-in-class drug properties, including clinical half-life consistent with a preclinical prediction of greater than 10 hours, robust target engagement and a favorable safety profile. We expect to initiate a combination study of ORIC-944 with AR inhibitor(s) in metastatic prostate cancer in the first half of 2024 and provide a program update in mid-2024.

CD73 inhibitor program: ORIC-533

Many cancers usurp the anti-inflammatory adenosine pathway to avoid detection by the immune system, thereby reducing the effectiveness of certain chemotherapy- and immunotherapy-based treatments. Accumulation of adenosine in the tumor microenvironment is implicated in local immune suppression that leads to tumor growth. CD73 is an enzyme that controls the rate at which extracellular adenosine is produced and its overexpression is associated with poor prognosis in several cancers, including TNBC, NSCLC, multiple myeloma, melanoma and prostate, among others. Several global pharmaceutical companies are developing anti-CD73 antibodies, but due to significant medicinal chemistry challenges, to our knowledge, only one other orally bioavailable inhibitor of CD73 is in clinical development. With our resistance platform capabilities, our medicinal chemistry team created a differentiated compound that is both potent and orally bioavailable. Our product candidate, ORIC-533, is an orally bioavailable small molecule inhibitor of CD73 that has demonstrated more potent adenosine inhibition in vitro compared to an antibody-based approach and other small molecule CD73 inhibitors. In the second quarter of 2021, the FDA cleared the IND for ORIC-533 and, in the first quarter of 2023, a CTA was cleared in Canada for ORIC-533. We are enrolling a Phase 1b trial of ORIC-533 as a single-agent, in patients with relapsed/refractory multiple myeloma and reported initial Phase 1b data from this trial at the American Society of Hematology (ASH) annual meeting in December 2023. We intend to complete the dose escalation in the first quarter of 2024. We intend to evaluate strategic partnerships to develop ORIC-533 in combination with other immune-based antimyeloma therapies.

Other preclinical programs

In addition to our product candidates, we are leveraging our resistance platform in pursuit of multiple discovery research programs that focus on our expertise within hormone-dependent cancers, precision oncology and key tumor dependencies. These programs highlight our medicinal chemistry and structure-based design expertise, and thus for the most part utilize a small molecule therapeutic approach to target oncogenic drivers in solid tumors like prostate, breast, and lung cancer that relapse with innate, acquired or bypass resistance. Our most advanced small molecule discovery research program is in preclinical studies.

Our strategy

Our goal is to discover, develop and commercialize innovative therapies that overcome resistance in cancer. The key elements of our business strategy to achieve this goal include:

- ***Leveraging the insights, experience and networks of our founders and management team.*** Our founders and management team have extensive experience identifying, discovering, developing and commercializing innovative cancer therapeutics aimed at novel targets, including Rozlytrek, Erleada, Talzenna, Xtandi, Sprycel and Gleevec. We are using this broad oncology experience together with our internal discovery and development capabilities to build a diverse pipeline of therapies targeting multiple cancer resistance mechanisms.

- ***Advancing our product candidates as rapidly as possible through clinical development.*** In 2021, we filed and cleared INDs with the FDA for ORIC-533, an orally bioavailable small molecule inhibitor of CD73, and ORIC-944, a potent and selective allosteric inhibitor of polycomb repressive complex 2 (PRC2), that targets its regulatory embryonic ectoderm development (EED) subunit. We filed a CTA in South Korea for ORIC-114, a brain penetrant, orally bioavailable, irreversible inhibitor designed to selectively target EGFR and HER2 with high potency towards exon 20 insertion mutations, which was cleared in the first quarter of 2022. In the third quarter of 2022, we also filed and cleared an IND with the FDA for ORIC-114. In the first quarter of 2023, we cleared a CTA in Canada for ORIC-533. For ORIC-114 we are enrolling a Phase 1b trial as a single-agent, in patients with advanced solid tumors with EGFR and HER2 exon 20 alterations, atypical EGFR mutations or HER2 amplifications, and that trial allows patients with CNS metastases that are either treated or untreated but asymptomatic. For ORIC-944 we are enrolling a Phase 1b trial as a single-agent, in patients with advanced prostate cancer. For ORIC-533 we are enrolling a Phase 1b trial as a single-agent, in patients with relapsed/refractory multiple myeloma. We reported initial Phase 1b data for ORIC-114 at the ESMO Congress in October 2023, and expect to report updated data in the first half of 2025. We reported initial Phase 1b data for ORIC-533 at the ASH annual meeting in December 2023, and we reported initial Phase 1b data for ORIC-944 in January 2024. Where possible, we plan to pursue accelerated development strategies in areas of high unmet need.

- ***Leveraging our resistance platform in building the leading, fully integrated company focused on delivering innovative medicines that aim to overcome resistance in cancer.*** As of December 31, 2023, we had 100 full-time employees, including world-class discovery, preclinical and clinical development teams, encompassing all major functions necessary to take a molecule from target identification through registrational clinical trials. Together, they bring in-house expertise in medicinal chemistry, biology, translational medicine, computational chemistry, in vitro and in vivo pharmacology, computational biology, biomarker development and CMC. We have also established internal expertise in clinical development, clinical operations, pharmacovigilance, clinical pharmacology, regulatory and quality. The members of our research and development organization have collectively led and contributed to dozens of IND filings and multiple drug approvals in oncology. These internal capabilities led to the discovery and clinical development of our first product candidate and will enable us to continue to expand and advance our portfolio of additional product candidates.

- ***Continuing to expand our portfolio of product candidates through both internal research activities and business development efforts.*** Our internally generated product candidates include, ORIC-533, an orally bioavailable small molecule inhibitor of CD73. We also continue to advance our other internally generated programs as well as expand our pipeline through internal discovery activities. Simultaneously, we believe that accessing external innovation and expertise is important to our success. For example, we have in-licensed Mirati's allosteric PRC2 program, including a lead product candidate now designated ORIC-944, as well as Voronoi's EGFR and HER2 exon 20 insertion mutation program, including a lead product candidate now designated ORIC-114. We will continue to leverage our leadership team's prior business development experience as we evaluate potential in-licensing and acquisition opportunities to further expand our portfolio. We aim to be the partner of choice for academic groups and companies in the field of cancer resistance.

- ***Utilizing a precision medicine approach in the development of each of our product candidates.*** We use biomarkers to demonstrate target and pathway engagement and plan to use them for patient selection in our clinical trials. This approach is rooted in our team's prior experiences developing targeted therapies, such as Rozlytrek, an orally bioavailable, tyrosine kinase inhibitor approved for select tumors that harbor ROS1 or NTRK fusions. We seek to design rigorous and cost-efficient clinical programs that increase the probability of success by exploring connections between cellular-level biology and patient-level clinical outcomes. The use of biomarker-based patient selection is designed to enable demonstration of clinical proof-of-concept earlier and with fewer patients, leading ultimately to smaller pivotal trials. As part of our strategy, our in-house team of experienced translational scientists and computational biologists leverages existing technologies as well as develops proprietary assays to enable the selection and assessment of biomarkers for each of our programs.

- ***Evaluating opportunities to accelerate development timelines and enhance the commercial potential of our programs in collaboration with third parties.*** We own or license full worldwide development and commercialization rights to each of our programs (other than with respect to our brain penetrant EGFR and HER2 program, ORIC-114, for which we own exclusive rights worldwide excluding the People's Republic of China, Hong Kong, Macau and Taiwan (the ORIC Territory)). We have established collaborations, including a clinical development collaboration with Pfizer Inc. for ORIC-533, and intend to continue evaluating opportunities to work with partners that meaningfully enhance our capabilities with respect to the development and commercialization of our product candidates. For example, we intend to evaluate strategic partnerships to develop ORIC-533 in combination with other immune-based antimyeloma therapies. In addition, we intend to commercialize our product candidates in key markets either alone or with partners in order to maximize the worldwide commercial potential of our programs.

Background on cancer resistance

Cancer resistance continues to be one of the most daunting challenges facing patients, clinicians and researchers in oncology today. A multitude of biological factors and pathways have been linked to resistance, which enables tumors to restore cell growth and survival by circumventing a treatment's intended mechanism of action. Furthermore, treatment resistance in cancer emerges irrespective of therapeutic class, including targeted therapy, hormone therapy, immunotherapy and chemotherapy.

Our resistance platform is focused on three areas: (1) innate resistance, which derives from an unaddressed oncogenic driver that promotes tumorigenesis; (2) acquired resistance, the result of an induced or enriched oncogenic driver that arises in response to treatment; and (3) bypass resistance, the activation of a compensatory signaling pathway in response to treatment.

Overview of key resistance mechanisms and ORIC team's prior relevant experience



Current treatment
Resistance mechanism
Team experience
Innate
Unaddressed innate oncogenic driver
Gleevec (imatinib)
Rozlytrek (entrectinib)
Acquired
Emergence of a newly acquired or enriched oncogenic driver
Sprycel (dasatinib)
Xtandi (enzalutamide)
Erleada (apalutamide)
Bypass
Compensatory pathways that bypass the activity of an existing therapy
Cotellic (cobimetinib)
Tumor cell
Normal cell

- ***Innate resistance*** occurs when a key tumor dependency is not addressed, such as a driver mutation with no available targeted therapeutic. An example of a drug targeting innate resistance is Rozlytrek, developed by Ignyta for patients with ROS1-positive, metastatic NSCLC and NTRK gene fusion-positive solid tumors. We believe these innate resistance targets have a higher probability of technical success than other cancer targets, hold potential for meaningful clinical outcomes, and have the potential for rapid clinical development and approval timelines. Innate resistance targets have been the subject of a number of targeted therapies that have been approved over the past couple of decades. Studies have shown that treatments that target and inhibit unaddressed driver mutations have high response rates with generally good durability, including in a resistant setting. This efficacy in a refractory patient population in turn has been shown to enable a shorter development pathway, with many such agents being approved based upon single arm trials of modest size. New advances in small molecule drug discovery have created an opportunity to better target next-generation oncogenic drivers. Our pipeline includes several programs targeting innate resistance including ORIC-114, our brain penetrant, orally bioavailable, irreversible inhibitor designed to address innate resistance related to exon20 insertion mutations of EGFR and HER2 in lung and other tumors as well as HER2-positive breast cancer; ORIC-533, our orally bioavailable small molecule CD73 inhibitor, which we designed to address adenosine-driven innate resistance to chemotherapy- and immunotherapy-based treatment regimens and is being developed for relapsed/refractory multiple myeloma, and; ORIC-944, our allosteric inhibitor of PRC2, which was designed to address innate resistance related to PRC2 dysregulation in prostate and other tumors. While other therapies targeting innate resistance have shown technical success, our programs are distinct from other therapies and there is no guarantee that our product candidates will be approved, are more likely to receive FDA approval than other potential product candidates, or if approved, will be approved quickly.

- ***Acquired resistance*** arises in response to treatment resulting in a newly acquired or enriched oncogenic driver. Genomic changes in the therapeutic target, such as DNA mutation or amplification, can be evolutionarily selected to propel proliferation in heterogeneous tumors or may be acquired through the course of the disease. Specific changes in the target itself often result in loss of potency of the initial therapeutic. An example of acquired resistance is seen in chronic myeloid leukemia (CML) treated with the first-generation BCR-ABL inhibitor Gleevec, with resistance frequently driven by mutations in BCR-ABL that lead to loss of Gleevec binding activity. The second-generation BCR-ABL inhibitor Sprycel was developed to specifically address acquired resistance to Gleevec, with our co-founder, Dr. Sawyers, playing a critical role in the development of both therapeutics. Our pipeline includes one preclinical program and several ongoing discovery efforts directed towards targets for resistance in solid tumors.

- ***Bypass resistance*** occurs when a therapeutically targeted cancer pathway is reactivated in cells to compensate for the presence of a therapeutic. Targeted therapies that induce reactivation of the same pathway indicate a key dependence on that specific pathway for tumor growth and survival. This key dependency concept is illustrated in the context of BRAF mutant melanoma. Mutations in the BRAF kinase allow for unrestricted signaling of the protein that is required for tumor growth and survival. Discovery of small molecule BRAF inhibitors led to significant reduction of tumor

growth and improvement of melanoma patient survival, as the innate resistance was addressed. However, following the initial profound responses observed in patients, patients began relapsing. Mechanistic exploration into the basis of patient progression revealed that some tumors were evolving to reactivate the same pathway further downstream, as the tumors compensated for the BRAF therapeutic. The development of Cotellic to target MEK further downstream in this pathway overcame the bypass mechanism and significantly improved patient outcomes.

Collectively, our team has spent decades identifying and characterizing resistance mechanisms and has a strong heritage of bringing forth new and improved therapies designed to exploit resistance biology from the research lab to the clinic and, ultimately, to patients in need.

Our areas of focus within cancer resistance

Our vision for patients with cancer is that therapeutics specifically addressing resistance will provide durable treatment responses, such that solid tumors can become a chronic disease with patient survival measured in years rather than months. Within the broader resistance landscape, we have specialized expertise in hormone-dependent cancers, precision oncology and key tumor dependencies, areas in which we have focused our internal discovery and external business development efforts.

Hormone-dependent cancers

Two of our founders, Drs. Sawyers and Heyman, are leading experts in hormone-dependent cancers. They previously co-founded two oncology companies, Aragon and Seragon, that developed therapeutics targeting two nuclear hormone receptors, AR and ER, respectively. Following the acquisitions of Aragon—whose lead product, Erleada, was ultimately approved for prostate cancer—and Seragon, whose lead product candidates were being developed for breast cancer, Drs. Sawyers and Heyman founded ORIC.

Given the breadth of resistance in hormone driven cancers, we believe our differentiated insight into this biology is a crucial component of our future success. Our programs include the product candidate ORIC-944 being developed for advanced prostate cancer and a discovery stage program focused on the synthetic lethal inhibition of PLK4 for TRIM37 amplified breast cancers.

Precision oncology (biomarker-driven, patient-selected trials)

Our clinical development team—including our Chief Medical Officer, head of clinical development and heads of core functions—previously worked together with our Chief Executive Officer at Ignyta, an oncology company that developed a pipeline of precision therapies, including Rozlytrek, which is now approved by the FDA in two different indications for genetically defined tumors, ROS1-positive metastatic NSCLC and NTRK-positive solid tumors. The clinical development of Rozlytrek, which was largely driven by this team, relied upon biomarker-driven patient selection via a companion diagnostic, leading to the approval of the compound approximately five years after it first entered the clinic.

The Rozlytrek and Ignyta experience can be seen as a paradigm for precision oncology, in which the identification of biomarkers forms the basis of the entire drug discovery and development process, from early understandings of PK and PD modulation of target biology through to appropriate patient selection during clinical development. As part of our strategy, our in-house team of experienced translational scientists and computational biologists utilize existing technologies as well as develop proprietary assays to enable the selection and assessment of biomarkers for each of our programs. We seek to design rigorous and cost-efficient clinical programs that increase the probability of success by exploring connections between cellular-level biology and patient-level clinical outcomes. The use of biomarker-based patient selection is designed to enable demonstration of clinical proof-of-concept earlier and with fewer patients, leading ultimately to smaller pivotal trials.

Our emphasis on a precision oncology approach to the mechanisms that underlie cancer resistance enables us to develop biological methods and assays that can be employed in the selection of appropriate patients for our development candidates rather than relying solely on limited clinical diagnosis information. For example, like many cancers, prostate cancer is a heterogeneous disease with different pathways contributing to potential resistance mechanisms to anti-androgen therapy that may vary from patient to patient or evolve over the course of a patient's treatment history. We intend to apply a precision oncology approach to the advancement of our entire pipeline.

Key tumor dependencies

Our scientific team—led by our Chief Scientific Officer, head of medicinal chemistry, head of biology and head of translational medicine—has amassed deep knowledge of key oncogenic drivers and pathways in order to identify and validate oncology targets. They most recently worked together at Genentech, where they progressed more than 20 oncology discovery programs into clinical development, with three approvals to date, including Cotellic, Zelboraf and Polivy. The team's approach to uncovering tumor dependencies that are key drivers of cancer resistance is biology-focused and mechanistically driven.

Tumors are dependent on distinct biological drivers, or key tumor dependencies, which can be exploited to develop therapeutics. Examples of key tumor dependencies include oncogenic drivers, metabolic dependencies and lineage-specific markers. The earliest known tumor dependency occurs after normal cells acquire mutations that initiate tumor development. These early lesions continuously evolve within a given tissue in the presence of other cell types, such as endothelial and immune cells, ultimately generating a heterogeneous tumor ecosystem. The interplay between tumor cells and other heterologous cell types within a tissue impart physiological restrictions, such as limited oxygen or increased acidity, that tumor cells are forced to withstand to enable growth. This concept of evolution under selective pressure also applies in the context of an advanced tumor being subjected to therapeutic interventions—the relapsing tumors are forced to adapt in order to grow in the presence of treatment. Through these evolutionary processes, tumor cells can become exclusively dependent on distinct pathways, and these are the key dependencies that can be exploited for therapeutic gain.

Our understanding of key tumor dependencies has also led to the development of an orally bioavailable small molecule inhibitor of CD73, ORIC-533, that targets adenosine within a key metabolic pathway upon which tumors become dependent. Many cancers usurp the anti-inflammatory adenosine pathway to avoid detection by the immune system, thereby reducing the effectiveness of certain chemotherapy and immunotherapy-based treatments. Accumulation of adenosine in the tumor microenvironment is implicated in local immune suppression that leads to tumor growth. CD73 is an enzyme that controls the rate at which extracellular adenosine is produced and its overexpression is associated with poor prognosis in several cancers, including TNBC, NSCLC, multiple myeloma, melanoma and prostate, among others. In addition to our CD73 program, we are developing multiple programs focused on addressing key dependencies in solid tumors, defined as either unaddressed drivers of innate resistance, acquired mutations or bypass mechanisms that cause relapse.

Our resistance platform and in-house capabilities in medicinal chemistry and structure-based design enable drug discovery efforts for these resistance mechanisms. This platform, along with our forward and reverse translation expertise, underpins our efforts to address key drivers of cancer resistance.

Our pipeline to treat cancer resistance

Our portfolio currently consists of multiple internally discovered and in-licensed programs targeting key resistance mechanisms in cancer. Our product candidates are shown in the figure below:



Program
Indication
Lead Identification
Lead Optimization
IND Enabling
Phase 1
Phase 2
Phase 3
Key Differentiation
PRODUCT CANDIDATES
ORIC-114
EGFR/HER2 exon 20 inhibitor
NSCLC, Breast & Tumor agnostic
Phase 1b: ORIC-114 single agent
✓ CNS active
✓ Well tolerated
ORIC-944
PRC2 inhibitor
Prostate Cancer
Phase 1b: ORIC-944 single agent
✓ Potential best-in-class drug properties
OUT-LICENSING CANDIDATE
ORIC-533
CD73 inhibitor
Multiple Myeloma
Phase 1b: ORIC-533 combination ready
✓ Single agent activity
✓ Clean safety profile
✓ Immune activation

Our most advanced discovery and research programs are shown in the figure below:



Program
Indication
Lead Identification
Lead Optimization
IND Enabling
Phase 1
Phase 2
Phase 3
Key Differentiation
DISCOVERY RESEARCH PROGRAMS
ORIC-613
PLK4 inhibitor
Breast cancer
PLK4 Program
✓ First-in-class potential
Multiple programs targeting resistance mechanisms
Solid tumors
Program A
Solid tumors
Program B

Brain penetrant EGFR/HER2 program: ORIC-114

Background

The ErbB receptor tyrosine kinase family is involved in key cellular functions, including cell growth and survival. EGFR and HER2 exon 20 insertion mutations are observed across multiple solid tumors, including NSCLC, breast, gastrointestinal, bladder and other cancers. EGFR exon 20 insertion mutations are observed in approximately 2.1% of all patients with NSCLC and these patients have a worse prognosis than patients with NSCLC driven by other EGFR mutations. HER2 exon 20 insertion mutations are observed in approximately 1.5% of all patients with NSCLC and atypical EGFR mutations are observed in approximately 2.9% of all patients with NSCLC. Outside of NSCLC, it is estimated that EGFR and HER2 exon 20 insertion mutations are observed in approximately 0.6% of patients. In total, these prevalence estimates suggest a target population in non-small cell lung cancer of over 12,500 patients in the US annually, plus an additional 8,500 patients across other cancers.

In addition to the EGFR and HER2 exon 20 insertion population, HER2 amplifications are commonly observed in metastatic breast cancer and can also be observed in other malignancies such as certain gastrointestinal tumors. HER2-positive breast cancer represents approximately 25% of all breast cancers and up to half of the HER2-positive breast cancer patients develop brain metastases over the course of their disease.

Rationale for brain penetrant inhibitor of EGFR/HER2 with high potency towards exon 20 mutations

Currently, the medicines approved by the FDA specifically to treat NSCLC with EGFR or HER2 exon 20 insertion mutations provide limited benefit for patients with active brain metastases. Within NSCLC, approximately one-third of patients with exon 20 insertion mutations develop brain metastases, which contributes to poor prognosis. Several companies are developing EGFR exon 20

inhibitors; however, to our knowledge none have demonstrated significant CNS activity in patients suitable for addressing brain metastases, an area of significant unmet medical need.



(1) Robichaux et al Nat Med (2018). EGFR exon 20 insertion (n=9) and classical EGFR mutation (n=129)

EGFR exon 20 insertions are associated with lower PFS with first and second generation EGFR TKIs, such as erlotinib, gefitinib and afatinib, compared to other EGFR mutations.

Preclinical data

ORIC-114 was designed as a brain penetrant, orally bioavailable, irreversible inhibitor designed to selectively target EGFR and HER2 with nanomolar potency towards exon 20 insertion mutations. As shown in the figure below, in a kinase selectivity panel, the ErbB receptor tyrosine kinases were strong hits and there were no off-targets identified for ORIC-114, unlike the comparator clinical compounds.



Kinome selectivity screens were conducted on a 468 kinase panel with 1 uM of either CLN-081, furmonertinib, mobocertinib or ORIC-114 in a head-to-head assessment. BLU-451 results were attained from data presented by Blueprint Medicines at the AACR Conference in 2022. BLU-451 data was from 409 kinases at 1 uM and was not conducted head-to-head with ORIC-114. The number of off-target kinase hits with inhibition of 80-100% are shown in the table. Notably, ORIC-114 did not hit any of the 3F family of kinases with the potential for covalent Cys interaction in the active site.

ORIC-114 demonstrated potent anti-tumor activity in various NSCLC EGFR exon 20 insertion mutation models. In the examples below, in models carrying the variants NPH, ASV and insG, ORIC-114 demonstrated potent anti-tumor activity when dosed orally once daily at 4 mg/kg.



EGFR Exon 20 insNPH
EGFR Exon 20 insASV
EGFR Exon 20 insG
Vehicle
ORIC-114 (4 mg/kg QD)
Mean Tumor Volume (mm3)
Days After Treatment
127% TGI
110% TGI
112% TGI

In the head-to-head in vivo study in an EGFR exon 20 insertion lung cancer model shown below, ORIC-114 demonstrated greater antitumor activity than BDTX-189 and CLN-081. A 90% complete response rate was observed for ORIC-114 at the well tolerated dose of 3mg/kg once daily compared to no complete responses observed for BDTX-189, and only two complete responses for CLN-081. Additionally, in the CLN-081 cohort, 25% of the animals had to come off-study due to significant weight loss. Collectively, these in vivo data indicate the potential for a broader therapeutic index of ORIC-114.



Vehicle
BDTX-189 (50 mg/kg QD)
CLN-081 (200 mg/kg QD)
ORIC-114 (3 mg/kg QD)
Tumor Volume (mm3)
Days On Study
Vehicle 0/8 CR
BDTX-189 0/8 CR
CLN-081 2/8 CR
ORIC-114 9/10 CR

Note: LU0387 lung adenocarcinoma EGFR ex20ins H773-V774insNPH xenograft model. N = 8-10 mice per group. CR defined as < 30 mm^3.

ORIC-114 was designed for brain penetrance and demonstrated potent anti-tumor activity in an intracranial NSCLC EGFR exon 19 deletion mutation in vivo model, when dosed orally at 2.5 mg/kg QD, superior to TAK-788 which was dosed orally at 30 mg/kg QD and osimertinib at 10 mg/kg QD. Efficacy was measured by quantification of the bioluminescence photon flux in mice carrying intracranial PC9-Luc tumors.



Intracranial PC9-luciferase NSCLC Xenograft
Bioluminescence (photons/sec)
Vehicle
TAK-788 (30 mg/kg QD)
ORIC-114 (2.5 mg/kg QD)
Days After Treatment
Vehicle
Osimertinib (10 mg/kg QD)
ORIC-114 (2.5 mg/kg QD)
Days After Treatment

A key feature of ORIC-114 differentiation is that it was designed to optimize brain exposure across multiple parameters, including pump engagement, physicochemical properties, and free unbound fraction in the brain. Together, these compound characteristics translate in vivo into a high brain to plasma ratio in mice of nearly 1, as shown in the graph below, which depicts the free unbound fraction. Importantly, ORIC-114 high brain to plasma ratio was maintained at both 1 and 4 hours. In comparison with other clinical compounds, ORIC-114 free brain to plasma ratios are on par with osimertinib, which is deemed a CNS clinically active compound. In contrast, the free brain to plasma ratio of ORIC-114 is superior to other exon 20 directed agents such as TAK-788 and CLN-081, and is also superior to the HER2 agent, tucatinib, and its active metabolite. In summary, the limitations of current therapies to address brain metastases in both the exon 20 mutant population and the HER2-positive patient population, present an opportunity for ORIC-114.



ORIC-114 Exhibits High Ratio of Free (Unbound) Brain/Plasma Exposure in Mice
Free Brain/Plasma Ratio (@ 4 hr)
10
1
0.1
0.01
0.001
*
*
ORIC-114
Mobocertinib
CLN-081
BDTX-189
Osimertinib

In October 2023 we also presented a poster highlighting preclinical activity of ORIC-114 against atypical mutations in EGFR at the ESMO Congress. We assessed a variety of atypical driver mutations in EGFR and found that ORIC-114 showed strong cellular potency against both classes of atypical mutations – primary and acquired resistance mutations and a superior profile compared to competitors. On the right side of the figure below, ORIC-114 produced strong in vivo efficacy in a model bearing the EGFR G719S mutation, which is the most commonly mutated site amongst atypical mutations of EGFR.

ORIC-114 Demonstrates Superior In Vitro Potency

Type	Atypical Mutations	BaF3 Cell EC50 Ratio EGFR WT / Mutant		
		ORIC-114	Afatinib	Furmonertinib
primary	G719C	**8x**	4x	2x
	G719S	**9x**	4x	1x
	L747S	**1x**	1x	1x
	L747P	**2x**	1x	2x
acquired	L858R L718V	**31x**	13x	1x
	L858R L718Q	**7x**	1x	0.1x
	del19 G796S	**5x**	5x	0.5x
	del19 L792H	**3x**	1x	0.09x

ORIC-114 Induces Complete Tumor Regressions In Vivo



Vehicle
ORIC-114 (2.5 mg/kg)
Tumor Volume (mm3)
Days On Study
TGI 107%
Terminal Tumor Volume (mm3)
5/10 CRs
Vehicle
ORIC-114

Rationale for brain penetrant inhibitor of HER2 amplification

HER2-positive breast cancer represents approximately 25% of all breast cancers and up to half of the HER2-positive breast cancer patients develop brain metastases over the course of their disease. Most current FDA approved HER2-directed therapies are not effective at crossing the blood-brain-barrier. Tucatinib was approved for HER2-positive breast cancer patients with brain metastases; however, we hypothesize that tucatinib activity may be limited by modest brain exposure of the parent drug and its active metabolite. Several companies are developing HER2 inhibitors; however, to our knowledge none have demonstrated significant brain exposure suitable for addressing brain metastases, an area of significant unmet medical need.

The in vivo result shown on the figure below on the left indicates that orally dosed ORIC-114 has strong anti-tumor activity systemically in a subcutaneous HER2-positive breast cancer model, with tumor growth inhibition of 111% and two complete responses. ORIC-114 and tucatinib both demonstrate regressions in this subcutaneous model. However, in the figure below on the right, in the same HER2-positive breast cancer model with the tumors grown intracranially, oral dosing of ORIC-114 showed significant tumor growth inhibition in this intracranial model, with superior antitumor activity in the brain versus tucatinib.

Subcutaneous HER2+ Breast Cancer Model



Vehicle
Tucatinib (50 mg/kg QD)
ORIC-114 (2.5 mg/kg QD)
Tumor Volume (mm3)
Days on Study
0/10 CR
2/10 CR

Intracranial HER2+ Breast Cancer Model



p = 0.01
ns
Bioluminescence (% of Day-2 Flux)
Vehicle
Tucatinib (50 mg/kg QD)
ORIC-114 (2.5 mg/kg QD)

In the fourth quarter of 2021, we filed a CTA for ORIC-114 in South Korea, which was cleared in the first quarter of 2022. We also filed and cleared an IND with the FDA for ORIC-114 in the third quarter of 2022. We are enrolling a Phase 1b trial of ORIC-114 as a single-agent, in patients with advanced solid tumors with EGFR and HER2 exon 20 alterations, atypical EGFR mutations or HER2 amplifications, and that trial allows patients with CNS metastases that are either treated or untreated but asymptomatic.

Initial Phase 1 dose escalation data of ORIC-114

We reported initial Phase 1b data for ORIC-114 at the ESMO Congress in October 2023, which demonstrated both systemic and intracranial activity across multiple doses in a heavily pre-treated patient population. As summarized in the table below, a total of

50 patients were treated with increasing doses of ORIC-114. Of the 21 patients with EGFR exon 20 mutated lung cancer, 81% had received one or more EGFR exon 20 targeted agent and 86% of the patients had CNS involvement at baseline. This is a marked contrast to the patient populations that have been enrolled by the current approved and late-stage investigational programs, which are largely exon 20 inhibitor naïve and typically have approximately 35% of patients with CNS involvement at baseline.

Patient disposition and baseline characteristics.

	EGFR Ex20 (n=21)	HER2 Ex20 (n=24)	HER2+ (n=5)	Total (N=50)
Age, years, median (range)	63 (31,80)	63 (25,86)	66 (48,68)	63 (25,86)
Females, n (%)	10 (48)	11 (46)	3 (60)	24 (48)
ECOG performance score, n (%)				
0	1 (5)	10 (42)	3 (60)	14 (28)
1	20 (95)	14 (58)	2 (40)	36 (72)
Non-smoker, n (%)	12 (57)	16 (68)	3 (60)	31 (62)
Prior lines of therapies, median (min, max)	2 (1,6)	2 (0,7)	4 (1,7)	2 (0,7)
Prior therapies, n (%)				
Chemotherapy	21 (100)	23 (96)	5 (100)	49 (98)
EGFR targeted agents	18 (86)	1 (4)	–	19 (38)
EGFR exon 20 targeted agents	17 (81)	–	–	17 (34)
Amivantamab	15 (71)	–	–	15 (30)
Mobocertinib	4 (19)	–	–	4 (8)
Other (CLN-081, BLU-451)	2 (10)	–	–	2 (4)
HER2 targeted agents	–	7 (30)	3 (60)	10 (20)
CNS metastases at baseline, n (%)	18 (86)	9 (38)	1 (20)	28 (56)

Note: All data as of the data cutoff on September 26, 2023

ORIC-114 was well tolerated with minimal EGFR wild type related adverse events and little evidence of off-target toxicities. The vast majority of adverse events were Grade 1 or 2 in severity, with a low 6% rate of Grade 3 diarrhea and no events of Grade 3 or higher rash. There was a low rate of dose reductions and only 4% dose discontinuations due to safety. The most common adverse events observed are summarized below.

Treatment related adverse events occurring in ≥ 10% of patients:

Preferred Term, n (%)	<45 mg TDD (n=18)				45 – 60 mg TDD (n=23)				≥75 mg TDD (n=9)				Total (N=50)
	Gr1	Gr2	Gr3	≥Gr4	Gr1	Gr2	Gr3	≥Gr4	Gr1	Gr2	Gr3	≥Gr4	All Grades
Rash*	6 (33)	4 (22)	–	–	6 (26)	6 (26)	–	–	4 (44)	1 (11)	–	–	27 (54)
Diarrhea	2 (11)	2 (11)	–	–	7 (30)	2 (9)	2 (9)	–	2 (22)	2 (22)	1 (11)	–	20 (40)
Stomatitis	4 (22)	2 (11)	–	–	2 (9)	2 (9)	1 (4)	–	2 (22)	2 (22)	–	–	15 (30)
Paronychia	1 (6)	2 (11)	–	–	4 (17)	4 (17)	–	–	2 (22)	1 (11)	–	–	14 (28)
Pruritis	2 (11)	–	–	–	4 (17)	2 (9)	1 (4)	–	1 (11)	1 (11)	–	–	11 (22)
Nausea	1 (6)	–	–	–	2 (9)	2 (9)	–	–	1 (11)	1 (11)	1 (11)	–	8 (16)
Decreased appetite	–	1 (6)	–	–	5 (22)	1 (4)	–	–	–	–	–	–	7 (14)
Vomiting	2 (11)	–	–	–	2 (9)	–	–	–	1 (11)	1 (11)	1 (11)	–	7 (14)
Dose Reductions	2 (18)				3 (13)				3 (33)				8 (16)
Dose Discontinuations	1 (9)				1 (4)				–				2 (4)

Note: All data as of the data cutoff on September 26, 2023

The waterfall plot below depicts efficacy-evaluable patients with EGFR exon 20 mutated lung cancer who received a total daily dose of 45 mg or higher and had at least one post-baseline tumor assessment performed. Across the four different total daily doses, 11 of the 15 patients received prior amivantamab and the majority experienced tumor shrinkage, with RECIST responses consisting of multiple partial responses, including one patient treated at 45 mg once daily who had two of three CNS lesions resolve on therapy, and most notably, one confirmed complete response with a complete response in the brain, in a post-amivantamab patient treated at 75 mg once daily.

Preliminary activity (NSCLC patients with EGFR exon 20 and treated at ≥ 45 mg QD)



Note: All data as of the data cutoff on September 26, 2023

      This patient, a 55-year-old woman with EGFR exon 20 mutated NSCLC previously treated and progressed on platinum-based chemotherapy followed by amivantamab, had four active CNS non-target lesions at study entry that had not been previously treated with either surgery or radiation. The patient received 75 mg once daily of ORIC-114, and by the end of the first cycle had a 60% reduction in all systemic target lesions, which improved to a complete response at the next cycle, with 100% reduction of all target lesions and disappearance of non-target lesions. The complete response was subsequently confirmed. The patient also had a complete response of all CNS disease after the first cycle with complete resolution of all four CNS lesions, which was also confirmed at a later scan.

Confirmed intracranial and systemic response in a patient with EGFR exon 20 mutated NSCLC and active CNS metastases that progressed on prior EGFR exon 20 targeted therapy.



The waterfall plot below depicts patients with HER2 exon 20 mutated lung cancer, who received a total daily dose of 45 mg or higher and had at least one post-baseline scan and therefore were efficacy evaluable. Across the four different total daily doses, there were five responses, and one of the confirmed partial responses consisted of a 100% decrease in all target lesions, with only persistent non-target lesions preventing a complete response determination.

Preliminary activity (NSCLC patients with HER2 exon 20 and treated at ≥ 45 mg QD)



Note: All data as of the data cutoff on September 26, 2023

As of October 21, 2023, the Phase 1b trial of ORIC-114 was ongoing to determine the candidate recommended Phase 2 doses for dose expansion, and subsequently the selection of the final recommended Phase 2 dose. We expect to initiate the dose expansion portion of the study in the first half of 2024 and include NSCLC patients with EGFR exon 20 insertion mutations that are EGFR exon 20 inhibitor-naïve, HER2 exon 20 insertion mutations, and atypical EGFR mutations. We expect to report updated Phase 1b data for ORIC-114 in the first half of 2025.

PRC2 inhibitor program: ORIC-944

Background

PRC2 is a histone methyltransferase complex consisting of three core subunits: EED, EZH2 or EZH1, and SUZ12 and plays a key role in gene regulation and transcriptional repression, in particular during embryonic development. The dysregulation of PRC2 can lead to tumorigenesis in a wide range of cancers including prostate cancer, breast cancer, and hematological malignancies. EED is responsible for histone binding and activation of PRC2. Allosteric inhibition of EED impacts the assembly, stabilization, and activation of PRC2.

Rationale for targeting allosteric inhibition of PRC2 through EED

PRC2 has two druggable subunits, EZH2, whose enzymatic function is the target of first generation therapeutics, and EED, which next-generation therapeutics like ORIC-944 inhibit. Several companies are developing EZH2 inhibitors; however, the pharmacologic properties of these compounds result in high doses given more than once a day, that achieve only partial target inhibition in the clinic. Allosteric inhibition of PRC2 through EED is differentiated from targeting EZH2 and may be beneficial for a number of reasons. First, preclinical studies show that EED inhibition is active against mutants in EZH2 that confer innate resistance to EZH2 inhibitors. Second, in a similar fashion, acquired mutations in EZH2 are sensitive to EED inhibition. Third, cells treated with EZH2 inhibitors are also able to activate EHZ1 in a compensatory bypass mechanism of resistance, yet those cells are sensitive to EED inhibition.


PRC2 Function
PRC2
EZH2
EED
SUZ12
Tri-methylation of H3K27
Gene silencing
Tumorigenesis
Cell fate / differentiation
PRC2 Background
• Two druggable subunits:
– EED: responsible for histone binding; target of ORIC-944
– EZH2: responsible for histone methylation; target of first-generation inhibitors
• Dysregulation of PRC2 linked to several cancers
– Decreased expression of target genes associated with poor prognosis in prostate cancer (1)
• First-generation inhibitors, designed to inhibit EZH2, have demonstrated promising clinical activity
– Approved for epithelioid sarcoma and follicular lymphoma
– Emerging potential in prostate cancer

Note: EZH1, enhancer of zeste homolog 1. EZH2, enhancer of zeste homolog 2. EED, embryonic ectoderm development. SUZ12, suppressor of zeste 12. H3K27, histone H3 at lysine 27.
(1) Yu et al. Cancer Res. (2007).

Preclinical Data

ORIC-944 is a potent and selective allosteric inhibitor of PRC2 with mechanism of action via binding the EED subunit that was designed to have superior drug properties compared to EZH2 inhibitors. ORIC-944 when dosed orally once a day as a single-agent significantly inhibited prostate tumor growth in androgen insensitive and enzalutamide-resistant prostate cancer models as seen in the figures below. While cross-study comparisons of preclinical data have limitations and caveats, the ORIC-944 efficacy appears to be superior to EZH2 inhibitors in the same models.





Note: ORIC-944 dose used was 200 mg/kg QD. Enzalutamide dose used was 30 mg/kg QD. ****p < 0.0001. Left graph: C4-2 xenograft model. Right graph: 22Rv1 xenograft model.

Additional preclinical studies with ORIC-944 as a monotherapy and in combination regimens are being explored. We filed and cleared an IND with the FDA for ORIC-944 in the fourth quarter of 2021. We are enrolling a Phase 1b trial of ORIC-944 as a single-agent, in patients with advanced prostate cancer.

Initial Phase 1 dose escalation data of ORIC-944

We reported initial Phase 1b monotherapy data for ORIC-944 in patients with metastatic prostate cancer in January 2024. As of December 10, 2023, these data demonstrated potential best-in-class drug properties, including clinical half-life consistent with a preclinical prediction of greater than 10 hours and no signs of cytochrome P450 autoinduction that is seen with first-generation PRC2 inhibitors.

Preliminary Phase 1b Pharmacokinetics Data:



Key Takeaways

- Excellent pharmacokinetic profile observed to date
  - Increased exposure with dose level
  - Low inter-patient variability
- No signs of CYP autoinduction that is observed with first-generation PRC2 inhibitors
- Clinical half-life consistent with preclinical prediction of >10 hours, which is superior to other PRC2 inhibitors and supports QD dosing
- Exposures at ≥600 mg QD exceed target C_{min} that provides 90% TGI in preclinical in vivo prostate cancer models

There was robust target engagement, with maximal decrease (≥75%) in H3K27me3 in monocytes from peripheral blood samples at doses as low as 200 mg QD with low inter-patient variability.

Preliminary Phase 1b Pharmacodynamic Data:



Inhibition of PRC2 Activity
(% H3K27me3 Reduction in Monocytes)
Once Daily Dosing (QD)
200 mg
400 mg
600 mg
900 mg
0
-25
-50
-75
-100
% Change from Baseline of H3K27me3/H3 at C1D15
(Mean ± SEM)
Key Takeaways
Robust target engagement demonstrated with once-daily monotherapy dosing
Maximal decrease (≥75%) in H3K27me3 in monocytes from peripheral blood samples achieved across multiple dose levels, starting as low as 200 mg QD
Low inter-patient variability observed

There was also a favorable safety profile, with only grade 1 and 2 treatment-related adverse events at dose levels corresponding with strong target engagement. This emerging profile with superior drug properties supports advancement of ORIC-944 into combination development in prostate cancer with AR inhibitor(s).

CD73 inhibitor program: ORIC-533

Background on adenosine and CD73

Adenosine, a purine nucleoside base, is an extracellular signaling molecule derived from adenosine triphosphate (ATP). Adenosine is a potent suppressor of immune function and accumulates in tissues at sites of inflammation and damage. Analogously, in the context of tumors, adenosine in the tumor microenvironment is implicated in local immunosuppression that leads to tumor growth. Extracellular ATP is metabolized to AMP by the enzyme CD39, and AMP is metabolized to adenosine by the enzyme CD73. Adenosine, via its interaction with adenosine receptors, functions to suppress immune function. Multiple cell types within the tumor milieu, including cancer cells, endothelial cells and immune cells, express CD73.

Rationale for targeting CD73 in oncology

Many cancers usurp the anti-inflammatory adenosine pathway to avoid detection by the immune system, thereby reducing the effectiveness of certain chemotherapy- and immunotherapy-based treatments. Accumulation of adenosine in the tumor microenvironment is implicated in local immune suppression that leads to tumor growth. As shown in the figure below, CD73 is an enzyme that controls the rate at which extracellular adenosine is produced, and its overexpression is associated with poor prognosis in several cancers, including TNBC, NSCLC, multiple myeloma, melanoma and prostate, among others. Several global pharmaceutical companies are developing anti-CD73 antibodies, but due to significant medicinal chemistry challenges, to our knowledge, only one other orally bioavailable inhibitor of CD73 is in clinical development. With our resistance platform capabilities, our medicinal chemistry team created a differentiated compound that is both potent and orally bioavailable.

CD73 has been linked to therapy resistance



Adenosine Pathway Overview

Increased Adenosine Inhibits:
- T cell priming / expansion
- T cell activation / cytolytic activity
- NK degranulation
- Macrophage M1 polarization
- DC maturation / activation

ORIC-533 is a Potentially Best-In-Class CD73 inhibitor

- Highly potent orally bioavailable small molecule CD73 inhibitor, which may provide deeper tumor penetration

- More potent preclinical activity than benchmark adenosine pathway inhibitors

- Single agent activity demonstrated in bone marrow cells from patients with multiple myeloma compares favorably to standard of care therapies

- First CD73 inhibitor to enter clinical development for multiple myeloma

- Preclinical safety profile supports exploration of potential combinations across treatment regimens

Preclinical data

ORIC-533 is an orally bioavailable small molecule that potently and selectively antagonizes CD73 enzymatic function (< 1nM) and fully inhibits CD73-mediated AMP to adenosine conversion both in human tumor cells and immune cells. Preclinical studies show that ORIC-533 restores CD8+ T-cell expansion and activation of adenosine-induced immunosuppression. Reversal of adenosine-induced intratumoral immunosuppression with ORIC-533 leads to significant anti-tumor responses in vivo.





In the figure above on the left, an ORIC-533 analogue decreased adenosine production in a concentration-dependent manner in cultured human CD8+ T cells and human H1568 cancer cells. While an ORIC-533 analogue can completely block adenosine production by immune and tumor cells, an anti-CD73 antibody is unable to achieve the same degree of functional inhibition. In the figure above on the right, a single oral dose of our compound in mice achieved unbound plasma exposures that exceed the in vitro EC90 levels required for suppression of adenosine production for 24 hours.

Moreover, CD73 inhibition in vivo substantially reduced the adenosine/AMP ratio in EMT6 mouse tumors following sustained CD73 inhibitor treatment.



Source: ORIC data using syngeneic EG7 tumor model, AACR June 2020 abstract 10268, poster LB-115
*: p<0.005. ***: p = 0.0006. ****: p < 0.0001.

In the figure above on the left, daily CD73 inhibitor treatment with our product candidate ORIC-533 significantly impairs syngeneic tumor growth and tumor size as an orally dosed single-agent. Evaluation of tumors at the end of study, on the right above, show the depletion of adenosine and corresponding increase in T cells in the tumor microenvironment.

When compared to other CD73 inhibitors in preclinical studies, ORIC-533 more potently suppressed adenosine production from AMP in both T cells and tumor cells, and at nM concentrations was able to rescue activation of CD8+ T cells exposed to a high AMP environment.



Source: ORIC data, AACR June 2020 abstract 4317, poster 1023
*: Bowman et al, 2019. **: WO2019246403A1 Compound 9. ***: WO2019168744A1 Example 2

The above figure demonstrates the results of a series of preclinical experiments that we conducted evaluating ORIC-533, AB680, Antengene, and Eli Lilly compounds across a variety of properties that we believe to be important in developing a potent and efficacious CD73 inhibitor. In the figure and table on the left above, human PBMCs, H1568 NSCLC cells, and human CD8+ T cells were pre-treated with compounds for 15 minutes, followed by addition of 10 uM AMP/5 uM EHNA for 1 hour. Adenosine in supernatant was quantified by LC-MS/MS. The biochemical binding assay was carried out with purified CD73 protein and compounds assessed at a wide concentration range to calculate IC50. In the figure on the above right, human PBMC-derived CD8+ T cells were activated for 24 hours with tetrameric anti-CD3/CD28/CD2 antibodies in serum free media, labeled with CellTrace™ Violet and plated onto 96-well plates. Compounds at varying concentrations and 1 millimolar AMP were added, and cells incubated for 72-96 hours. T cell proliferation was quantified by flow cytometry. TNFa cytokine production in cell supernatants was measured by Meso Scale Discovery immunoassay.

In the second quarter of 2021, the FDA cleared the IND for ORIC-533 and, in the first quarter of 2023, a CTA was cleared in Canada for ORIC-533. We are enrolling a Phase 1b trial of ORIC-533 as a single-agent, in patients with relapsed/refractory multiple myeloma.

In the fourth quarter of 2021, we presented data supporting the therapeutic potential of ORIC-533 in multiple myeloma. Key highlights included:

- Patient samples from multiple myeloma demonstrated that the tumor environment is adenosine rich and further studies have shown that high CD73 and high adenosine are associated with poor prognosis and therapeutic resistance in multiple myeloma.

- Compelling mechanistic rationale, supported by research from Dr. Kenneth Anderson's lab at Dana Farber Cancer Institute. As shown on the figures on the right below, ORIC CD73 inhibitor reversed adenosine driven immunosuppression and restored T-cell activity to induce killing of multiple myeloma cells from patients.



Source: Ray et al. ASH Poster (2021).

In additional ex vivo studies, mononuclear cells taken from the bone marrow of three multiple myeloma patient donors were cultured in the presence and absence of ORIC CD73 inhibitor, after which fluorescence activated cell sorting analysis was used to quantify the amount of myeloma cell death. As shown in the figure on the right below, the addition of the CD73 inhibitor induced an average of approximately 40% lysis of multiple myeloma cells in this ex-vivo patient assay. The ORIC CD73 inhibitor activity in the ex vivo assay from patients with multiple myeloma compares favorably to data previously reported with approved therapies for the treatment of multiple myeloma, including lenalidomide, bortezomib and daratumumab.





Source: Nijhof et al. Clin Cancer Res (2015) and Ray et al. ASH Poster (2021). Note: LEN, lenalidomide. DARA, daratumumab. BOR, bortezomib.

Initial Phase 1 dose escalation data of ORIC-533

We reported initial Phase 1b data for ORIC-533 at the American Society of Hematology (ASH) annual meeting in December 2023, which demonstrated preliminary evidence of clinical antimyeloma activity in multiple patients and a clean safety profile with only Grade 1 and 2 treatment-related adverse events and no dose limiting toxicities or dose reductions.

As of November 28, 2023, a total of 23 patients with multiple myeloma received doses ranging from 400 mg to 2400 mg once daily. The study included a heavily pretreated patient population: 100% of patients were triple-class refractory, 91% were penta-refractory, and 57% also received prior anti-BCMA bispecific antibody and/or CAR-T therapy. ORIC-533 demonstrated a favorable pharmacokinetic profile with an estimated plasma half-life of ~24 hours, which supports QD dosing, and clinical exposures that achieved concentrations associated with efficacy in ex vivo models. ORIC-533 also demonstrated strong inhibition of soluble CD73 enzymatic activity across all dose levels, highlighting good target engagement, including in the bone marrow and was well tolerated with only Grade 1 and 2 treatment-related adverse events, without any specific recurrent toxicity. ORIC-533 exhibited clear evidence of immune activation in the majority of patients dosed at ≥ 1200 mg, as evidenced by an increased abundance and fraction of activated CD8+ T cells and NK cells. At the 1600 mg dose, there were notable reductions in soluble BCMA levels in serum, indicating that ORIC-533 was having a measurable antimyeloma effect. Soluble BCMA levels have been reported to correlate with clinical response on treatment and predict progression free survival of various therapies. There were multiple examples of clinical activity, including a confirmed minor response in a patient with penta-refractory myeloma who had progressed on an anti-BCMA bispecific antibody three months before study entry.

We intend to complete the dose escalation for ORIC-533 in the first quarter of 2024. We intend to evaluate strategic partnerships to develop ORIC-533 in combination with other immune-based antimyeloma therapies.

Other preclinical programs

In addition to our product candidates, we are leveraging our resistance platform in pursuit of multiple discovery research programs that focus on our expertise within hormone-dependent cancers, precision oncology and key tumor dependencies. These programs highlight our medicinal chemistry and structure-based design expertise, and thus for the most part utilize a small molecule therapeutic approach to target oncogenic drivers in solid tumors like prostate, breast, and lung cancer that relapse with innate, acquired or bypass resistance. Our most advanced small molecule discovery research program is currently in preclinical studies.

- PLK4 Program: a small molecule therapeutic intended to address a mechanism of innate resistance found in a subset of breast cancers, specifically a synthetic lethal interaction of PLK4 inhibition in tumors bearing a TRIM37 DNA amplification/elevation. Breast cancer models as well as other tumor models with this TRIM37 amplification have a key tumor dependency on PLK4 and our therapeutic approach is to inhibit this enzyme. The development candidate, ORIC-613, is an orally bioavailable, highly selective inhibitor of PLK4, and in preclinical studies shows synthetic lethality in tumor models with high levels of TRIM37. IND enabling studies were completed for our ORIC-613 development candidate.

- Discovery Program A: a small molecule therapeutic intended to address an acquired resistance mechanism in lung cancer.

- Discovery Program B: a small molecule therapeutic intended to address a synthetic lethal interaction in breast and prostate cancers.

Our license agreements

Voronoi license agreement

On October 19, 2020, we entered into the Voronoi License Agreement, a license and collaboration agreement, with Voronoi. The Voronoi License Agreement gives us access to Voronoi's preclinical stage EGFR and HER2 exon 20 insertion mutation program, including a lead product candidate now designated as ORIC-114. Under the Voronoi License Agreement, Voronoi granted us an exclusive, sublicensable license under Voronoi's rights to certain patent applications directed to certain small molecule compounds that bind to EGFR and HER2 with one or more exon 20 insertion mutations and certain related know-how, in each case, to develop and commercialize certain licensed compounds and licensed products incorporating any such compound in the ORIC Territory, defined as worldwide other than in the People's Republic of China, Hong Kong, Macau and Taiwan. Under the Voronoi License Agreement, Voronoi had the right to perform certain mutually agreed upon development activities. Except for Voronoi's right to participate in such development activities, we are wholly responsible for development and commercialization of licensed products in the ORIC Territory. In addition, we are obligated to use commercially reasonable efforts to develop and commercialize at least one licensed product in certain major markets in the ORIC Territory.

Our financial obligations under the Voronoi License Agreement included an upfront payment of $5.0 million in cash and the issuance to Voronoi of 283,259 shares of our common stock issued pursuant to a stock issuance agreement entered into between the parties on October 19, 2020. The number of shares issued pursuant to the stock issuance agreement was based on a price of $28.24 per share, representing a premium of 25% to the 30-day trailing volume weighted average trading price of our common stock. The shares were issued in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (Securities Act), for transactions by an issuer not involving any public offering.

Under the Voronoi License Agreement, Voronoi was responsible for certain research and development costs up to a predetermined threshold. Upon achievement of the predetermined threshold in the second quarter of 2022, Voronoi chose to opt out of participation in and funding of future development activities. We are also obligated to make milestone payments to Voronoi upon the achievement of certain events. Upon the achievement of certain development and regulatory milestones with respect to the first licensed product, we are obligated to pay Voronoi up to a maximum of $111.0 million. Upon the achievement of certain commercial milestones with respect to the first licensed product, we are obligated to pay Voronoi up to a maximum of $225.0 million. If we pursue a second licensed product, we could pay Voronoi up to an additional $272.0 million in success-based milestones. In addition, we are obligated to pay royalties on net sales of licensed products in the ORIC Territory. In the third quarter of 2022, we made a development milestone payment to Voronoi in the amount of $5.0 million, which was recorded in acquired in-process research and development expense.

Unless earlier terminated, the Voronoi License Agreement will continue in effect until the expiration of all royalty payment obligations. Following the expiration of the Voronoi License Agreement, we will retain our licenses under the intellectual property Voronoi licensed to us on a royalty-free basis. We and Voronoi may each terminate the Voronoi License Agreement if the other party materially breaches the terms of such agreement, subject to specified notice and cure provisions, or enters into bankruptcy or insolvency proceedings. Voronoi may also terminate the agreement if we discontinue development of licensed products for a specified period of time. We also have the right to terminate the Voronoi License Agreement without cause by providing prior notice to Voronoi.

If Voronoi terminates the Voronoi License Agreement for cause, or we terminate the Voronoi License Agreement without cause, then we are obligated to grant a nonexclusive license to Voronoi under certain of our patents and know-how and to assign to Voronoi certain of our regulatory filings for licensed compounds and licensed products.

Mirati license agreement

On August 3, 2020, we entered into the Mirati License Agreement. Under the Mirati License Agreement, Mirati granted us a worldwide, exclusive, sublicensable, royalty-free license under Mirati's rights to certain patents and patent applications directed to certain small molecule compounds that bind to and inhibit PRC2 and certain related know-how, in each case, to develop and commercialize certain licensed compounds and licensed products incorporating any such compound. Under the Mirati License Agreement, we are wholly responsible for development and commercialization of licensed products. In addition, we are obligated to use commercially reasonable efforts to develop and commercialize at least one licensed product in certain major markets.

Our financial obligation under the Mirati License Agreement was an upfront payment of 588,235 shares of our common stock, issued pursuant to a stock issuance agreement entered into between the parties on August 3, 2020. The number of shares issued was based on a price of $34.00 per share, representing a premium of 10% to the 60-day trailing volume weighted average trading price of our common stock. The shares were issued in a private placement in reliance on Section 4(a)(2) of the Securities Act for transactions by an issuer not involving any public offering. During the eighteen-month period following the date of the agreement, Mirati is subject to certain transfer restrictions, and the parties agreed to negotiate and enter into a registration rights agreement, with respect to the shares. We are not obligated to pay Mirati milestones or royalties.

Unless earlier terminated, the Mirati License Agreement will continue in effect on a country-by-country and licensed product-by-licensed product basis until the later of (a) the expiration of the last valid claim of a licensed patent covering such licensed product in such country or (b) ten years after the first commercial sale of such licensed product in such country. Following the expiration of the Mirati License Agreement, we will retain our licenses under the intellectual property Mirati licensed to us on a royalty-free basis. We and Mirati may each terminate the Mirati License Agreement if the other party materially breaches the terms of such agreement, subject to specified notice and cure provisions, or enters into bankruptcy or insolvency proceedings. Mirati may terminate the agreement if we challenge any of the patent rights licensed to us by Mirati or we discontinue development of licensed products for a specified period of time. We also have the right to terminate the Mirati License Agreement without cause by providing prior notice to Mirati.

On October 8, 2023, Bristol Myers Squibb (BMS) and Mirati announced that they entered into a definitive merger agreement under which BMS through a subsidiary will acquire all of the outstanding shares of Mirati common stock. The Mirati License Agreement continued in effect upon consummation of the transaction, which closed on January 23, 2024.

If BMS terminates the Mirati License Agreement, or we terminate the Mirati License Agreement without cause, then we are obligated to assign to BMS, or grant an exclusive license to BMS with respect to, certain of our patents, know-how and regulatory filings directed to licensed compounds and licensed products.

Clinical Development Collaboration

Pfizer collaboration

On December 21, 2022, we entered into a clinical development collaboration (the Pfizer Collaboration) for a potential Phase 2 study of ORIC-533 in multiple myeloma with Pfizer Inc. (Pfizer). Through the Pfizer Collaboration, we may potentially advance ORIC-533 into a Phase 2 combination study with elranatamab, Pfizer's investigational B-cell maturation antigen (BCMA) and CD3-targeted bispecific antibody in development for the treatment of multiple myeloma. We will maintain full economic ownership and control of ORIC-533. In conjunction with the Pfizer Collaboration, Jeff Settleman, Ph.D., Chief Scientific Officer, Oncology Research & Development, Pfizer, joined our Scientific Advisory Board for ORIC-533.

Concurrent with the Pfizer Collaboration, we sold 5,376,344 shares of common stock at a price of $4.65 per share to Pfizer for proceeds of $25.0 million. The common shares were sold to Pfizer in a registered direct offering conducted without an underwriter or placement agent. The transaction closed on December 23, 2022.

Sales and marketing

We intend to retain significant development and commercial rights to our product candidates and, if marketing approval is obtained, to commercialize our product candidates on our own, or potentially with a partner, in the United States and other regions. We currently have no sales, marketing or commercial product distribution capabilities. We intend to build the necessary infrastructure and capabilities over time for the United States, and potentially other regions, following further advancement of our product candidates. Clinical data, the size of the addressable patient population, the size of the required commercial infrastructure and manufacturing needs may all influence or alter our commercialization plans.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our product candidates obtain marketing approval. We also rely, and expect to continue to rely, on third parties to package, label, store and distribute our investigational product candidates, as well as for our commercial products if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the development of our product candidates.

To date, we have obtained active pharmaceutical ingredients (API) and drug product for our product candidates from single-source third party contract manufacturers. We are in the process of developing our supply chain for each of our product candidates and intend to put in place framework agreements under which third-party contract manufacturers will generally provide us with necessary quantities of API and drug product on a project-by-project basis based on our development needs.

As we advance our product candidates through development, we will consider whether to change our lack of redundant supply for the API and drug product for each of our product candidates to protect against any potential supply disruptions.

We generally expect to rely on third parties for the manufacture of any companion diagnostics we may develop.

Intellectual property

We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to our business, including obtaining, maintaining and defending our patent rights. Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications and obtaining issued patents, or in-licensing issued patents and patent applications, in the United States and in markets outside of the United States directed to our proprietary technology, inventions, improvements and product candidates that are important to the development and implementation of our business. We also rely on trade secrets and know-how relating to our proprietary technology and product candidates and continuing innovation to develop, strengthen and maintain our proprietary position in the field of oncology. We also plan to rely on data exclusivity, market exclusivity and patent term extensions when available. Our commercial success will depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions, improvements and product candidates; to preserve the confidentiality of our trade secrets; to defend and enforce our proprietary rights, including any patents that we may own or license in the future; and to operate without infringing on the valid and enforceable patents and other proprietary rights of third parties.

Our patent portfolio consists of issued patents and pending patent applications that we own or in-licensed related to ORIC-114, ORIC-944, ORIC-533 and various other compounds and programs. As of December 31, 2023, the portfolio includes 13 issued United States patents, 31 pending United States patent applications, 11 pending international patent applications filed under the Patent Cooperation Treaty (PCT application), 76 issued patents in various markets outside of the United States, and more than 82 pending patent applications in various markets outside of the United States.

As of December 31, 2023, our patent portfolio covering ORIC-114 that we have exclusively in-licensed from Voronoi in the ORIC Territory include issued patents in Australia, Brazil, Eurasia, India, Israel, Japan, Korea, New Zealand and the United States, along with patent applications pending in the United States, Europe and other markets outside of the United States. We also own a pending PCT application covering certain forms of ORIC-114, and pending United States patent applications covering methods of using ORIC-114. The issued United States patent covering ORIC-114 as composition of matter and pharmaceutical compositions is expected to expire in 2040, absent any patent term adjustments or extensions. Any patents that may issue from the pending patent applications related to ORIC-114 are expected to expire between 2040 and 2044, absent any patent term adjustments or extensions.

As of December 31, 2023, our patent portfolio covering ORIC-944 that we have exclusively in-licensed from Mirati include patents issued in Australia, Brazil, China, Europe, Eurasia, Hong Kong, India, Israel, Japan, Korea, Mexico, New Zealand, South Africa and the United States, along with patent applications pending in the United States, Europe, Japan and other markets outside of the United States. We also own pending PCT applications and pending United States patent applications covering certain forms and uses of ORIC-944. The issued United States patents covering ORIC-944 as composition of matter, pharmaceutical compositions and related methods of use are expected to expire in 2039, absent any patent term extensions for regulatory delay. Any patents that may issue from the pending patent applications related to ORIC-944 are expected to expire between 2039 and 2044, absent any patent term adjustments or extensions.

As of December 31, 2023, our patent portfolio covering ORIC-533 include patents issued in China, Hong Kong, Eurasia and the United States, along with a pending PCT application, and other patent applications pending in the United States, Europe, Japan and other markets outside of the United States. The issued United States patents covering ORIC-533 as composition of matter, pharmaceutical compositions and related methods of use are expected to expire in 2040, absent any patent term extensions for regulatory delay. Any patents that may issue from our pending patent applications related to ORIC-533 are expected to expire between 2040 and 2044, absent any patent term adjustments or extensions.

We also possess substantial know-how and trade secrets relating to the development and commercialization of our product candidates, including related manufacturing processes and technology.

With respect to our product candidates and processes we intend to develop and commercialize in the normal course of business, we intend to pursue patent protection covering, when possible, compositions, methods of use, dosing and formulations. We may also pursue patent protection with respect to manufacturing and drug development processes and technologies.

Issued patents can provide protection for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. In general, patents issued for applications filed in the United States can provide exclusionary rights for 20 years from the earliest effective filing date. In addition, in certain instances, the term of an issued U.S. patent that covers or claims an FDA approved product can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period, which is called patent term extension. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The term of patents outside of the United States varies in accordance with the laws of the foreign jurisdiction, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of oncology has emerged in the United States. The relevant patent laws and their interpretation outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our technology or product candidates and could affect the value of such intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements. We cannot guarantee that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may file in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our products, the methods of use or manufacture of those products.

Moreover, even our issued patents may not guarantee us the right to practice our technology in relation to the commercialization of our products. Patent and other intellectual property rights in the pharmaceutical and biotechnology space are evolving and involve many risks and uncertainties. For example, third parties may have blocking patents that could be used to prevent us from commercializing our product candidates and practicing our proprietary technology, and our issued patents may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or could limit the term of patent protection that otherwise may exist for our product candidates. In addition, the scope of the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that are outside the scope of the rights granted under any issued patents. For these reasons, we may face competition with respect to our product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any patent protection for such product may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, the expertise of our executive and scientific team, research, clinical capabilities, development experience and scientific knowledge provide us with competitive advantages, we face increasing competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Product candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Many of our competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors.

Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or that may make our development more complicated. The key competitive factors affecting the success of all of our programs are likely to be efficacy, safety and convenience.

For ORIC-114, we are aware that Johnson & Johnson has an FDA-approved product for patients with EGFR exon 20 insertion mutations, and Daiichi Sankyo in collaboration with AstraZeneca has an FDA-approved product for patients with HER2 mutations, including HER2 exon 20 insertion mutations. We are also aware of several companies developing inhibitors against EGFR or HER2 exon 20 insertion mutations and atypical EGFR mutations that are currently in clinical trials, including Dizal Pharmaceuticals, Cullinan Oncology in collaboration with Taiho Pharmaceutical, Bayer, ArriVent BioPharma in collaboration with Allist Pharmaceuticals, Boehringer Ingelheim, Blueprint Medicines, Enliven Therapeutics, Merus N.V., Black Diamond Therapeutics and Scorpion Therapeutics in collaboration with Pierre Fabre. Additionally, Seattle Genetics has an FDA-approved product for the treatment of patients with HER2-positive breast cancer, including patients with brain metastases. We are also aware that Dizal Pharmaceuticals and Zion Pharma in collaboration with Roche are developing brain penetrant inhibitors currently in clinical trials for patients with HER2-positive breast cancer.

For ORIC-944, we are aware of several companies developing inhibitors against PRC2 via EZH2 inhibition that are currently in clinical trials, including Ipsen, Morphosys, Daiichi Sankyo, Pfizer, Shanghai HaiHe Pharmaceutical, Treeline Biosciences, Evopoint Biosciences and Hanmi Pharmaceutical. To our knowledge, Ascentage Pharma has an allosteric PRC2 inhibitor in clinical trials for patients with cancer.

For ORIC-533, we are aware of several companies developing antibodies against this target that are in clinical trials, including AstraZeneca, Novartis, Incyte Corporation, Corvus Pharmaceuticals, Innate Pharma, I-Mab, Akeso, Symphogen, Jacobio Pharmaceuticals and Phanes Therapeutics. Other companies, such as Arcus Biosciences in collaboration with Gilead Sciences and Antengene, have small-molecule programs in clinical trials against this target. To our knowledge, only Antengene has an orally available, small molecule CD73 inhibitor in an active clinical trial for patients with cancer.

Government regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. drug development

In the United States, the FDA regulates drugs under the Food, Drug, and Cosmetic Act of 1938 (FDCA). Drugs also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our product candidates are considered small molecule drugs and must be approved by the FDA through the new drug application (NDA) process before they may be legally marketed in the United States. The process generally involves the following:

- completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practices (GLPs);

- submission to the FDA of an IND, which must become effective before human clinical trials may begin;

- approval by an independent institutional review board (IRB) or ethics committee at each clinical trial site before each trial may be initiated;

- performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice (GCP) requirements and other clinical trial-related regulations to establish substantial evidence of the safety and efficacy of the investigational product for each proposed indication;

- submission to the FDA of an NDA;

- a determination by the FDA within 60 days of its receipt of an NDA to accept the filing for review;

- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the drug will be produced to assess compliance with current good manufacturing practice (cGMP) requirements to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity;

- potential FDA audit of the preclinical study and/or clinical trial sites that generated the data in support of the NDA filing;

- FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States; and

- compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (REMS), and the potential requirement to conduct post-approval studies. The data required to support an NDA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any current and future product candidates will be granted on a timely basis, or at all.

Preclinical studies and IND/CTA

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND submission is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin.

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND submission. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND submission is complete. An IND submission automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

IND sponsors follow a process similar to an IND submission, review and approval when filing a CTA with regulatory agencies in other countries.

Clinical trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND submission. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB must also approve the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND submission. If a foreign clinical trial is not conducted under an IND submission, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. The FDA will generally accept a well-designed and well-conducted foreign clinical trial not conducted under an IND submission if the trial was conducted in accordance with the ethical principles contained in the Declaration of Helsinki pursuant to 21 CFR 312.120(c)(4), incorporating the 1989 version of such declaration, or with the laws and regulations of the foreign regulatory authority where the trial was conducted, such as the European Medicines Agency (EMA), whichever provides greater protection of the human subjects, and with GCP and GMP requirements, and the FDA is able to validate the data through an onsite inspection, if deemed necessary, and the practice of medicine in the foreign country is consistent with the United States.

Clinical trials in the United States generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

- Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, tolerability and safety of the drug.

- Phase 2 clinical trials involve studies in disease-affected patients to determine the dose and dosing schedule required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

- Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

- Post-approval trials, sometimes referred to as Phase 4 clinical trials, are conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

- Progress reports detailing the results of the clinical trials, among other information, must be submitted to the FDA at least annually. Sponsor is also responsible for submitting written IND safety reports, including reports of serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically significant increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

- Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check-points based on access to certain data from the trial.

- Concurrent with clinical trials, companies usually complete additional animal safety studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process, as performed by the manufacturing facility, must be capable of consistently producing quality batches of our product candidates. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that our product candidates do not undergo unacceptable deterioration over their labeled shelf life.

NDA review process

Following completion of the clinical trials, data is analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an

NDA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA is a request for approval to market the drug in the United States for one or more specified indications and must contain proof of safety and efficacy for a drug.

The application must include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product's use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be legally marketed in the United States.

Under the Prescription Drug User Fee Act of 1992, as amended (PDUFA), each NDA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for each marketed human drug. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. In November 2023, the FDA issued a guidance on Real-Time Oncology Review, which allows applicants to provide the FDA with earlier access to critical efficacy and safety data, which can help streamline the review process and to potentially enable earlier FDA feedback to the applicant, including earlier feedback on data quality and potential review issues.

The FDA reviews all submitted NDAs before it accepts them for filing, and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months from the filing date of a new molecular-entity NDA, and six months from the filing date of a new molecular-entity NDA designated for priority review, to complete its initial review and respond to the applicant. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA, it will issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The complete response letter may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies and/or manufacturing. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Orphan drugs

Under the Orphan Drug Act of 1983, as amended (ODA), the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, it discloses the identity of the therapeutic agent and its potential orphan use. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. However, competitors may receive approval of either a different product for the same indication or the same product for a different indication, the latter of which could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if a product candidate is determined to be contained within the scope of the competitor's product for the same indication. In response to the court decision in *Catalyst Pharms., Inc. v. Becerra*, 14 F.4th 1299 (11th Cir. 2021), in January 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court's order in *Catalyst*, the FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the *Catalyst* order – that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity. Orphan drug status in the European Union (EU) has similar, but not identical, requirements and benefits.

Expedited development and review programs

The FDA has a fast-track program that is intended to expedite or facilitate the process of reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for fast-track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast-track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast-track status any time before receiving NDA approval, but ideally no later than the pre-NDA meeting with the FDA.

Any product submitted to the FDA for marketing, including under a fast-track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

A product may also be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, such product must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (IMM), which endpoint is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. FDA may withdraw drug approval or require changes to the labeled indication of the drug if confirmatory post-market trials fail to verify clinical benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug. If the FDA concludes that a drug shown to be effective can be safely used only if distribution or use is restricted, it may require such post-marketing restrictions as it deems necessary to assure safe use of the product. The Food and Drug Omnibus Reform Act made several changes to the FDA's authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

Additionally, a drug may be eligible for designation as a breakthrough therapy if (a) the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and (b) preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast-track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast-track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Post-approval requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse events and comply with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations, known as "off-label promotion," and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals, including the requirement for a REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing. Further, according to draft guidance issued by the FDA in August 2023, if the FDA finds that the clinical data used to support approval do not sufficiently represent the diversity of the real-world patient population, the FDA may require additional data on underrepresented populations post-approval, including as a post-marketing requirement, or the FDA may enter into a written agreement with the applicant to collect additional data as a post-marketing commitment.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market, or product recalls;

- fines, warning letters, or holds on post-approval clinical studies;

- refusal of the FDA to approve pending applications or supplements to approved applications;

- suspension or revocation of product approvals;

- product seizure or detention;

- refusal to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

FDA regulation of companion diagnostics

A therapeutic product may rely upon an in vitro companion diagnostic for use in selecting the patients that will be more likely to respond to that therapy. If an in vitro diagnostic is essential to the safe and effective use of the therapeutic product and if the manufacturer wishes to market or distribute such diagnostic for use as a companion diagnostic, then the FDA will require separate approval or clearance of the diagnostic as a companion diagnostic to the therapeutic product. According to FDA guidance, an unapproved or uncleared companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational medical device unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA's Investigational Device Exemption (IDE) regulations. The sponsor of the diagnostic device will be required to comply with the IDE regulations for clinical studies involving the investigational diagnostic device. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same clinical trial, if the trial meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the clinical trial protocol, the investigational product(s), and subjects involved, a sponsor may seek to submit an IDE alone (e.g., if the drug has already been approved by FDA and is used consistent with its approved labeling), or both an IND and an IDE.

Pursuing FDA approval/clearance of an in vitro companion diagnostic would require either a pre-market notification, also called 510(k) clearance, or a pre-market approval (PMA) or a de novo classification for that diagnostic. The review of companion diagnostics involves coordination of review with the FDA's Center for Devices and Radiological Health. In June 2023, the FDA issued guidance on a voluntary pilot program on oncology drug products used with certain in vitro diagnostic tests, which is intended to provide greater transparency regarding the minimum performance characteristics necessary for certain oncology diagnostic tests. In October 2023, the FDA published a proposed rule that proposes to phase out its enforcement discretion for most laboratory-developed tests (LDTs) and to amend the FDA's regulations to make explicit that in vitro diagnostics are medical devices under the Federal Food, Drug, and Cosmetic Act, including when the manufacturer of the diagnostic product is a laboratory. These proposed changes and other regulatory changes pertaining to diagnostic products can increase the cost and time needed to develop new diagnostic tests and to bring them to the market.

510(k) clearance process

To obtain 510(k) clearance, a pre-market notification is submitted to the FDA demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet required the submission of a PMA application. The FDA's 510(k) clearance process may take three to 12 months from the date the application is submitted and filed with the FDA, but may take longer if FDA requests additional information, among other reasons. In some cases, the FDA may require clinical data to support substantial equivalence. In reviewing a pre-market notification submission, the FDA may request additional information, which may significantly prolong the review process. Notwithstanding compliance with all these requirements, clearance is never assured.

After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or require a PMA. In addition, the FDA may make substantial changes to industry requirements, including which devices are eligible for 510(k) clearance, which may significantly affect the process.

De novo classification process

If a new medical device does not qualify for the 510(k) pre-market notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. The Food and Drug Administration Modernization Act of 1997 established a different route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the "Request for Evaluation of Automatic Class III Designation," or the de novo classification process. This process allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. The FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk and requires PMA or that general controls would be inadequate to control the risks and special controls cannot be developed.

Obtaining FDA marketing authorization, de novo down-classification, or approval for medical devices is expensive and uncertain, and may take several years, and generally requires significant scientific and clinical data.

PMA process

The PMA process, including the gathering of clinical and nonclinical data and the submission to and review by the FDA, can take several years or longer. The applicant must prepare and provide the FDA with reasonable assurance of the device's safety and effectiveness, including information about the device and its components regarding, among other things, device design, manufacturing, and labeling. PMA applications are subject to an application fee. In addition, PMAs for medical devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results. As part of the PMA review, the FDA will typically inspect the manufacturer's facilities for compliance with the Quality System Regulation (QSR) which imposes extensive testing, control, documentation, and other quality assurance and GMP requirements.

Other U.S. regulatory matters

Our current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market, and distribute any products for which we obtain marketing approval. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

- the federal Anti-Kickback Statute (AKS), which makes it illegal for any person, including a prescription drug or medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Moreover, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, ACA), provides that the government may assert that a claim including items or services resulting from a violation of the federal AKS constitutes a false or fraudulent claim for purposes of the civil False Claims Act of 1863 (FCA);

- the federal false claims, including the civil FCA that can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, and/or impose exclusions from federal health care programs and/or penalties for parties who engage in such prohibited conduct;

- the Federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations also impose obligations on covered entities such as health insurance plans, healthcare clearinghouses, and certain health care providers and their respective business associates and their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

- the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to annually report to Centers for Medicare & Medicaid Services (CMS) information regarding certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners, among others), and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

- analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and require the registration of their sales representatives, state laws that require biotechnology companies to report information on the pricing of certain drug products, and state and foreign laws that govern the privacy and security of health information in some circumstances (such as Washington's My Health, My Data Act, which, among other things, provides for a private right of action), many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. In addition, the distribution of pharmaceutical and/or medical device products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical and/or medical device products. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act of 1970 as well as other applicable consumer safety requirements.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts.

U.S. patent-term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (ANDA), or a 505(b)(2) NDA submitted by another company for a generic version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement with respect to one or more patents listed for the drug in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations publication. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness or generate such data themselves.

European Union and UK drug development

In addition to regulations in the United States, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical studies or marketing of the product in those countries. Certain countries outside the U.S. have a similar process that requires the submission of a clinical study application much like the IND prior to the commencement of human clinical studies. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country and may require us to perform additional pre-clinical or clinical testing.

European Union drug review and approval

Pharmaceutical products in the EU are subject to regulation under comprehensive legislation enacted by the European Commission in the European Medicinal Products Directive (Directive 2001/83/EC), as amended. Centrally authorized products are also regulated by Regulation (EC) No. 726/2004. This legislation is binding on all Member States together with ancillary legislation governing research. In the UK, the main legislative texts relating to human medicines is the Medicines Act 1968 and the Human Medicines Regulation 2012.

The EU system for authorization of medicinal products for human use offers several routes: the centralized procedure, the decentralized procedure, and the mutual recognition procedure, as well as domestic national routes. The centralized procedure provides for the grant of a single marketing authorization that is valid for all 27 EU Member States as well as the European Economic Area (EEA) countries of Iceland, Liechtenstein and Norway. The centralized procedure is mandatory for certain categories of investigational products, including human products containing a new active substance indicated for the treatment of certain diseases, including cancer, AIDS, diabetes and neurodegenerative illness; orphan medicinal products; and medicinal products manufactured using biotechnological processes. Applications for marketing authorization for such medicines must be submitted to the EMA, in which the Committee for Medicinal Products for Human Use (CHMP) is generally responsible for conducting the initial assessment of a product.

The decentralized and mutual recognition procedures are applicable to the majority of conventional medicinal products and are both based on the principle of recognition of a marketing authorization by one or more Member States. The decentralized procedure is available for applicants who wish to market a product in various EU Member States where such product has not received marketing approval in any EU Member State before. In this procedure, an application for marketing authorization is submitted simultaneously in several Member States, one of them being chosen as the "Reference Member State." At the end of the procedure, national marketing authorizations are granted in the Reference and in the concerned Member States. The mutual recognition procedure is compulsory when a medicinal product has already received a marketing authorization in one Member State and is to be marketed in a Member State other than that in which it was first authorized. Any national marketing authorization granted by an EU Member State's national authority can be used to support an application for its mutual recognition by other Member States. Marketing authorization applications can also be submitted directly to the Member State's national competent authority under the national route (if the centralized route is not compulsory).

The UK is no longer a member of the EU, but EU law remains applicable in Northern Ireland. There are a number of new marketing authorization routes available in the UK, Great Britain (England, Scotland and Wales) or Northern Ireland, in addition to the national procedure, which are broadly categorized as either (1) national routes (i.e. the innovative licensing and access procedure (ILAP), the national procedure, rolling review, EC Decision Procedure (ECDP), the MR/DC reliance procedure and unfettered access from Northern Ireland); or (2) international routes (i.e. Access Consortium to market a medicine in the UK, Australia, Canada, Singapore and/or Switzerland; or the Project Orbis program for cancer treatments). The application procedure will depend on the relevant procedure chosen.

All granted centrally authorized marketing authorizations automatically became Great Britain (GB) marketing authorizations on January 1, 2021. Though there are several ways to obtain a marketing authorization for GB (and Northern Ireland) discussed above, the EDRCP is available for marketing authorizations approved under the centralized procedure. Under this procedure the UK's regulator, the MHRA, can rely on the decision of the European Commission on the approval of a new marketing authorization under centralized procedure for a period of two years from January 1, 2021, when determining an application for a GB marketing authorization. Applicants submit a letter of intent to submit an EDRCP to the MHRA at least 4 weeks before the submission of the application for the EDRCP marketing authorization application. The marketing authorization application is submitted after receipt of the positive opinion from the CHMP.

The objective of the EMA is the comprehensive evaluation of benefit/risk profile of a new medicinal product going through the centralized procedure. This evaluation involves showing that the product has significant efficacy and safety, together with a satisfactory plan for risk management post-marketing. The CHMP is the EMA's expert committee responsible for human medicinal products. The CHMP is responsible for conducting the initial review of centrally authorized marketing authorization applications and for assessing modifications or extensions (variations) to an existing marketing authorization. It also considers the recommendations of the Pharmacovigilance Risk Assessment Committee on the safety of medicines on the market and when necessary, recommends to the European Commission changes to a medicine's marketing authorization, or its suspension or withdrawal from the market. The marketing authorization application is similar to the NDA in the United States. All application procedures require an application in the common technical document (CTD), which includes the submission of detailed information about the manufacturing and quality of the product, and non-clinical and clinical trial information. The main scientific principle used by the CHMP in the evaluation of medicinal products is the benefit/risk ratio based on quality, efficacy, safety, and risk management considerations. The CHMP assesses whether the data it reviews comply with the ICH-harmonized Good Practices published for GCP, GMP and good laboratory practice (GLP). The CHMP also considers whether studies concluding efficacy and safety of products have sufficient statistical power.

Marketing authorizations for the UK are submitted to the Medicines & Healthcare products Regulatory Agency (MHRA). As the Medicinal Products Directive is transposed into domestic law, the standards of clinical efficacy, safety, chemical control and manufacture as at 31 December 2020 (the end of the transition period for the UK's exit from the EU) are retained. As Northern Ireland continues to apply EU law, medicines regulation for Great Britain is likely to be closely aligned with the EU for some time.

Two recent developments have been introduced which further expand the European regulatory framework: the Falsified Medicines Directive and the Pharmacovigilance Directive. The Falsified Medicines Directive obliges manufacturers of medicinal products to audit their suppliers of active substances to ensure compliance with GMP. It also introduces a new obligation on product manufacturers to inform the competent authority (e.g., ANSM) and the marketing authorization holder if they become aware that these products may be falsified, whether they are being distributed through the legitimate supply chain or by illegal means. The Pharmacovigilance Directive obliges marketing authorization holders to monitor the safety of authorized products and detect any change in their risk-benefit profile. A new pan-European clinical trial data information database has been created that will be complementary to the database established for pharmacovigilance (Regulation (EC) No 726/2004 with respect to centrally authorized medicinal products). In addition, Commission Implementing Regulation (EU) No 520/2012 outlines the practical implications for marketing authorization holders, national competent authorities, and the EMA. Also, Commission Delegated Regulation (EU) No 357/2014 on post-authorization efficacy studies specifies the situations in which such studies may be required. Post-authorization efficacy studies may be required where concerns relating to some aspects of efficacy of the medicinal product are identified and can be resolved only after the medicinal product has been marketed, or where the understanding of the disease, the clinical methodology or the use of the medicinal product under real-life conditions indicate that previous efficacy evaluations might have to be revised significantly. Brexit will disrupt the operation of pre- and post-authorization clinical trial infrastructure. The rules around GMP and pharmacovigilance in the UK currently remain similar to the EU requirements. However, the Falsified Medicines Directive will not apply in Great Britain though it is likely that the UK will implement a procedure to minimize the risk of falsified medicines.

Clinical trials in the EU are regulated under European Council Directive 2001/20/EC (Clinical Trials Directive) on the implementation of GCP in the conduct of clinical trials of medicinal products for human use. The Clinical Trials Directive requires the sponsor of an investigational medicinal product to obtain a CTA, much like an IND in the United States, from the national competent authority of an EU Member State in which the clinical trial is to be conducted. The application for CTA must satisfy detailed requirements for the protection of trial subjects including requirements relating to consent and specific rules for minors and adults unable to consent by reason of incapacity. The CTA application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the Council Directive and corresponding national laws of the Member States and further detailed in applicable guidance, including the European Commission Communication 2010/C 82/01. A clinical trial may only be commenced after an Ethics Committee has given its approval.

A sponsor of a clinical trial must also follow certain procedures, including obtaining a unique EudraCT number by entering specified relevant information in the EudraCT Community Clinical Trial System. In addition, Member States require that the manufacture and/or importation of investigational medicinal products be authorized. Sponsors of investigational medicinal products must ensure compliance with, among other things, GCP and good manufacturing practice (GMP) as well as requirements pertaining to safety reporting.

In April 2014, Regulation EU No 536/2014 (Clinical Trials Regulation) was adopted, which came into application on January 31, 2022 and repeals the existing EU Clinical Trials Directive. The Clinical Trials Regulation is intended to simplify the current rules for clinical trial authorization and standards of performance and provides for a more streamlined application procedure via a single-entry point, a European Union portal and database. The Clinical Trials Information System (CTIS) is maintained by the EMA in collaboration with the European Commission and the European Union Member States. The objectives of the new Regulation include consistent rules for conducting trials throughout the European Union, consistent data standards and adverse events listing, and consistent information on the authorization status. Additionally, information on the conduct and results of each clinical trial carried out in the European Union will be made publicly available.

The main legislation that applies to clinical trials in the UK is the UK Medicines for Human Use (Clinical Trials) Regulations 2004, which transposes the Clinical Trials Directive into domestic law. Consequently, the requirements and obligations that relate to the conduct of clinical trials in the UK currently remain largely aligned with the EU position. A CTA will be required to conduct a clinical trial in the UK, together with Ethics Committee approval. However, the sponsor of a clinical trial in the UK must be established in the UK or a country on an approved list currently limited to the EU Member States plus Iceland, Liechtenstein and Norway) or appoint a legal representative who is established on one of the aforementioned countries. Clinical trials should also be registered on an established international register such as ISRCTN registry or ClinicalTrials.gov. The UK also requires the manufacture and/or importation of investigational medicinal products to be authorized. There is no mutual recognition agreement between the UK and EU on GMP, so medicines manufactured in the UK would be subject to GMP release in the EU.

Similar to the U.S. patent term-restoration, Supplementary Protection Certificates (SPCs) serve as an extension to a patent right in Europe for up to five years. SPCs apply to specific pharmaceutical products to offset the loss of patent protection due to the lengthy testing and clinical trials these products require prior to obtaining regulatory marketing approval.

Coverage and reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS's decisions regarding coverage and reimbursement to a substantial degree. However, no uniform policy of coverage and reimbursement for drug products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower.

Healthcare reform

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA), established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private third-party payors often follow Medicare coverage policy and payment limitations in setting their own payment rates.

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the ACA substantially changed the way healthcare is financed by both the government and private insurers, and continues to significantly impact the U.S. pharmaceutical industry. The ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the HHS Secretary as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers' rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price (AMP), to 23.1% of AMP and adding a new rebate calculation for "line extensions." The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Additionally, for a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.

Since its enactment, there have been legislative and judicial efforts to repeal, replace, or change some or all of the ACA. In June 2021, the United States Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA. Accordingly, the ACA remains in effect in its current form. It is unclear how this Supreme Court decision, future litigation, and healthcare measures promulgated by the Biden administration will impact the implementation of the ACA, our business, financial condition and results of operations. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Other changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which will stay in effect through 2032, unless additional congressional action is taken. These laws and future legislation may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers for our drugs, if approved, and accordingly, our financial operations.

Additionally, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. The American Rescue Plan Act of 2021, eliminated the statutory cap on Medicaid Drug Rebate Programs rebates that manufacturers pay to state Medicaid programs. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have material impact on our business. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Further, the Biden administration released an additional executive order in October 2022, directing the HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. In March 2023, the Centers for Medicare and Medicaid Services (CMS) published its first guidance on how negotiations will be conducted, starting in 2026 for high expenditure drugs as determined and selected by HHS. In June 2023, CMS issued a revised guidance for the Medicare Drug Price Negotiation Program under the Inflation Reduction Act. Various industry stakeholders, including pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government, asserting that the price negotiation provisions of the Inflation Reduction Act are unconstitutional. The impact of these judicial challenges, legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization. These and other health reform measures that are implemented may have a material adverse effect on our operations.

We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could have a material and adverse effect on our business, financial condition and results of operations. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services and medical products to contain or reduce costs of healthcare and/or impose price controls may adversely affect the demand for our product candidates, if approved, and our ability to achieve or maintain profitability.

41

Environmental, Social and Governance

We believe that sustainable operations are both financially and operationally beneficial to our business, and critical to the health of the communities in which we operate. Our operations are subject to federal, state, local and foreign laws, rules and regulations relating to environmental concerns, including air emissions, wastewater discharges, solid and hazardous waste management activities, and the safety of our employees. We endeavor to take the actions necessary to comply with such regulations. We seek to minimize our resource footprint at our locations with a focus on managing waste, water and energy consumption.

Employees and Human Capital

As of December 31, 2023, we had 100 full-time employees, of which 74 were engaged in research and development activities. Substantially all of our employees are located in South San Francisco, California and San Diego, California. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. In addition, we are committed to offering a comprehensive suite of benefits ranging from medical, dental, and vision coverage, disability, remote work flexibility, employee stock purchase, and life insurance programs. All employees are also eligible to participate in a Company sponsored defined contribution plan created under Section 401(k) of the Internal Revenue Code that provides for the Company to match a portion of contributions by participating employees.

Corporate Information

We were incorporated in Delaware in August 2014. Our principal executive offices are located at 240 E. Grand Avenue, 2nd Floor, South San Francisco, California 94080. Our telephone number is (650) 388-5600. Our website address is www.oricpharma.com. Information contained on the website is not incorporated by reference into this Annual Report on Form 10-K or any other filings we make with the Securities and Exchange Commission (SEC).

We may use our website (www.oricpharma.com), press releases, public conference calls, public webcasts, X and LinkedIn as means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. We also make available on or through our website certain reports and amendments to those reports that we file with or furnish to the SEC in accordance with the Securities Exchange Act of 1934, as amended (Exchange Act). These include our Annual Reports on Form 10-K, our quarterly reports on Form 10-Q, and our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make this information available on or through our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The SEC also maintains a website that contains our SEC filings. The address for the SEC website is https://www.sec.gov.

We use the ORIC Pharmaceuticals logo and other marks as trademarks in the United States and other countries. This periodic report contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this periodic report, including logos, artwork and other visual displays, may appear without the ® or TM symbol, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Item 1A. Risk Factors.

Risk factors

You should carefully consider the risks described below, as well as the other information in this Annual Report on Form 10-K, including our financial statements and related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in our other public filings in evaluating our business. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and the market price of our common stock.

Risk factor summary

The following summarizes the most material risks that make an investment in our securities risky or speculative. If any of the following risks occur or persist, our business, financial condition, results of operations and prospects could be materially harmed and the market price of our common stock could significantly decline:

Risks related to our financial position and need for additional capital
- our limited operating history;
- our past and anticipated future net losses;
- uncertainty related to our ability to generate revenue and achieve profitability; and
- our need for substantial additional capital to finance our operations.

Risks related to discovery, development and commercialization of our product candidates
- our substantial dependence on our product candidates;
- our challenges in discovering, developing and commercializing additional product candidates;
- limitations in regulatory approval processes and product candidate approvals;
- our clinical trials that may fail to satisfactorily demonstrate safety and efficacy;
- our product candidates that may cause significant adverse events, toxicities or other undesirable side effects;
- potentially negative clinical trial results and challenges related to FDA, EMA and other regulatory requirements;
- deficiencies in audits and verification procedures of our clinical trial data;
- adverse effects due to third parties investigating the same product candidates as us in the same or different territories or indications;
- potential delays or difficulties in enrollment and/or maintenance of patients in clinical trials;
- the impact of global pandemics or other public health emergencies on our operations;
- our inability to develop effective companion diagnostic tests for our product candidates;
- unexpected difficulties in developing our potential programs;
- profitability challenges related to our focus on developing our product candidates for particular indications;
- significant competition in the markets in which we operate;
- production difficulties encountered by our third-party manufacturers;
- changes in methods of product candidate manufacturing or formulation;
- market unacceptance of our product candidates in the medical community;
- limited market opportunities for our product candidates;
- our inability to augment our product pipeline through acquisitions and in-licenses;
- potential for unfavorable third-party coverage and reimbursement practices of our product candidates; and
- limitations of our product liability and insurance coverage.

Risks related to regulatory, legal and other compliance matters
- difficulties in our ability to obtain regulatory approval of our product candidates;
- FDA, EMA and other regulatory authorities' unacceptance of data from trials conducted outside their jurisdiction;
- our inability to obtain and maintain regulatory approval of our product candidates in various jurisdictions;
- burdens related to post-marketing regulatory requirements and oversight of our product candidates;
- impacts of regulatory authorities' enforcement of laws and regulations prohibiting promotion of off-label uses;
- challenges related to FDA approval of required companion diagnostic tests;
- challenges related to our ability to obtain Fast Track designation from the FDA for our product candidates;
- limitations to our ability to obtain orphan drug designation or maintain orphan drug exclusivity for our product candidates;
- any delays or barriers to secure approval for accelerated registration pathways;

- changes to current regulations and future legislation that impact us adversely;
- inadequate funding of regulatory agencies that may hinder timely product development or commercialization;
- potential misconduct or noncompliance with regulatory standards by our employees and certain third parties;
- any potential incompliance with U.S. healthcare laws and requirements;
- any potential incompliance with environmental, health and safety laws and regulations; and
- any potential incompliance with anti-bribery, anti-corruption, export, trade sanctions and import laws or regulations.

Risks related to employee matters and management of our growth
- challenges to our ability to attract and retain highly skilled executive officers and employees;
- difficulties in our ability to sell or market our product candidates;
- our potential inability to grow and manage growth of our organization;
- security or data privacy breaches or incidents impacting our internal systems or those of commercial third parties;
- natural disasters and other catastrophic events that may cause damage or disruption;
- the SEC civil enforcement action against one of our officers;
- our potential inability to use our net operating losses and tax credits to offset future taxable income;
- changes in tax laws and additional effort and expenses incurred as a result;
- complexities related to contracting with foreign third parties or international marketing of our product candidates;
- international military conflicts, and any resulting trade war, could result in increased manufacturing costs; and
- inflation may adversely affect us by increasing our costs.

Risks related to intellectual property
- challenges to our ability to protect our intellectual property and proprietary technologies;
- the potentially narrow scope of patent protection we receive;
- potential threats to our competitive advantage;
- our ability to operate without infringing intellectual property rights and claims of infringement by third parties;
- our potential inability to obtain or maintain rights to our product candidates through acquisitions and in-licenses;
- costs associated with protecting or enforcing our patents and our licensors' patents;
- intellectual property litigation that may lead to unfavorable publicity;
- unfavorable outcomes from necessary derivation proceedings;
- patent reform legislation and related uncertainties and costs;
- changes in U.S. and international intellectual property laws and related challenges;
- claims challenging ownership of our intellectual property, including internationally;
- patent terms and access to extensions that may not adequately protect our competitive position;
- our patent protection and dependence on compliance with various regulations;
- potentially limited name recognition in our markets that depend on protection of our trademarks and trade names;
- difficulties in protecting confidentiality of our trade secrets;
- claims of wrongful disclosure of our confidential information or trade secrets;
- claims of wrongful hiring or disclosure or use of competitors' confidential information or trade secrets;
- our product development and commercialization rights that are subject to unfavorable terms and conditions of licensors;
- potential business relationship disruptions due to failure to comply with license agreement obligations;
- our patent protection and prosecution that may be dependent on third parties; and
- intellectual property discovered through government funding and potential limits on our exclusive rights.

Risks related to dependence on third parties
- our dependence on third parties for production, preclinical studies and clinical trials of our product candidates;
- acquisitions or strategic partnerships that may increase capital requirements, dilution and debt;
- failure to establish commercially reasonable collaborations; and
- difficulties related to collaborations for development and commercialization of product candidates.

Risks related to the securities markets and ownership of our common stock
- market conditions and price that may limit your ability to sell our common stock;
- the volatility of our stock price;
- adverse or misleading industry analyst publications regarding our business or market;
- significant fluctuations in our operating results;
- principal stockholders and management that may exert significant control over stockholder approval matters;
- large sales of our stock that could cause our stock price to fall;
- limitations related to our status as an emerging growth company and our transition after such status;

- failure of our internal controls that could impair our ability to produce accurate financial statements;
- limitations of our disclosure controls and procedures;
- liabilities related to securities litigation;
- our intention not to pay dividends;
- provisions of our certificate of incorporation and bylaws that may prevent or delay a change in control; and
- exclusive forum provisions in our bylaws that may limit stockholder ability to obtain a favorable judicial forum.

Risks related to our financial position and need for additional capital

We have a limited operating history, have not initiated or completed any large-scale or pivotal clinical trials, and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and likelihood of success and viability.

We are a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We commenced operations in 2014, have no products approved for commercial sale and have not generated any revenue. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We have initiated clinical trials for a limited number of our product candidates. To date, we have devoted substantially all of our resources to research and development activities, including with respect to the preclinical and clinical development of ORIC-114, ORIC-944, ORIC-533 and our other product candidates, in-licensing of external programs, business planning, establishing and maintaining our intellectual property portfolio, hiring personnel, raising capital and providing general and administrative support for these operations.

We have not yet demonstrated our ability to successfully initiate and complete any large-scale or pivotal clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our likelihood of success and viability than it could be if we had a longer operating history.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical-stage biopharmaceutical companies in rapidly evolving fields. We also may need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We have not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

We have incurred significant net losses since our inception, and we expect to continue to incur significant net losses for the foreseeable future.

We have incurred significant net losses since our inception, have not generated any revenue from product sales to date and have financed our operations principally through public offerings and private placements of our common stock, convertible preferred stock and other derivative securities. Our net loss was $100.7 million for the year ended December 31, 2023, and as of December 31, 2023, we had an accumulated deficit of $434.9 million. In the second quarter of 2021, the FDA cleared an IND for ORIC-533 and, in the first quarter of 2023, a CTA was cleared in Canada for ORIC-533. In the fourth quarter of 2021, we filed a CTA in South Korea for ORIC-114, which was cleared in the first quarter of 2022. We filed and cleared an IND with the FDA for ORIC-944 in the fourth quarter of 2021 and an IND with the FDA for ORIC-114 in the third quarter of 2022. Our other programs are in preclinical discovery and research stages. As a result, we expect that it will be several years, if ever, before we have a commercialized product and generate revenue from product sales. Even if we succeed in receiving marketing approval for and commercializing one or more of our product candidates, we expect that we will continue to incur substantial research and development and other expenses in order to discover, develop and market additional potential products.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our working capital, our ability to fund the development of our product candidates and our ability to achieve and maintain profitability and the performance of our stock.

Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve several objectives relating to the discovery, development and commercialization of our product candidates.

Our business depends entirely on the successful discovery, development and commercialization of product candidates. We have no products approved for commercial sale and do not anticipate generating any revenue from product sales for the next several years, if ever. Our ability to generate revenue and achieve profitability depends significantly on our ability, or any current or future collaborator's ability, to achieve several objectives, including:

- successful and timely completion of preclinical and clinical development of ORIC-114, ORIC-944, ORIC-533 and our other future product candidates;

- establishing and maintaining relationships with contract research organizations (CROs) and clinical sites for the clinical development of ORIC-114, ORIC-944, ORIC-533 and our other future product candidates;

- timely receipt of marketing approvals from applicable regulatory authorities for any product candidates for which we successfully complete clinical development;

- developing an efficient and scalable manufacturing process for our product candidates, including obtaining finished products that are appropriately packaged for sale;

- establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for our product candidates, if approved;

- successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

- a continued acceptable safety profile following any marketing approval of our product candidates;

- commercial acceptance of our product candidates by patients, the medical community and third-party payors;

- satisfying any required post-marketing approval commitments to applicable regulatory authorities;

- identifying, assessing and developing new product candidates;

- obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

- protecting our rights in our intellectual property portfolio;

- defending against third-party interference or infringement claims, if any;

- entering into, on favorable terms, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;

- obtaining coverage and adequate reimbursement by third-party payors for our product candidates;

- addressing any competing therapies and technological and market developments; and

- attracting, hiring and retaining qualified personnel.

We may never be successful in achieving our objectives and, even if we do, may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to maintain or further our research and development efforts, raise additional necessary capital, grow our business and continue our operations.

We will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs or future commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek marketing approval for our product candidates and advance our other programs. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with sales, marketing, manufacturing and distribution activities. Our expenses could increase beyond expectations if we are required by the FDA, the EMA or other regulatory agencies to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. Because the design and outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and commercialization of any product candidate we develop. We are not permitted to market or promote our product candidates before we receive marketing approval from the FDA. Accordingly, we will need to obtain substantial additional funding in order to continue our operations.

As of December 31, 2023, we had $235.0 million in cash, cash equivalents and investments. In addition, in January 2024 we raised $125.0 million in gross proceeds through a private placement. Based on our current operating plan, we believe that our existing cash, cash equivalents and investments will be sufficient to fund our operations into late 2026. Our estimate as to how long we expect our existing cash, cash equivalents, and investments, to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources, which may dilute our stockholders or restrict our operating activities. We do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing may result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through upfront payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research-stage programs, clinical trials or future commercialization efforts.

Market conditions and changing circumstances, some of which may be beyond our control, could impair our ability to access our existing cash, cash equivalents and investments and to timely pay key vendors and others.

Market conditions and changing circumstances, some of which may be beyond our control, could impair our ability to access our existing cash, cash equivalents and investments and to timely pay key vendors and others. For example, on March 10, 2023, Silicon Valley Bank (SVB), where we maintain certain accounts, was placed into receivership with the Federal Deposit Insurance Corporation (FDIC), which resulted in all funds held at SVB being temporarily inaccessible by SVB's customers. If other banks and financial institutions with whom we have banking relationships enter receivership or become insolvent in the future, we may be unable to access, and we may lose, some or all of our existing cash, cash equivalents and investments to the extent those funds are not insured or otherwise protected by the FDIC. In addition, in such circumstances we might not be able to timely pay key vendors and others. We regularly maintain cash balances that are not insured or are in excess of the FDIC's insurance limit. Any delay in our ability to access our cash, cash equivalents and investments (or the loss of some or all of such funds) or to timely pay key vendors and others could have a material adverse effect on our operations and cause us to need to seek additional capital sooner than planned.

Risks related to the discovery, development and commercialization of our product candidates

We are substantially dependent on the success of our product candidates, ORIC-114, ORIC-944 and ORIC-533. If we are unable to complete development of, obtain approval for and commercialize our product candidates for one or more indications in a timely manner, our business will be harmed.

We allocate the majority of our efforts and financial resources to the development of ORIC-114, ORIC-944 and ORIC-533. Our future success is dependent on our ability to timely and successfully complete clinical trials, obtain marketing approval for and successfully commercialize ORIC-114, ORIC-944 and ORIC-533.

ORIC-114 is a brain penetrant, orally bioavailable, irreversible inhibitor designed to selectively target EGFR and HER2 with high potency against exon 20 mutations. In the fourth quarter of 2021, we filed a CTA for ORIC-114 in South Korea, which was cleared in the first quarter of 2022. We also filed and cleared an IND with the FDA for ORIC-114 in the third quarter of 2022. We are enrolling a Phase 1b trial of ORIC-114 as a single-agent, in patients with advanced solid tumors with EGFR and HER2 exon 20 alterations, atypical EGFR mutations or HER2 amplifications, and that trial allows patients with CNS metastases that are either treated or untreated but asymptomatic. ORIC-944 is a potent and selective allosteric inhibitor of PRC2 via the EED subunit that was designed to have superior drug properties compared to EZH2 inhibitors and is efficacious in androgen-insensitive and enzalutamide-resistant prostate cancer models in preclinical studies. We filed and cleared an IND with the FDA for ORIC-944 in the fourth quarter of 2021, and we are enrolling a Phase 1b trial of ORIC-944 as a single-agent, in patients with advanced prostate cancer. ORIC-533 is an orally bioavailable small molecule inhibitor of CD73 that has demonstrated more potent adenosine inhibition in vitro compared to an antibody-based approach and other small molecule CD73 inhibitors. In the second quarter of 2021, the FDA cleared the IND for ORIC-533 and, in the first quarter of 2023, a CTA was cleared in Canada for ORIC-533. We are enrolling a Phase 1b trial of ORIC-533 as a single-agent, in patients with relapsed/refractory multiple myeloma. We intend to evaluate strategic partnerships to develop ORIC-533 in combination with other immune-based antimyeloma therapies. These product candidates will require additional clinical development, expansion of manufacturing capabilities, marketing approval from government regulators, substantial investment and significant marketing efforts before we can generate any revenues from product sales. We are not permitted to market or promote

ORIC-114, ORIC-944, ORIC-533, or any other product candidate, before we receive marketing approval from the FDA and comparable foreign regulatory authorities, and we may never receive such marketing approvals.

The success of our product candidates will depend on several factors, including the following:

- the successful and timely completion of our ongoing clinical trials of our product candidates;

- addressing any delays in our clinical trials and additional costs incurred as a result of a global pandemic or other public health emergencies, including those resulting from preclinical study delays and adjustment to our clinical trials;

- the initiation and successful patient enrollment and completion of additional clinical trials of our product candidates on a timely basis;

- maintaining and establishing relationships with CROs and clinical sites for the clinical development of our product candidates both in the United States and internationally;

- the frequency and severity of adverse events in clinical trials;

- demonstrating efficacy, safety and tolerability profiles that are satisfactory to the FDA, EMA or any comparable foreign regulatory authority for marketing approval;

- the timely receipt of marketing approvals for our product candidates from applicable regulatory authorities;

- the timely identification, development and approval of companion diagnostic tests, if required;

- the extent of any required post-marketing approval commitments to applicable regulatory authorities;

- the maintenance of existing or the establishment of new supply arrangements with third-party drug product suppliers and manufacturers for clinical development and, if approved, commercialization of our product candidates;

- obtaining and maintaining patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

- the protection of our rights in our intellectual property portfolio;

- the successful launch of commercial sales following any marketing approval;

- a continued acceptable safety profile following any marketing approval;

- commercial acceptance by patients, the medical community and third-party payors; and

- our ability to compete with other therapies.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we do not receive marketing approvals for our product candidates, we may not be able to continue our operations.

In addition to ORIC-114, ORIC-944 and ORIC-533, our prospects depend in part upon discovering, developing and commercializing additional product candidates, which may fail in development or suffer delays that adversely affect their commercial viability.

Our future operating results are dependent on our ability to successfully discover, develop, obtain regulatory approval for and commercialize product candidates. All of our current programs other than ORIC-114, ORIC-944 and ORIC-533, are in research or preclinical development. A product candidate can unexpectedly fail at any stage of preclinical and/or clinical development. The historical failure rate for product candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from preclinical testing or early clinical trials of a product candidate may not be predictive of the results that will be obtained in later stage clinical trials of the product candidate.

The success of other product candidates we may develop will depend on many factors, including the following:

- generating sufficient data to support the initiation or continuation of clinical trials;

- addressing any delays in our research programs resulting from factors related to a global pandemic or other public health emergencies;

- obtaining regulatory permission to initiate clinical trials;

- contracting with the necessary parties to conduct clinical trials;

- successful enrollment of patients in, and the completion of, clinical trials on a timely basis;

- the timely manufacture of sufficient quantities of a product candidate for use in clinical trials; and

- adverse events in clinical trials.

Even if we successfully advance product candidates into clinical development, their success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in this "Risk factors" section. Accordingly, we cannot assure you that we will ever be able to discover, develop, obtain regulatory approval of, commercialize or generate significant revenue from any product candidates.

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval of our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

Obtaining approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. For example, FDA's Oncology Center of Excellence initiated Project Optimus to reform the dose optimization and dose selection paradigm in oncology drug development and Project FrontRunner to help develop and implement strategies to support approvals in the early clinical setting, among other goals. How the FDA plans to implement these goals and their impact on specific clinical programs and the industry are unclear. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval for our product candidates, the FDA, EMA and other comparable foreign regulatory authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested or may impose other prescribing limitations or warnings that limit the product's commercial potential. We have not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of our product candidates will ever obtain regulatory approval. Further, development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control.

Applications for our product candidates could fail to receive regulatory approval for many reasons, including the following:

- the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials;

- the FDA, EMA or other comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, are only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

- the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

- the FDA, EMA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

- we may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that our product candidate's risk-benefit ratio for its proposed indication is acceptable;

- the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

- the FDA, EMA or other comparable regulatory authorities may fail to approve companion diagnostic tests that are required for our product candidates; and

- the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects.

The clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, EMA or other comparable foreign regulatory authorities or otherwise produce positive results.

Before obtaining marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for the sale of our product candidates, we must complete preclinical development and extensive clinical trials to demonstrate with substantial evidence the safety and efficacy of such product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete and its ultimate outcome is uncertain. A failure of one or more clinical trials can occur at any stage of the process. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent receipt of marketing approval or our ability to commercialize our product candidates, including:

- receipt of feedback from regulatory authorities that requires us to modify the design of our clinical trials;

- negative or inconclusive clinical trial results that may require us to conduct additional clinical trials or abandon certain drug development programs;

- the number of patients required for clinical trials being larger than anticipated, enrollment in these clinical trials being slower than anticipated or participants dropping out of these clinical trials at a higher rate than anticipated;

- third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

- the suspension or termination of our clinical trials for various reasons, including non-compliance with regulatory requirements or a finding that our product candidates have undesirable side effects or other unexpected characteristics or risks;

- the cost of clinical trials of our product candidates being greater than anticipated;

- the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates being insufficient or inadequate; and

- regulators revising the requirements for approving our product candidates.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing in a timely manner, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may incur unplanned costs, be delayed in seeking and obtaining marketing approval, if we receive such approval at all, receive more limited or restrictive marketing approval, be subject to additional post-marketing testing requirements or have the drug removed from the market after obtaining marketing approval.

Our product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

If our product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

Patients in our ongoing and planned clinical trials may in the future suffer other significant adverse events or other side effects not observed in our preclinical studies or previous clinical trials. Our product candidates may be used in populations for which safety concerns may be particularly scrutinized by regulatory agencies. Patients treated with our product candidates may also be undergoing surgical, radiation and chemotherapy treatments, which can cause side effects or adverse events that are unrelated to our product candidate but may still impact the success of our clinical trials. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients' illnesses. For example, it is expected that some of the patients enrolled in our clinical trials will die or experience major clinical events either during the course of our clinical trials or after participating in such trials, which has occurred in the past.

If further significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of that product candidate altogether. We, the FDA, EMA, other comparable regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects. Further, if any of our product candidates obtains marketing approval, toxicities associated with such product candidates previously not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the product or the withdrawal of the product from the market. We cannot predict whether our product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early-stage clinical trials.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek marketing approvals for their commercial sale. Success in preclinical studies and early-stage clinical trials does not mean that future clinical trials will be successful. For instance, we do not know whether ORIC-114, ORIC-944, ORIC-533 will perform in current or future preclinical studies or future clinical trials as they have in prior preclinical studies. Product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA, EMA and other comparable foreign regulatory authorities despite having progressed through preclinical studies and early-stage clinical trials. Regulatory authorities may also limit the scope of later-stage trials until we have demonstrated satisfactory safety, which could delay regulatory approval, limit the size of the patient population to which we may market our product candidates, or prevent regulatory approval.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dose and dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with our product candidates may also be undergoing surgical, radiation and chemotherapy treatments and may be using other approved products or investigational new drugs, which can cause side effects or adverse events that are unrelated to our product candidates. As a result, assessments of efficacy can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, our clinical trial outcomes.

We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain approval to market any of our product candidates.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. For example, we may report tumor responses in certain patients that are unconfirmed at the time and which do not ultimately result in confirmed responses to treatment after follow-up evaluations. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our common stock.

In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the preliminary or topline data that we report differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, any product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

Adverse results of clinical trials conducted by third parties investigating the same product candidates as us in the same or different territories or indications could adversely affect our development of such product candidate.

Lack of efficacy, adverse events, undesirable side effects or other adverse results may emerge in clinical trials conducted by third parties investigating the same product candidates as us in different territories or indications. For example, pursuant to the Voronoi License Agreement, Voronoi retains the right to develop and commercialize the same compounds licensed to us, after a certain period, as specified in the Voronoi License Agreement, including the compound we refer to as ORIC-114, in the People's Republic of China, Hong Kong, Macau and Taiwan and, subject to certain restrictions, to collaborate with others for such development and commercialization. We do not have control over Voronoi's clinical trials or development program, and adverse findings from Voronoi's conduct of clinical trials could adversely affect our development of ORIC-114 or even the viability of ORIC-114 as a product candidate. We may be required to report Voronoi's adverse events or unexpected side effects to the FDA or comparable foreign regulatory authorities, which could, among other things, order us to cease further development of ORIC-114.

If we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our regulatory submissions or receipt of necessary marketing approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial's conclusion as required by the FDA, EMA or other comparable foreign regulatory authorities. Often done through biomarker testing, patient identification and enrollment are significant factors in the timing of clinical trials. Our ability to identify and enroll eligible patients may be limited or may result in slower enrollment than we anticipate. If patient identification proves unsuccessful, we may have difficulty enrolling or maintaining patients appropriate for our product candidates. Similarly, enrollment in trials for our product candidates may be limited or slower than we anticipated if any required laboratory biomarker tests are not available due to pandemic shortages of staff or reagents.

Enrollment of patients in our clinical trials and maintaining patients in our ongoing clinical trials may be delayed or limited if our clinical trial sites limit their onsite staff or temporarily close as a result of a global pandemic or other public health emergencies. For instance, certain of our clinical trial sites in 2020 temporarily stopped or delayed enrolling new patients in response to the COVID-19 pandemic. In addition, patients may not be able to visit clinical trial sites for dosing or data collection purposes due to limitations on travel and physical distancing imposed or recommended by federal or state governments or patients' reluctance to visit the clinical trial sites during the pandemic. These factors could delay the anticipated readouts from our clinical trials and our regulatory submissions.

Patient enrollment may be affected if our competitors have ongoing clinical trials for programs that are under development for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials instead enroll in clinical trials of our competitors' programs. Patient enrollment for our current or any future clinical trials may be affected by other factors, including:

- size and nature of the patient population;

- severity of the disease under investigation;

- availability and efficacy of approved drugs for the disease under investigation;

- patient eligibility criteria for the trial in question as defined in the protocol;

- perceived risks and benefits of the product candidate under study;

- clinicians' and patients' perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved or other product candidates being investigated for the indications we are investigating;

- clinicians' willingness to screen their patients for biomarkers to indicate which patients may be eligible for enrollment in our clinical trials;

- patient referral practices of physicians;

- the ability to monitor patients adequately during and after treatment;

- proximity and availability of clinical trial sites for prospective patients; and

- the risk that patients enrolled in clinical trials will drop out of the trials before completion or, because they may be late-stage cancer patients, will not survive the full terms of the clinical trials.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain marketing approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining participation in our clinical trials through the treatment and any follow-up periods.

Our operations and financial results could be adversely impacted by global pandemics or other public health emergencies in the United States and the rest of the world.

We may experience disruptions that could severely impact our business and clinical trials due to global pandemics or other public health emergencies, including:

- interruption of key research and discovery or other activities related to any impact of disease contraction by or transmission among our employees, including those that are essential workers and work within our laboratory;

- delays or difficulties in enrolling patients in our clinical trials, or those conducted by third parties, and further incurrence of additional costs as a result of preclinical study and clinical trial delays and adjustments;

- challenges related to ongoing and increased operational expenses related to a global pandemic or other public health emergency;

- delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

- delays in the manufacturing supply chain, which could delay or otherwise impact procurement of materials for certain of our ongoing or planned clinical studies;

- diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of clinical trials;

- interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

- limitations in resources that would otherwise be focused on the conduct of our business or our clinical trials, including because of sickness or the desire to avoid contact with large groups of people or as a result of government-imposed "shelter in place" or similar working restrictions;

- delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

- delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

- interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product used in our clinical trials;

- changes in regulations as part of a response to a global pandemic or other public health emergency which may require us to change the ways in which our clinical trials are conducted, or to discontinue the clinical trials altogether, or which may result in unexpected costs;

- delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

- refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.

We will continue to assess the impact that any public health emergencies may have on our ability to effectively conduct our business operations as planned and there can be no assurance that we will be able to avoid a material impact on our business from such public health emergencies or their consequences, including disruption to our business and downturns in business sentiment generally or in our industry.

To the extent a global pandemic or other public health emergency adversely affects our business, financial condition and operating results, it may also have the effect of heightening many of the risks described in this "Risk factors" section.

If we are unable to successfully develop any required companion diagnostic tests for our product candidates, experience significant delays in doing so, or rely on third parties in the development of such companion diagnostic tests, we may not realize the full commercial potential of our product candidates.

We are exploring predictive biomarkers to determine patient selection for our clinical trials and to evaluate whether a companion diagnostic test will be required for any of our product candidates. In general, the FDA expects to review and approve simultaneously NDA and PMA submissions for a therapeutic and its companion diagnostic, respectively, so any delay in diagnostic approval could delay drug approval. On April 13, 2020, the FDA issued new guidance on developing and labeling companion diagnostics for a specific group of oncology therapeutic products, including recommendations to support a broader labeling claim rather than individual therapeutic products. In June 2023, the FDA announced a new voluntary pilot program through which drug manufacturers can provide to the FDA the diagnostic test performance information used to enroll patients into clinical trials for drug approval. Based on assessment of the performance information, the FDA will publish the minimum performance characteristics recommended for similar tests that may be used to select patients for treatment with the approved drug to help laboratories identify specific biomarkers for their development of laboratory-developed tests, or LDTs, and to ensure more consistent performance of these tests for drug selection and improved cancer patient care. In October 2023, the FDA published a proposed rule that proposes to phase out its enforcement discretion for most LDTs and to amend the FDA's regulations to make explicit that in vitro diagnostics are medical devices under the Federal Food, Drug, and Cosmetic Act, including when the manufacturer of the diagnostic product is a laboratory. We will continue to evaluate the impact of these guidance documents on our companion diagnostic development and strategy. These guidance documents and future issuances from the FDA and other regulatory authorities, including changes in the FDA's regulation of diagnostic tests and LTDs, may impact our development of a companion diagnostic for our product candidates and result in delays in regulatory approval. We may be required to conduct additional studies to support a broader claim. Also, to the extent other approved diagnostics are able to broaden their labeling claims to include our approved drug products, we may be forced to abandon any of our companion diagnostic development plans or we may not be able to compete effectively upon approval, which could adversely impact our ability to generate revenue from the sale of our approved products and our business operations.

We may rely on third parties for the design, development and manufacture of companion diagnostic tests for our product candidates that require such tests. To be successful, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. If we or such third parties are unable to successfully develop companion diagnostics, or experience delays in doing so, we may be unable to enroll enough patients for our current and planned clinical trials, the development of our product candidates may be adversely affected or we may not obtain marketing approval, and we may not realize the full commercial potential of our product candidates.

We may develop our programs in combination with other therapies, which exposes us to additional risks.

We may develop our programs, in combination with one or more currently approved cancer therapies or therapies in development. Patients may not be able to tolerate our product candidates in combination with other therapies or dosing of our product candidates in combination with other therapies may have unexpected consequences. Even if any of our product candidates were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with any of our product candidates, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which our product candidates are approved for use could themselves fall out of favor or be relegated to later lines of treatment. This could result in the need to identify other combination therapies for our product candidates or our own products being removed from the market or being less successful commercially.

We may also evaluate our product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA, EMA or comparable foreign regulatory authorities. We will not be able to market and sell any product candidate in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA, EMA or other comparable foreign regulatory authorities do not approve or revoke their approval of these other therapies, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with the therapies we choose to evaluate in combination with our product candidates, we may be unable to obtain approval of or successfully market any one or all of the product candidates we develop.

Additionally, if the third-party providers of therapies or therapies in development used in combination with our product candidates are unable to produce sufficient quantities for clinical trials or for commercialization of our product candidates, or if the cost of combination therapies are prohibitive, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

We have limited resources and are focusing our efforts on developing ORIC-114, ORIC-944 and ORIC-533, and advancing our preclinical programs. As a result, we may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.

We are focusing our resources and efforts on developing ORIC-114, ORIC-944 and ORIC-533, and advancing our preclinical programs. As a result, because we have limited resources, we may forgo or delay pursuit of opportunities for other indications or with other product candidates that may have greater commercial potential. For example, we intend to complete the dose escalation portion of the Phase 1b clinical trial of ORIC-533 in the first quarter of 2024, and to evaluate strategic partnerships to develop ORIC-533 in combination with other immune-based antimyeloma therapies. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development activities may not yield any commercially viable drugs. If we do not accurately evaluate the commercial potential or target markets for ORIC-114, ORIC-944, ORIC-533 or any of our other programs, we may relinquish valuable rights to that product candidate or program through collaboration, licensing or other strategic arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate or program.

We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the products we develop, our commercial opportunities will be negatively impacted.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates.

Our competitors have developed, are developing or may develop products, product candidates and processes competitive with our product candidates. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop product candidates. In addition, our products may need to compete with drugs physicians use off-label to treat the indications for which we seek approval. This may make it difficult for us to replace existing therapies with our products.

In particular, there is intense competition in the field of oncology. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, emerging and start-up companies, universities and other research institutions. We also compete with these organizations to recruit management, scientists and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials and in identifying and in-licensing new product candidates. We expect to face competition from existing products and products in development for each of our programs.

For ORIC-114, we are aware that Johnson & Johnson has an FDA-approved product for patients with EGFR exon 20 insertion mutations, and Daiichi Sankyo in collaboration with AstraZeneca has an FDA-approved product for patients with HER2 mutations, including HER2 exon 20 insertion mutations. We are also aware of several companies developing inhibitors against EGFR or HER2 exon 20 insertion mutations and atypical EGFR mutations that are currently in clinical trials, including Dizal Pharmaceuticals, Cullinan Oncology in collaboration with Taiho Pharmaceutical, Bayer, ArriVent BioPharma in collaboration with Allist Pharmaceuticals, Boehringer Ingelheim, Blueprint Medicines, Enliven Therapeutics, Merus N.V., Black Diamond Therapeutics and Scorpion Therapeutics in collaboration with Pierre Fabre. Additionally, Seattle Genetics has an FDA-approved product for the treatment of patients with HER2-positive breast cancer, including patients with brain metastases. We are also aware that Dizal Pharmaceuticals and Zion Pharma in collaboration with Roche are developing brain penetrant inhibitors currently in clinical trials for patients with HER2-positive breast cancer.

For ORIC-944, we are aware of several companies developing inhibitors against PRC2 via EZH2 inhibition that are currently in clinical trials, including Ipsen, Morphosys, Daiichi Sankyo, Pfizer, Shanghai HaiHe Pharmaceutical, Treeline Biosciences, Evopoint Biosciences and Hanmi Pharmaceutical. To our knowledge, Ascentage Pharma has an allosteric PRC2 inhibitor in clinical trials for patients with cancer.

For ORIC-533, we are aware of several companies developing antibodies against this target that are in clinical trials, including AstraZeneca, Novartis, Incyte Corporation, Corvus Pharmaceuticals, Innate Pharma, I-Mab, Akeso, Symphogen, Jacobio Pharmaceuticals and Phanes Therapeutics. Other companies, such as Arcus Biosciences in collaboration with Gilead Sciences and Antengene, have small-molecule programs in clinical trials against this target. To our knowledge, only Antengene has an orally available, small molecule CD73 inhibitor in an active clinical trial for patients with cancer.

Many of these current and potential competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources, and commercial expertise than we do. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result of all of these factors, our competitors may obtain approval from the FDA, EMA or other comparable foreign regulatory authorities or discover, develop or commercialize products in our field before we do. In addition, we may face increasing competition from companies utilizing artificial intelligence, or AI, and other computational approaches for drug discovery or other processes. Some of these competitors are involved in drug discovery themselves and/or with partners, and others develop software or other tools utilizing AI which can be used, directly or indirectly, in drug discovery. To the extent these or other AI uses prove to be successful, or more successful than our approaches, the development of our product candidates could be adversely affected, reduce the demand for us as a collaborator in drug discovery or negatively impact our operations in other ways.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient, have a broader label, are marketed more effectively, are more widely reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the product candidates we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or uneconomical. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.

The manufacture of drugs is complex, and our third-party manufacturers may encounter difficulties in production or supply chain. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, as well as sophisticated quality assurance and quality control procedures. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of our manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination. Additionally, we may experience supply chain disruptions or slowdowns, including related manufacturing, logistics, labor supply or other factors related to the supply chains of products and materials that we use. If our third-party manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved, and generate revenue.

Our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:

- the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;

- the timing of market introduction of the product candidate as well as competitive products;

- the clinical indications for which a product candidate is approved;

- restrictions on the use of product candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitor products;

- the potential and perceived advantages of our product candidates over alternative treatments;

- the cost of treatment in relation to alternative treatments;

- the availability of coverage and adequate reimbursement by third-party payors, including government authorities;

- the availability of an approved product candidate for use as a combination therapy;

- relative convenience and ease of administration;

- the willingness of the target patient population to try new therapies and undergo required diagnostic screening to determine treatment eligibility and of physicians to prescribe these therapies and diagnostic tests;

- the effectiveness of sales and marketing efforts;

- unfavorable publicity relating to our product candidates; and

- the approval of other new therapies for the same indications.

If any of our product candidates are approved but do not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted.

The market opportunities for our product candidates we develop, if approved, may be limited to certain smaller patient subsets.

Cancer therapies are sometimes characterized as first-line, second-line or third-line, and the FDA often approves new therapies initially only for a particular line of use. When cancer is detected early enough, first-line therapy, such as chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. There is no guarantee that product candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials that may be costly, time-consuming and subject to risk.

The number of patients who have the cancers we are targeting may turn out to be lower than expected. Additionally, the potentially addressable patient population for the product candidates we develop may be limited or may not be amenable to treatment with our product candidates. Regulatory approval may limit the market of a product candidate to target patient populations when biomarker-driven identification and/or highly specific criteria related to the stage of disease progression are utilized.

Even if we obtain significant market share for any approved product, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications.

We may not be successful in augmenting our product pipeline through acquisitions and in-licenses.

We believe that accessing external innovation and expertise is important to our success; and while we plan to leverage our leadership team's prior business development experience as we evaluate potential in-licensing and acquisition opportunities to further expand our portfolio, we may not be able to identify suitable licensing or acquisition opportunities, and even if we do, we may not be able to successfully secure such licensing and acquisition opportunities. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully license or acquire additional product candidates to expand our portfolio, our pipeline, competitive position, business, financial condition, results of operations, and prospects may be materially harmed.

Any product candidates we develop may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of our product candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of such product candidates will be covered and reimbursed by third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by the Centers for

Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS). CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS's decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor's determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our product candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.

In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics. Additionally, if any companion diagnostic provider is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for our product candidates, if approved.

Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as our product candidates. In many countries, particularly the countries of the EU, medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

If we are unable to establish or sustain coverage and adequate reimbursement for any product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage such inability could have an adverse effect on our business and financial condition.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA, EMA or other regulatory authority investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs. FDA, EMA or other regulatory authority investigations could potentially lead to a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management's time and our resources and substantial monetary awards to trial participants or patients. We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing any of our product candidates, if approved. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have an adverse effect on our business and financial condition.

Information obtained from expanded access studies may not reliably predict the efficacy of our product candidates in our clinical trials and may lead to adverse events that could materially harm our business.

Expanded access studies that we may support are likely to be uncontrolled, carried out by individual investigators and not conducted in strict compliance with GCPs, all of which can lead to a treatment effect which may differ from that in our clinical trials. These studies provide only anecdotal evidence of efficacy for regulatory review. Patient data from these studies are not designed to be aggregated or reported as study results and may be highly variable.

Expanded access studies provide supportive safety information for regulatory review. Physicians conducting these studies may use our product candidates in a manner inconsistent with the protocol, including in children and in individuals with conditions beyond those being studied in our clinical trials. In addition, patients who receive access to unapproved drugs through expanded access studies have life-threatening illnesses and generally have exhausted all other available therapies. The risk for serious adverse events in this patient population is high and may be attributed to our product candidates. This could have a negative impact on the safety profile of our product candidates, which could cause significant delays or an inability to successfully commercialize our product candidates and could materially harm our business.

Risks related to regulatory approval and other legal compliance matters

We may be unable to obtain U.S. or foreign regulatory approval and, as a result, may be unable to commercialize our product candidates.

Our product candidates are and will continue to be subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the United States and in many foreign jurisdictions before a new drug can be approved for marketing. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. We cannot provide any assurance that any product candidate we may develop will progress through required clinical testing and obtain the regulatory approvals necessary for us to begin selling them.

We have not conducted, managed or completed large-scale or pivotal clinical trials nor managed the regulatory approval process with the FDA or any other regulatory authority. The time required to obtain approvals from the FDA and other regulatory authorities is unpredictable and requires successful completion of extensive clinical trials which typically takes many years, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when evaluating clinical trial data can, and often does, change during drug development, which makes it difficult to predict with any certainty how they will be applied. We may also encounter unexpected delays or increased costs due to new government regulations, including future legislation or administrative action, or changes in FDA policy during the period of drug development, clinical trials and FDA regulatory review.

Any delay or failure in seeking or obtaining required approvals would have a material and adverse effect on our ability to generate revenue from any particular product candidates we are developing and for which we are seeking approval. Furthermore, any regulatory approval to market a drug may be subject to significant limitations on the approved uses or indications for which we may market, promote and advertise the drug or the labeling or other restrictions. In addition, the FDA has the authority to require a REMS plan as part of approving an NDA, or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. These requirements or restrictions might include limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may significantly limit the size of the market for the drug and affect reimbursement by third-party payors.

We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries, and generally includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval.

The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

We have conducted and still conduct clinical trials in the United States. We may choose to conduct additional clinical trials internationally, including a Phase 1b trial for ORIC-114 in South Korea and Australia. The acceptance of study data by the FDA, EMA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from United States clinical trials are intended to serve as the basis for marketing approval in the foreign countries outside the United States, the standards for clinical trials and approval may be different. There can be no assurance that any United States or foreign regulatory authority would accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Brexit and uncertainty in the regulatory framework as well as future legislation in the United Kingdom (UK), EU and other jurisdictions can lead to disruption in the execution of international multi-center clinical trials, the monitoring of adverse events through pharmacovigilance programs, the evaluation of the benefit-risk profiles of new medicinal products, and determination of marketing authorization across different jurisdictions. Uncertainty in the regulatory framework could also result in disruption to the supply and distribution as well as the import/export both of active pharmaceutical ingredients and finished product. Such a disruption could create supply difficulties for ongoing clinical trials. The cumulative effects of the disruption to the regulatory framework, uncertainty in future regulation, and changes to existing regulations may increase our development lead time to marketing authorization and commercialization of products in the EU and/or the UK and increase our costs. We cannot predict the impact of such changes and future regulation on our business or the results of our operations.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our potential product candidates will be harmed.

Even if our product candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements and oversight.

Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and on-going surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements and regulatory inspection. For example, the FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA finds that the clinical data used to support approval do not sufficiently represent the diversity of the real-world patient population, the FDA may require additional data on underrepresented populations post-approval, including as a post-marketing requirement, or the FDA may enter into a written agreement with the applicant to collect additional data as a post-marketing commitment. In addition, if the FDA or foreign regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA, EMA and other comparable foreign regulatory requirements may subject our company to administrative or judicially imposed sanctions, including:

- delays in or the rejection of product approvals;

- restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

- restrictions on the products, manufacturers or manufacturing process;

- warning or untitled letters;

- civil and criminal penalties;

- injunctions;

- suspension or withdrawal of regulatory approvals;

- product seizures, detentions or import bans;

- voluntary or mandatory product recalls and publicity requirements;

- total or partial suspension of production; and

- imposition of restrictions on operations, including costly new manufacturing requirements.

Moreover, the FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product's approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates, if approved, and generate revenue.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product's approved labeling. For example, if we receive marketing approval for ORIC-533 as a treatment for multiple myeloma, physicians may nevertheless use our product for their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

If we are required by the FDA to obtain approval of a companion diagnostic test in connection with approval of any of our product candidates or a group of therapeutic products, and we do not obtain or we face delays in obtaining FDA approval of a diagnostic test, we will not be able to commercialize the product candidate and our ability to generate revenue will be materially impaired.

In connection with the development of our potential product candidates, we may develop or work with collaborators to develop or obtain access to companion diagnostic tests to identify patient subsets within a disease category who may derive selective and meaningful benefit from our programs. Such companion diagnostics would be used during our clinical trials as well as in connection with the commercialization of our product candidates. To be successful in developing and commercializing product candidates in combination with these companion diagnostics, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared at the same time the product candidate is approved. To date, the FDA has required marketing approval of all companion diagnostic tests for cancer therapies. Various foreign regulatory authorities also regulate in vitro companion diagnostics as medical devices and, under those regulatory frameworks, will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of our current diagnostics and any future diagnostics we may develop, which we expect will require separate regulatory clearance or approval prior to commercialization.

The approval of a companion diagnostic as part of the therapeutic product's labeling limits the use of the therapeutic product to only those patients who express certain biomarkers or the specific genetic alteration that the companion diagnostic was developed to detect. If the FDA, EMA or a comparable regulatory authority requires approval of a companion diagnostic for any of our product candidates, whether before or concurrently with approval of the product candidate, we, and/or future collaborators, may encounter difficulties in developing and obtaining approval for these companion diagnostics. Any delay or failure by us or third-party collaborators to develop or obtain regulatory approval of a companion diagnostic could delay or prevent approval or continued marketing of our related product candidates. Further, in April 2020, the FDA issued new guidance on developing and labeling companion diagnostics for a specific group of oncology therapeutic products, including recommendations to support a broader labeling claim rather than individual therapeutic products. In October 2023, the FDA published a proposed rule that proposes to phase out its enforcement discretion for most LDTs and to amend the FDA's regulations to make explicit that in vitro diagnostics are medical devices under the Federal Food, Drug, and Cosmetic Act, including when the manufacturer of the diagnostic product is a laboratory. We will continue to evaluate the impact of this guidance on our companion diagnostic development and strategy. This guidance and future issuances from the FDA and other regulatory authorities may impact our development of a companion diagnostic for our product candidates and result in delays in regulatory approval. We may be required to conduct additional studies to support a broader claim. Also, to the extent other approved diagnostics are able to broaden their labeling claims to include our approved drug products, we may be forced to abandon our companion diagnostic development plans or we may not be able to compete effectively upon approval, which could adversely impact our ability to generate revenue from the sale of our approved products and our business operations. Additionally, we may rely on third parties for the design, development and manufacture of companion diagnostic tests for our product candidates that may require such tests. If we enter into such collaborative agreements, we will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining approval for these companion diagnostics. It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a product candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We and our future collaborators may encounter difficulties in developing, obtaining regulatory approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to our product candidates themselves, including issues with achieving regulatory clearance or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we are unable to successfully develop companion diagnostics for our product candidates, or experience delays in doing so, the development of our product candidates may be adversely affected, our product candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of our product candidates that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of product candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our product candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our product candidates.

We may seek Fast Track designation from the FDA for one or more of our product candidates. Even if one or more of our product candidates receive Fast Track designation, we may be unable to obtain or maintain the benefits associated with the Fast Track designation.

Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions and fill an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. If any of our product candidates receive Fast Track designation but do not continue to meet the criteria for Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Furthermore, Fast Track designation does not change the standards for approval. Fast Track designation alone does not guarantee qualification for the FDA's priority review procedures.

We may not be able to obtain orphan drug designation or obtain or maintain orphan drug exclusivity for our product candidates and, even if we do, that exclusivity may not prevent the FDA, EMA or other comparable foreign regulatory authorities, from approving competing products.

Regulatory authorities in some jurisdictions, including the United States and the EU, may designate drugs for relatively small patient populations as orphan drugs. Under the ODA, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Our target indications may include diseases with large patient populations or may include orphan indications. However, there can be no assurances that we will be able to obtain orphan designations for our product candidates.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity in the United States provides that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances. The applicable exclusivity period is 10 years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Even if we obtain orphan drug designation for a product candidate, we may not be able to obtain or maintain orphan drug exclusivity for that product candidate. We may not be the first to obtain marketing approval of any product candidate for which we have obtained orphan drug designation for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to ensure that we will be able to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care or the manufacturer of the product with orphan exclusivity is unable to maintain sufficient product quantity. In response to the court decision in *Catalyst Pharms., Inc. v. Becerra*, 14 F.4th 1299 (11th Cir. 2021), in January 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court's order in *Catalyst*, the FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the *Catalyst* order – that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the product candidate any advantage in the regulatory review or approval process or entitles the product candidate to priority review.

Where appropriate, we plan to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

Where possible, we plan to pursue accelerated development strategies in areas of high unmet need. We may seek an accelerated approval pathway for one or more of our product candidates. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act, and the FDA's implementing regulations, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The Food and Drug Omnibus Reform Act made several changes to the FDA's authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug's clinical benefit. If such post-approval studies fail to confirm the drug's clinical benefit, the FDA may withdraw its approval of the drug.

Prior to seeking such accelerated approval, we will seek feedback from the FDA and will otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or under another expedited regulatory designation (e.g., breakthrough therapy designation), there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

We may face difficulties from changes to current regulations and future legislation.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.

For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA), was passed, which substantially changed the way healthcare is financed by both the government and private insurers and continues to significantly impact the U.S. pharmaceutical industry. Since its enactment, there have been legislative and judicial efforts to repeal, replace, or change some or all of the ACA. In June 2021, the United States Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA. It is unclear how future litigation and healthcare measures promulgated by the Biden administration will impact the implementation of the ACA, our business, financial condition and results of operations. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which will stay in effect through 2032, unless Congress takes additional action. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.

Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, the American Rescue Plan Act of 2021 eliminated the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. In August 2022, Congress passed the Inflation Reduction Act of 2022 (IRA), which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single-source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Various industry stakeholders, including pharmaceutical companies, the U.S. Chamber of Commerce, the National Infusion Center Association, the Global Colon Cancer Association, and the Pharmaceutical Research and Manufacturers of America have initiated lawsuits against the federal government asserting that the price negotiation provisions of the IRA are unconstitutional. The impact of these judicial challenges as well as future legislative, executive, and administrative actions and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. Further, uncertainties created by the IRA, including its long-term impact on drug pricing, may negatively impact investments, company valuation, royalty-based earnings, mergers, and acquisitions in the industry. Further, the Biden administration released an additional executive order in October 2022, directing the HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved. Complying with any new legislation and regulatory changes could be time-intensive and expensive, resulting in a material adverse effect on our business, and expose us to greater liability.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our products. In addition, the FDA recently authorized the state of Florida to import certain prescription drugs from Canada for a period of two years to help reduce drug costs, provided that Florida's Agency for Health Care Administration meets the requirements set forth by the FDA. Other states may follow Florida. We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could also have a material and adverse effect on our business, financial condition and results of operations.

Further, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 (Right to Try Act), was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new product candidates that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its products available to eligible patients as a result of the Right to Try Act.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. If the Supreme Court reverses or curtails the *Chevron* doctrine, which gives deference to regulatory agencies in litigation against the FDA and other agencies, more companies may bring lawsuits against the FDA to challenge longstanding decisions and policies of the FDA, which could undermine the FDA's authority, lead to uncertainties in the industry, and disrupt the FDA's normal operations, which could delay the FDA's review of our marketing applications.

Additionally, the collection, use, and other processing of health data in the EU is governed by the General Data Protection Regulation (GDPR), which extends the geographical scope of EU data protection law to non-EU entities under certain conditions and imposes substantial obligations upon companies and new rights for individuals. Failure to comply with the GDPR and the applicable national data protection laws of EU Member States may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties and liabilities. The GDPR has increased our responsibility and liability in relation to personal data that we may process, and we may be required to put in place additional mechanisms in an effort to comply with the GDPR or other laws and regulations relating to privacy, data protection and cybersecurity. This may be onerous and if our efforts to comply with GDPR or other applicable laws and regulations are not successful, it could adversely affect our business. Further, the European Court of Justice (ECJ) in 2020 invalidated the EU-U.S. Privacy Shield and imposed additional requirements for companies making use of standard contractual clauses issued by the European Commission (SCCs), including requirements to make use of updated SCCs. The UK also has issued updated standard contractual clauses that also are required to be implemented. The ECJ's decision and other events with respect to cross-border data transfer may impose additional obligations with respect to the transfer of personal data from the EEA, the UK and Switzerland to the U.S. and may require us to modify our policies and practices and engage in additional contractual negotiations, each of which could increase our costs and obligations and impose limitations upon our ability to efficiently transfer personal data from those regions to the U.S.

Further, the UK has implemented legislation that implements and complements the GDPR, with penalties for noncompliance of up to the greater of £17.5 million or four percent of worldwide revenues. Aspects of data protection regulation in the UK, however, including with respect to cross-border data transfers, remain unclear in the medium to longer term following the exit of the UK from the EU. We may be required to incur significant costs and expenses in an effort to comply with distinct privacy and data protection requirements in the EU and UK. More generally, we may incur liabilities, expenses, costs, and other operational losses under the GDPR and the privacy and data protection laws of applicable EU Member States and the UK in connection with any measures we take to comply with them.

Finally, state and foreign laws may apply generally to the privacy and security of information we maintain, and may differ from each other in significant ways, thus complicating compliance efforts. For example, the California Consumer Privacy Act of 2018 (CCPA), which took effect on January 1, 2020, gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. In addition, the CCPA (a) allows enforcement by the California Attorney General, with fines set at $2,500 per violation (i.e., per person) or $7,500 per intentional violation and (b) authorizes private lawsuits to recover statutory damages for certain data breaches. While it exempts some data regulated by the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and certain clinical trials data, the CCPA may increase our compliance costs and potential liability with respect to other personal information we collect about California residents. Additionally, the California Privacy Rights Act (CPRA) was approved by California voters in November 2020, and it became operative in most respects on January 1, 2023. The CPRA significantly modified the CCPA, which may require us to modify our practices and policies and may further increase our compliance costs and potential liability. Numerous other states' legislatures are considering or have enacted similar laws that will require ongoing compliance efforts and investment, and which may increase our potential liability and adversely affect our business. For example, Colorado, Connecticut, Utah, and Virginia have enacted legislation similar to the CCPA and CPRA that took effect in 2023; Florida, Montana, and Texas have enacted similar legislation that becomes effective in 2024; Tennessee, Iowa, Delaware, and New Jersey have enacted similar legislation that will take effect in 2025; and Indiana has enacted similar legislation that will become effective in 2026. Further, other states have enacted laws that cover certain aspects of the collection, use, disclosure, and/or other processing of health information, such as Washington's My Health, My Data Act, which, among other things, provides for a private right of action.

The interpretation and application of laws and regulations relating to privacy, data protection, data security, and other matters in the United States, the EEA, and elsewhere are often uncertain, contradictory, and in flux. Any failure or perceived failure to comply with federal, state, or foreign laws or regulations, or contractual or other legal obligations, may result in claims, warnings, communications, requests, or investigations from individuals, supervisory authorities, or other legal or regulatory authorities, and regulatory investigations or other proceedings. It is possible that these laws, regulations, and other actual or asserted obligations may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in claims, demands, and litigation or other proceedings initiated by regulatory authorities or others, and fines, penalties, damages, or other liabilities, as well as government-imposed orders requiring that we change our practices, which could adversely affect our business. Our efforts to comply with emerging and changing legal and regulatory requirements relating to privacy, data protection, data security, and other matters may cause us to incur costs or require us to change our business practices, which could harm our business, financial condition, and results of operations and prospects.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 public health emergency, the FDA temporarily postponed inspections of foreign manufacturing facilities and routine surveillance inspections of domestic manufacturing facilities. If a prolonged government shutdown or other disruption occurs, including due to travel restrictions, foreign COVID-19-related policies, staffing shortages or public health reasons, or if global health or other concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities in a timely manner, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Our relationships with healthcare professionals, clinical investigators, CROs and third party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to significant losses, including, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, as well as market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations may include the following:

- the federal AKS prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

- the federal false claims laws, including the civil FCA, which can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties laws, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

- the federal HIPAA, prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and their implementing regulations, also imposes obligations, including mandatory contractual terms, on covered entities, which are health plans, healthcare clearinghouses, and certain health care providers, as those terms are defined by HIPAA, and their respective business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

- the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare providers (such as physician assistants and nurse practitioners), and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

- analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance regulations promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures, or drug pricing; state and local laws that require the registration of pharmaceutical sales and medical representatives; state laws that govern the privacy and security of health information in some circumstances (such as Washington's My Health, My Data Act, which, among other things, provides for a private right of action), many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare and data privacy laws and regulations will involve on-going substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, research, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of conduct, but it is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as

Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

If we fail to comply with other U.S. healthcare laws and compliance requirements, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

In the United States, our current and future activities with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers are subject to regulation by various federal, state and local authorities in addition to the FDA, which may include but are not limited to, CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice (DOJ) and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, our business practices, including our clinical research, sales, marketing and scientific/educational grant programs may be required to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the patient data privacy and security provisions of HIPAA transparency requirements, and similar state laws, each as amended, as applicable.

The federal AKS prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, item, facility or service reimbursable, in whole or part, under Medicare, Medicaid or other federal healthcare programs. The term "remuneration" has been interpreted broadly to include anything of value. The federal AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the AKS. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the federal AKS was amended by the ACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the federal AKS or specific intent to violate it in order to have committed a violation. Rather, if "one purpose" of the remuneration is to induce referrals, the federal AKS is implicated. In addition, the ACA codified case law that a claim that includes items or services resulting from a violation of the federal AKS constitutes a false or fraudulent claim for purposes of the federal civil FCA (discussed below).

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for a medical or other item or service that was not provided as claimed or is false or fraudulent.

The federal civil FCA prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes "any request or demand" for money or property presented to the U.S. government. Pharmaceutical and other healthcare companies are being investigated or, in the past, have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies' marketing of the product for unapproved, and thus non-reimbursable, uses.

HIPAA imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the AKS, the ACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Analogous U.S. state laws and regulations, including state anti-kickback and false claims laws, may apply to claims involving healthcare items or services reimbursed by any third-party payor, including private insurers our business practices.

HIPAA, as amended by HITECH, and their implementing regulations, imposes requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA's privacy and security standards directly applicable to business associates that are independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions.

Additionally, the federal Physician Payments Sunshine Act within the ACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare providers (such as physician assistants and nurse practitioners) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, such covered recipients, and to report annually certain ownership and investment interests held by physicians and their immediate family members.

In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain.

State and local laws also require pharmaceutical and biotechnology companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, establish marketing compliance programs, restrict payments that may be made to healthcare providers professionals and entities and other potential referral sources, file periodic reports with the state relating to pricing and marketing, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register field representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws. Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private "qui tam" actions brought by individual whistleblowers in the name of the government, exclusion, debarment or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers' compensation insurance to cover us for costs and expenses, we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous and flammable materials, including chemicals and biological materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our business activities may be subject to the U.S. Foreign Corrupt Practices Act (FCPA) and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions, and

import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits companies and their employees and third-party intermediaries from offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals are owned and operated by the government, and doctors and other hospital employees would be considered foreign officials under the FCPA. Recently, the SEC and DOJ have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents or contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, disgorgement, and other sanctions and remedial measures, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international activities, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business.

Risks related to employee matters, managing our growth and other risks related to our business

Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.

To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and scientific and medical staff. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. We could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide higher compensation, more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our product candidates will be limited and the potential for successfully growing our business will be harmed.

Additionally, we rely on our scientific founders and other scientific and clinical advisors and consultants to assist us in formulating our research, development and clinical strategies. These advisors and consultants are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these advisors and consultants typically will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. Furthermore, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours. In particular, if we are unable to maintain consulting relationships with our scientific founders or if they provide services to our competitors, our development and commercialization efforts will be impaired and our business will be significantly harmed.

If we are unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market our product candidates, we may not be able to successfully sell or market our product candidates that obtain regulatory approval.

We currently do not have and have never had a marketing or sales team. In order to commercialize any product candidates, if approved, we must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which we may have approval to sell or market our product candidates. We may not be successful in accomplishing these required tasks.

Establishing an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize our product candidates will be expensive and time-consuming and will require significant attention of our executive officers to manage. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of our product candidates that we obtain approval to market, if we do not have arrangements in place with third parties to provide such services on our behalf. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration and such arrangements may prove to be less profitable than commercializing the product on our own. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. If we are unable to successfully commercialize our approved product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer, and we may incur significant additional losses.

In order to successfully implement our plans and strategies, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2023, we had 100 full-time employees, including 74 employees engaged in research and development. In order to successfully implement our development and commercialization plans and strategies, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

- identifying, recruiting, integrating, maintaining and motivating additional employees;

- managing our internal development efforts effectively, including the clinical, FDA, EMA and other comparable foreign regulatory agencies' review process for our product candidates, while complying with any contractual obligations to contractors and other third parties we may have; and

- improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully develop and, if approved, commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including key aspects of clinical development and manufacturing. We cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by third party service providers is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of our product candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing third-party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and/or engaging additional third-party service providers, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our internal computer systems, or those of any of our CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer security or data privacy breaches or incidents or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

Despite the implementation of security measures in an effort to protect systems that store our information, given their size and complexity and the increasing amounts of information maintained and otherwise processed on our information technology systems, and those of our third-party CROs, other contractors (including sites performing our clinical trials) and consultants, these systems are potentially vulnerable to breakdown or other damage, disruption, or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches and incidents from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, phishing and other means of social engineering, and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to the loss, destruction, alteration, disclosure, or dissemination of, or damage or unauthorized access to, our data or data that is processed or maintained on our behalf, or other assets. For example, we have received phishing attacks, and companies have experienced an increase in phishing and social engineering attacks from third parties in recent years, and the increase in remote working further increases security threats. International military conflicts may also increase cybersecurity threats that we and our CROs and other contractors and consultants face. Any disruption or security breach or incident resulting in any loss, destruction, unavailability, or unauthorized alteration, disclosure, dissemination, or processing of, or damage or unauthorized access to, our applications, any data processed or maintained on our behalf, or other assets, or for it to be believed or reported that any of these occurred, we could incur liability, financial harm, and reputational damage and the development and commercialization of our product candidates could be delayed. We cannot assure you that our data protection efforts and our investment in information technology, or the efforts or investments of CROs, consultants or other third parties, will prevent significant breakdowns, disruptions, or breaches in systems or have prevented or will prevent other cyber incidents that cause loss, destruction, unavailability, alteration or dissemination of, or damage or unauthorized access to, our data or other data processed or maintained on our behalf or other assets that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and the development of our product candidates could be delayed. In addition, the loss, corruption, or unavailability of clinical trial data for our product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our information technology systems or security breaches or incidents, suffered by us, or any of our third-party CROs, other contractors, or consultants, could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure, dissemination, or other processing of, or the prevention of access to, data (including trade secrets or other confidential information, intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. For example, any such event or any other security breach or incident that leads to the loss, corruption, or unavailability of, damage to, unauthorized access to, or use, alteration, disclosure, dissemination, or other processing of, personal information, including personal information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

Notifications and follow-up actions related to a security breach or incident could impact our reputation and cause us to incur significant costs, including legal expenses and remediation costs. We expect to incur significant costs in an effort to detect and prevent security incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security breach or incident. We also rely on third parties to manufacture our product candidates, and similar events relating to their systems could also have a material adverse effect on our business. If any damage, disruption, or interruption of systems, or security breach or incident, were to result in any disruption of our operations or loss, destruction, unavailability, or alteration of, or damage or unauthorized access to, our data or other information that is processed or maintained on our behalf, or inappropriate disclosure or dissemination of any such information, we could be exposed to litigation and governmental investigations, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or international privacy and security laws.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption in or, failure or security breach or incident of our systems or third-party systems where information important to our business operations or commercial development is stored or otherwise processed. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Our operations are vulnerable to interruption by fire, earthquakes, power loss, telecommunications failure, terrorist activity, pandemics and other events beyond our control, which could harm our business.

Our facilities are located in California. We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major flood, fire, earthquake, power loss, terrorist activity, pandemics or other disasters and do not have a recovery plan for such disasters. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Our Chief Financial Officer and Chief Business Officer were subpoenaed for information by the Securities and Exchange Commission on a matter unrelated to ORIC.

Our Chief Financial Officer and Chief Business Officer each received subpoenas for documents and information, in their personal capacities, from the SEC in March and April 2020 related to an SEC investigation into the trading of securities of certain other companies. On August 17, 2021, our Chief Financial Officer received a letter from the SEC indicating that the SEC had concluded its investigation as to him without recommending further action. On the same date, the SEC filed a civil enforcement action against our Chief Business Officer. The SEC's civil enforcement action may become time consuming and distracting for our Chief Business Officer, and if such action is successful, he could be subject to fines, penalties and the imposition of restrictive sanctions that may affect his ability to serve as an officer of our company.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be limited.

Our net operating loss (NOL) carryforwards may be unavailable to offset future taxable income because of restrictions under U.S. tax law. Our NOLs generated in tax years beginning prior to January 1, 2018 are only permitted to be carried forward for 20 taxable years under applicable U.S. federal tax law, and therefore could expire unused. Our federal NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but for taxable years beginning after December 31, 2020, the deductibility of federal NOLs generated in tax years beginning after December 31, 2017 is limited to 80% of our current year taxable income. As of December 31, 2023, we had available NOL carryforwards of $242.1 million, of which $200.5 million do not expire. We also have available California NOL carryforwards of approximately $356.0 million as of December 31, 2023, which begin to expire in 2034 and are subject to limitation on use. In addition, as of December 31, 2023, we had federal and California research and development credit carryforwards totaling $11.8 million and $6.2 million, respectively. The federal credits begin to expire in 2034 unless previously utilized, while the state credits do not expire.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (Code), if a corporation undergoes an "ownership change" (generally defined as a cumulative change in the corporation's ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period), the corporation's ability to use its pre-change NOLs and certain other pre-change tax attributes to offset its post-change taxable income may be limited. Similar rules may apply under state tax laws. We may have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of shifts in our stock ownership, some of which are outside our control. We have not conducted any studies to determine annual limitations, if any, that could result from such changes in the ownership. Our ability to utilize our NOLs and certain other tax attributes could be limited by an "ownership change" as described above and consequently, we may not be able to utilize a material portion of our NOLs and certain other tax attributes before they expire, which could have a material adverse effect on our cash flows and results of operations.

Changes in tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

We are subject to tax laws, regulations, and policies of several taxing jurisdictions. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates and otherwise adversely affect our tax positions and/or our tax liabilities. For example, the United States recently enacted a 1% excise tax on stock buybacks and a 15% alternative minimum tax on adjusted financial statement income. In addition, the current administration has proposed changes to the tax credits available for orphan drug development. Further, many countries, and organizations such as the Organization for Economic Cooperation and Development (OECD) have proposed implementing changes to existing tax laws, including a 15% global minimum tax. The OECD has adopted the 15% global minimum tax and directed EU member states to implement legislation enacting it by December 31, 2023. Any of these developments or changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. There can be no assurance that our effective tax rates, tax payments, or tax credits and incentives will not be adversely affected by these or other developments or changes in law.

A variety of risks associated with contracting with foreign third parties or marketing our product candidates internationally could materially adversely affect our business.

We may contract with foreign third parties or seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

- differing regulatory requirements and reimbursement regimes in foreign countries;

- unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

- economic weakness, including inflation, financial market volatility and uncertainty or political instability in particular foreign economies and markets;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- foreign taxes, including withholding of payroll taxes;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

- difficulties staffing and managing foreign operations;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- potential liability under the FCPA or comparable foreign regulations;

- challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

- production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

- business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

In particular, there is currently significant uncertainty about the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations. The U.S. government has and continues to make significant additional changes in U.S. trade policy and may continue to take future actions that could negatively impact U.S. trade. For example, legislation has been introduced in Congress to limit certain U.S. biotechnology companies from using equipment or services produced or provided by select Chinese biotechnology companies, and others in Congress have advocated for the use of existing executive branch authorities to limit those Chinese service providers' ability to engage in business in the U.S. We cannot predict what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products and services may be subject to such actions or what actions may be taken by the other countries in retaliation. If we are unable to obtain or use services from existing service providers or become unable to export or sell our products to any of our customers or service providers, our business, liquidity, financial condition, and/or results of operations would be materially and adversely affected.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability, including the ongoing international military conflicts.

U.S. and global markets are experiencing volatility and disruption following the escalation of certain geopolitical tensions, including international military conflicts, and the related political and economic responses. Changes in countries' economic, trade and financial policies could trigger retaliatory actions by other affected countries, resulting in a "trade war," "cyberwar," escalation of conventional military conflicts, and other adverse events. For example, the military conflict in Ukraine, and any resulting effects that may follow, could result in increased costs for, or unavailability of, certain materials used in the third-party manufacturing of our product candidates and potential product candidates in our discovery research programs. These increased costs could have a negative effect on our financial condition, and any supply interruptions could hinder our product development and make it harder for us to find favorable pricing and reliable sources for the materials needed to manufacture our product candidates and potential product candidates in our discovery research programs. It is impossible to predict the extent to which our operations will be impacted in the short and long term, or the ways in which our business may be impacted. The extent and duration of international conflicts, geopolitical tensions, and resulting market disruptions are impossible to predict but could be substantial.

Inflation and market volatility may adversely affect us by increasing our costs.

Recently, inflation and market volatility have increased and caused economic uncertainty throughout the U.S. and global economy. Inflation and market volatility can adversely affect us by increasing the costs of clinical trials and research, the development of our product candidates, administration and other costs of doing business. In fact, we have experienced, and continue to experience, increases in the prices of labor and other costs of doing business. In an inflationary, volatile and economically uncertain environment, cost increases may outpace our expectations, causing us to use our cash and other liquid assets faster than forecasted. If this continues to occur or happens more frequently or at a larger scale, we may need to raise additional capital to fund our operations sooner than expected and we may not be able to secure financing on acceptable terms.

Risks related to our intellectual property

Our success depends on our ability to protect our intellectual property and our proprietary technologies.

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our product candidates, proprietary technologies and their uses as well as our ability to operate without infringing upon the proprietary rights of others. We generally seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates, proprietary technologies and their uses that are important to our business. We also seek to protect our proprietary position by acquiring or in-licensing relevant issued patents or pending applications from third parties.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that our patent applications or the patent applications of our licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our and our licensors' proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly protect the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

Although as of December 31, 2023, we owned eight and licensed five issued patents in the United States pertaining to our three product candidates, we cannot be certain that the claims in our other U.S. pending patent applications, corresponding international patent applications and patent applications in certain foreign territories, or those of our licensors, will be considered patentable by the United States Patent and Trademark Office (USPTO), courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued or licensed patents will not be found invalid or unenforceable if challenged.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

- the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

- patent applications may not result in any patents being issued;

- patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

- our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use and sell our potential product candidates;

- there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

- countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

The patent prosecution process is also expensive and time-consuming, and we and our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we or our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications and those of our licensors may not result in patents being issued which protect our product candidates or which effectively prevent others from commercializing competitive product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or in-license currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our product candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents or the patents of our licensors by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents or the patents of our licensors may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review (PGR) and *inter partes* review (IPR), or other similar proceedings challenging our owned or in-licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights or those of our licensors, allow third parties to commercialize our product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, our patents or the patents of our licensors may become subject to post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our priority of invention or other features of patentability with respect to our patents and patent applications and those of our licensors. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our licensors is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

- others may be able to develop products that are similar to our product candidates but that are not covered by the claims of the patents that we own or license;

- we or our licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that we own or license;

- we or our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

- it is possible that the pending patent applications we own or license will not lead to issued patents;

- issued patents that we own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;

- our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we may not develop additional proprietary technologies that are patentable;

- the patents of others may have an adverse effect on our business; and

- we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm our business, results of operations and prospects.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.

Our commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our product candidates and products that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings and PGR proceedings before the USPTO and/or corresponding foreign patent offices. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published, we may be unaware of third-party patents that may be infringed by commercialization of any of our product candidates, and we cannot be certain that we or our licensors were the first to file a patent application related to a product candidate or technology. Moreover, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. There is also no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our products that may be approved in the future, or impair our competitive position. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Any claims of patent infringement asserted by third parties would be time consuming and could:

- result in costly litigation that may cause negative publicity;

- divert the time and attention of our technical personnel and management;

- cause development delays;

- prevent us from commercializing any of our product candidates until the asserted patent expires or is held finally invalid, not infringed, or unenforceable in a court of law;

- require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

- subject us to significant liability to third parties; or

- require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.

Although no third party has asserted a claim of patent infringement against us as of the date of this periodic report, others may hold proprietary rights that could prevent our product candidates from being marketed.

It is possible that a third party may assert a claim of patent infringement directed at any of our product candidates. Any patent-related legal action against us claiming damages and seeking to enjoin commercial activities relating to our products, treatment indications, or processes could subject us to significant liability for damages, including treble damages if we were determined to willfully infringe, and require us to obtain a license to manufacture or market our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially reasonable terms, if at all. Moreover, even if we or our future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign our product candidates, treatment indications, or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing our product candidates, which could harm our business, financial condition and operating results. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our product candidates and technology.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

We may in the future pursue invalidity proceedings with respect to third-party patents. The outcome following legal assertions of invalidity is unpredictable. Even if resolved in our favor, these legal proceedings may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of these third parties may be able to sustain the costs of such proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent proceedings could compromise our ability to compete in the marketplace. If we do not prevail in the patent proceedings the third parties may assert a claim of patent infringement directed at our product candidates.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Because our development programs may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license, or use these third-party proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain or maintain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be involved in lawsuits to protect or enforce our patents or our licensors' patents, which could be expensive, time consuming and unsuccessful. Further, our issued patents or our licensors' patents could be found invalid, unenforceable or not infringed if challenged in court.

Competitors may infringe our intellectual property rights. To prevent infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court may decide that a patent we own or in-license is not valid, is unenforceable and/or is not infringed. If we or any of our potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, the defendant could counterclaim that our patent or the patent of our licensors is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of sufficient written description, non-enablement, or obviousness-type double patenting. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution.

Third parties may also raise similar invalidity claims before the USPTO or patent offices abroad, even outside the context of litigation. Such mechanisms include re-examination, PGR, IPR, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and/or unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our licensors, and the patent examiners are unaware during prosecution. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications or the patents and patent applications of our licensors, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology or platform, or any product candidates that we may develop. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

As of June 1, 2023, European patent applications have the option, upon grant of a patent, of becoming a Unitary Patent, which will be subject to the jurisdiction of the Unitary Patent Court (UPC). The option of a Unitary Patent will be a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation in the UPC.

In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our licensors is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.

In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented product and practicing our own patented technology.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.

Derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our product candidates to market.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications or those of our licensors and the enforcement or defense of our issued patents or those of our licensors.

On September 16, 2011, the Leahy-Smith America Invents Act (the Leahy-Smith Act), was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a "first inventor to file" system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013 but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we may not be certain that we or our licensors are the first to either (1) file any patent application related to our product candidates or (2) invent any of the inventions claimed in the patents or patent applications.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications or those of our licensors and the enforcement or defense of our issued patents or those of our licensors, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents, those of our licensors or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and those of our licensors and the patents we might obtain or license in the future.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees or other third parties have an ownership interest in our patents or those of our licensors or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, one or more of our U.S. patents or those of our licensors may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA-approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

We may not be able to protect our intellectual property rights throughout the world.

Although as of December 31, 2023, we owned eight and licensed five issued patents in the United States pertaining to our three product candidates and pending patent applications in the United States and other countries, filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents, the patents of our licensors, or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or our licensors' patents or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our patent rights and those of our licensors in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents or the patents of our licensors at risk of being invalidated or interpreted narrowly and our patent applications or the patent applications of our licensors at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, license, or obtain.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia's invasion of Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or have a predominately primary place of business or profit-making activities in the United States and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or patent applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or patent applications and those of our licensors. We have systems in place to remind us to pay these fees, and we rely on our outside patent annuity service to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply and, in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We intend to use registered or unregistered trademarks or trade names to brand and market ourselves and our products. As of December 31, 2023, we had one trademark registered with the USPTO and one pending United States trademark application. Our trademark applications may not result in any trademark registrations being issued, and our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition, we rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced, and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

We may be subject to claims that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets.

We have entered into and may enter in the future into non-disclosure and confidentiality agreements to protect the proprietary positions of third parties, such as outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, potential partners, lessees of shared multi-company property and other third parties. We may become subject to litigation where a third party asserts that we or our employees inadvertently or otherwise breached the agreements and used or disclosed trade secrets or other information proprietary to the third parties. A third party has inquired about a potential breach of a non-disclosure and confidentiality agreement in view of our developments in the CD73 inhibitor program. The inquiry may progress to a claim that we or our employees inadvertently or otherwise breached the agreement and used trade secrets or other information proprietary to the third party. Defense of such matters, regardless of their merit, could involve substantial litigation expense and be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our product candidates and technology. Failure to defend against any such claim could subject us to significant liability for monetary damages or prevent or delay our developmental and commercialization efforts, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

Parties making claims against us may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, operating results, financial condition and prospects.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the pharmaceutical industry, in addition to our employees, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

Our rights to develop and commercialize our technology and product candidates may be subject, in part, to the terms and conditions of licenses granted to us by others.

We have entered into license agreements with third parties and we may enter into additional license agreements in the future with others to advance our research or allow commercialization of product candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license from third parties. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are subject of such licensed rights could be adversely affected.

Our licensors may have relied on third party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third party patents do not exist which might be enforced against our current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

Our existing license agreements, and we expect that our future agreements will, impose various development, diligence, commercialization, and other obligations on us. Certain of our license agreements also require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the license.

Moreover, disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- our right to sublicense patents and other rights to third parties;

- our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

- our right to transfer or assign the license;

- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

- the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially reasonable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of certain of our product candidates. For example, if Mirati terminates the Mirati License Agreement, we may be required to cease our development and commercialization of licensed products directed to PRC2 and would be obligated to assign to Mirati, or grant an exclusive license to Mirati with respect to, certain of our patents, know-how and regulatory filings. Likewise, if Voronoi terminates the Voronoi License Agreement, we may be required to cease our development and commercialization of licensed products directed to epidermal growth factor receptor (EGFR, or ErbB1) and human epidermal growth factor receptor 2 (HER2, or ErbB2) with exon 20 insertion mutations and we would be obligated to grant a nonexclusive license to Voronoi under certain of our patents and know-how, and to assign to Voronoi certain of our regulatory filings. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

The patent protection and patent prosecution for some of our product candidates may be dependent on third parties.

While we normally seek to obtain the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of the patent applications and patents relating to our product candidates, there may be times when the preparation, filing, prosecution, maintenance, enforcement and defense activities for patents and patent applications relating to our product candidates are controlled by our licensors or collaboration partners. If any of our licensors or collaboration partners fail to prepare, file, prosecute, maintain, enforce, and defend such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over such activities.

Intellectual property discovered through government funded programs may be subject to federal regulations such as "march-in" rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

We co-own a pending United States patent application claiming inventions that were generated, in part, through the use of U.S. government funding. In the future, we may acquire or license other intellectual property rights that have been generated through the use of U.S. government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as "march-in rights"). If the U.S. government exercised its march-in rights in our future intellectual property rights that are generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property.

Risks related to our dependence on third parties

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies.

We do not have the ability to independently conduct our clinical trials. We currently rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our current and planned clinical trials of our product candidates. Third parties have a significant role in the conduct of our clinical trials and the subsequent collection and analysis of data. These third parties are not our employees, and except for remedies available to us under our agreements with such third parties, we have limited ability to control the amount or timing of resources that any such third party will devote to our clinical trials. The third parties we rely on for these services may also have relationships with other entities, some of which may be our competitors. Some of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements with a third party, it would delay our drug development activities.

Our reliance on these third parties for such drug development activities will reduce our control over these activities but will not relieve us of our regulatory responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with GCP standards, regulations for conducting, recording and reporting the results of clinical trials to assure that data and reported results are reliable and accurate and that the rights, integrity and confidentiality of trial participants are protected. The EMA also requires us to comply with similar standards. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials substantially comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under current cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the marketing approval process.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We contract with third parties for the production of our product candidates for preclinical studies and, in the case of ORIC-114, ORIC-944 and ORIC-533, our ongoing clinical trials, and expect to continue to do so for additional clinical trials and ultimately for commercialization. This reliance on third parties increases the risk that we will not have sufficient quality and quantities of our product candidates or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently have the infrastructure or internal capability to manufacture supplies of our product candidates for use in development and commercialization. We rely, and expect to continue to rely, on third-party manufacturers for the production of our product candidates for preclinical studies and clinical trials under the guidance of members of our organization. For each of our product candidates, we rely on a single third-party manufacturer and we currently have no alternative manufacturer in place. We do not have long-term supply agreements, and we purchase our required drug product on a purchase order basis, which means that aside from any binding purchase orders we have from time to time, our supplier could cease supplying to us or change the terms on which it is willing to continue supplying to us at any time. If we were to experience an unexpected loss of supply of any product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing studies or clinical trials.

We expect to continue to rely on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. We may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

- the failure of the third party to manufacture our product candidates according to our schedule and specifications, or at all, including if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

- the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;

- the breach by the third-party contractors of our agreements with them;

- the failure of third-party contractors to comply with applicable regulatory requirements, including cGMPs;

- the failure of the third party to manufacture our product candidates according to our specifications;

- the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

- clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

- the misappropriation of our proprietary information, including our trade secrets and know-how.

We do not have complete control over all aspects of the manufacturing process of our contract manufacturing partners and are dependent on these contract manufacturing partners for compliance with cGMP regulations for manufacturing both active pharmaceutical ingredients (API) and finished drug products. To date, we have obtained API and drug product for our product candidates from single-source third party contract manufacturers. We are in the process of developing our supply chain for each of our product candidates and intend to put in place framework agreements under which third-party contract manufacturers will generally provide us with necessary quantities of API and drug product on a project-by-project basis based on our development needs. As we advance our product candidates through development, we will consider our lack of redundant supply for the API and drug product for each of our product candidates to protect against any potential supply disruptions. However, we may be unsuccessful in putting in place such framework agreements or protecting against potential supply disruptions.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or others, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we will need to find alternative manufacturing facilities, and those new facilities would need to be inspected and approved by FDA, EMA or comparable regulatory authority prior to commencing manufacturing, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

From time to time, we evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. For instance, in August 2020, we entered into the Mirati License Agreement pursuant to which we licensed from Mirati exclusive worldwide development and commercialization rights to its allosteric PRC2 inhibitor program and, in October 2020, we entered into the Voronoi License Agreement pursuant to which we licensed from Voronoi exclusive development and commercialization rights to its EGFR and HER2 exon 20 insertion mutation program worldwide (other than in the People's Republic of China, Hong Kong, Macau and Taiwan). Any such acquisition or strategic partnership may entail numerous risks, including:

- increased operating expenses and cash requirements;

- the assumption of additional indebtedness or contingent liabilities;

- the issuance of our equity securities;

- assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

- the diversion of our management's attention from our existing programs and initiatives in pursuing such a strategic merger or acquisition;

- retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

- risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

- our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions or pursue partnerships in the future, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. For instance, in connection with the Mirati License Agreement, we issued to Mirati 588,235 shares of our common stock and, in connection with the Voronoi License Agreement, we issued Voronoi 283,259 shares of our common stock, each of which resulted in dilution to our existing stockholders.

If we decide to establish additional collaborations, but are not able to establish those collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. We may seek to selectively form collaborations, such as our collaboration with Pfizer, to expand our capabilities, potentially accelerate research and development activities and provide for commercialization activities by third parties. For example, we intend to evaluate strategic partnerships to develop ORIC-533 in combination with other immune-based antimyeloma therapies. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business.

We would face significant competition in seeking additional appropriate collaborators and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our product candidate. Further, we may not be successful in our efforts to establish a collaboration or other alternative arrangements for product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even when we are successful in entering into a collaboration, such as our collaboration with Pfizer, the terms and conditions of that collaboration may restrict us from entering into future agreements on certain terms with potential collaborators.

If and when we seek to enter into additional collaborations, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

We may enter into collaborations with third parties for the development and commercialization of product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

If we enter into any collaboration arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators' abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving our product candidates would pose numerous risks to us, including the following:

- collaborators have significant discretion in determining the efforts and resources that they will apply to, and the manner in which they perform their obligations under, these collaborations and may not perform their obligations as expected;

- collaborators may deemphasize or not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators' strategic focus, including as a result of a business combination or sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

- collaborators may rely on third parties to conduct development, manufacturing, and/or commercialization activities, and except for remedies available to us under our collaboration agreements, we have limited ability to control the conduct of such activities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

- a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

- we may grant exclusive rights to our collaborators that would prevent us from collaborating with others;

- collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

- disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

- collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

- collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all;

- collaborators may not provide us with timely and accurate information regarding development progress and activities under the collaboration or may limit our ability to share such information, which could adversely impact our ability to report progress to our investors and otherwise plan our own development of our product candidates;

- collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

- a collaborator's sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

Risks related to the securities markets and ownership of our common stock

We do not know whether an active, liquid and orderly trading market will continue for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to our IPO in April 2020, there was no public market for shares of our common stock. Shares of our common stock only recently began trading on Nasdaq, but we can provide no assurance that we will be able to sustain an active trading market for our shares. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies, technologies or other assets by using our shares of common stock as consideration.

The price of our stock is volatile.

The trading price of our common stock is highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In addition to the factors discussed in this "Risk factors" section and elsewhere in this periodic report, these factors include:

- the timing and results of preclinical studies and clinical trials of our product candidates, those conducted by third parties or those of our competitors;

- the success of competitive products or announcements by potential competitors of their product development efforts;

- regulatory actions with respect to our products or our competitors' products;

- actual or anticipated changes in our growth rate relative to our competitors;

- regulatory or legal developments in the United States and other countries;

- developments or disputes concerning patent applications, issued patents or other proprietary rights;

- the recruitment or departure of key personnel;

- announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

- actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

- fluctuations in the valuation of companies perceived by investors to be comparable to us;

- market conditions in the pharmaceutical and biotechnology sector;

- changes in the structure of healthcare payment systems;

- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

- announcement or expectation of additional financing efforts;

- sales of our common stock by us, our insiders or our other stockholders;

- expiration of market stand-off or lock-up agreements;

- the impact of any natural disasters or public health emergencies, such as the COVID-19 pandemic; and

- general economic, political, industry and market conditions, including international military conflicts and instability in the financial markets and banking industry.

The realization of any of the above risks or any of a broad range of other risks, including those described in this "Risk factors" section, could have a dramatic and adverse impact on the market price of our common stock.

If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that securities or industry analysts publish about us, our business or our market. We currently have research coverage from a limited number of securities or industry analysts. If any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements or strategic partnerships with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

In addition, we measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by our board of directors, and recognize the cost as an expense over the employee's requisite service period. As the variables that we use as a basis for valuing these awards change over time, including, our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

- the timing and cost of, and level of investment in, research and development activities relating to our current product candidates and any future product candidates and research-stage programs, which will change from time to time;

- our ability to enroll patients in clinical trials and the timing of enrollment;

- the cost of manufacturing our current product candidates and any future product candidates, which may vary depending on FDA, EMA or other comparable foreign regulatory authority guidelines and requirements, the quantity of production and the terms of our agreements with manufacturers;

- expenditures that we will or may incur to acquire or develop additional product candidates and technologies or other assets;

- the timing and outcomes of clinical trials for any of our product candidates, or competing product candidates;

- the need to conduct unanticipated clinical trials or trials that are larger or more complex than anticipated;

- competition from existing and potential future products that compete with any of our product candidates, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

- any delays in regulatory review or approval of any of our product candidates;

- the level of demand for any of our product candidates, if approved, which may fluctuate significantly and be difficult to predict;

- the risk/benefit profile, cost and reimbursement policies with respect to our product candidates, if approved, and existing and potential future products that compete with any of our product candidates;

- our ability to commercialize any of our product candidates, if approved, inside and outside of the United States, either independently or working with third parties;

- our ability to establish and maintain collaborations, licensing or other arrangements;

- our ability to adequately support future growth;

- potential unforeseen business disruptions that increase our costs or expenses;

- future accounting pronouncements or changes in our accounting policies; and

- the changing and volatile global economic and political environment.

The cumulative effect of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of December 31, 2023, our executive officers, directors, holders of 5% or more of our common stock and their respective affiliates beneficially owned a significant percentage of our outstanding common stock. These stockholders, acting together, may be able to impact matters requiring stockholder approval. For example, they may be able to impact elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

Certain holders of shares of our common stock have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradeable in the public market, subject to the restrictions of Rule 144 in the case of our affiliates. For example, on December 15, 2023, we filed a Form S-3 registration statement, which the SEC declared effective on December 28, 2023, registering 9,285,710 shares of our common stock and 2,857,142 shares of our common stock underlying pre-funded warrants sold in a private placement on June 27, 2023. In addition, on January 26, 2024, we filed a Form S-3 registration statement, which the SEC declared effective on February 2, 2024, registering 12,500,000 shares of our common stock sold in a private placement on January 23, 2024. Any sales of securities by these stockholders could have a material adverse effect on the market price for our common stock.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

- being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in this Annual Report;

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act);

- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

- reduced disclosure obligations regarding executive compensation in this Annual Report and our periodic reports and proxy statements; and

- exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to emerging growth companies that elect to avail themselves of the exemption from new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (2) the date we qualify as a "large accelerated filer," with at least $700.0 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) December 31, 2025.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We incur increased costs as a result of operating as a public company, and our management devotes substantial time to related compliance initiatives. Additionally, if we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an "emerging growth company." We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase our operating expenses. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage, particularly in light of recent cost increases related to coverage. We cannot accurately predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, as a public company we are required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, we are required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company, we may be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock is volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. This risk is especially relevant for us because biotechnology companies have experienced significant stock price volatility in recent years and we may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to any appreciation in the value of their stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

- establish a classified board of directors so that not all members of our board are elected at one time;

- permit only the board of directors to establish the number of directors and fill vacancies on the board;

- provide that directors may only be removed "for cause" and only with the approval of two-thirds of our stockholders;

- authorize the issuance of "blank check" preferred stock that our board could use to implement a stockholder rights plan (also known as a "poison pill");

- eliminate the ability of our stockholders to call special meetings of stockholders;

- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- prohibit cumulative voting;

- authorize our board of directors to amend the bylaws;

- establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

- require a super-majority vote of stockholders to amend some provisions described above.

In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL), prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) is the exclusive forum for the following (except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction):

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of fiduciary duty;

- any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings.

It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We periodically assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct annual risk assessments and penetration tests to identify cybersecurity threats, including assessments and tests with the assistance of independent third-party cybersecurity consultants. We also conduct assessments in the event of a material change in our business practices that may affect key information systems that are vulnerable to such cybersecurity threats. These assessments and tests are designed to assist in the identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. Following risk assessments and penetration tests, we work to re-design, implement, update, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and monitor the effectiveness of our safeguards.

As part of our risk management system, we also periodically provide company-wide cybersecurity training to our employees on these safeguards. Personnel at all levels and departments are made aware of our cybersecurity policies through trainings.

We engage with external cybersecurity consultants to help design and implement our cybersecurity policies and procedures, as well as to monitor and test the effectiveness of our safeguards. The head of information technology (IT), supported by external cybersecurity consultants and the IT Department, implements our cybersecurity risk management system. The head of IT regularly reports on cybersecurity matters to the Chief Financial Officer.

We evaluate the security practices of certain third-party service providers to identify potential cybersecurity risks, including by reviewing documentation concerning their security measures. Where appropriate, including for third-party contracts under which our data will be stored, we contractually obligate providers to implement and maintain reasonable administrative, technical, and physical safeguards and other security measures designed to maintain the confidentiality, security and integrity of our data, and to promptly report any suspected breach of its security measures that may affect our company.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this annual report on Form 10-K, including the risk factor entitled "Our internal computer systems, or those of any of our CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer security or data privacy breaches or incidents or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations."

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors has ultimate responsibility for oversight of cybersecurity risks, but primary responsibility for cybersecurity risk oversight has been delegated to the audit committee.

Our Chief Financial Officer and head of IT, advised by external cybersecurity consultants, are primarily responsible for assessing and managing our material risks from cybersecurity threats. Our head of IT has over 25 years of experience in information technology roles and over 8 years of experience in security roles in the biotechnology industry. Our Chief Financial Officer has approximately 7 years of experience overseeing IT-related processes (including cybersecurity processes).

The processes by which our Chief Financial Officer and our senior management are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents includes regular updates from the head of IT to the Chief Financial Officer, as well as periodic reports, as needed, from the Chief Financial Officer and the head of IT to senior management.

Our Chief Financial Officer and head of IT provide periodic briefings to the audit committee regarding our company's cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like. Our audit committee provides updates to the board of directors on such reports.

Item 2. Properties.

Our corporate headquarters are located in South San Francisco, California, where we lease 33,663 square feet of office, research and laboratory space, under a non-cancelable lease that expires in May 2028 with an option to renew for an additional one-year term. We are also under agreement to lease office space and research and development space in San Diego, California through March 2025. We believe that these existing facilities will be adequate for our near-term needs. If required, we believe that suitable additional or alternative space would be available in the future on commercially reasonable terms.

Item 3. Legal Proceedings.

From time to time, we may become involved in litigation or other legal proceedings arising in the ordinary course of our business. We are not currently a party to any material litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Our Common Stock

Our common stock has been publicly traded on the Nasdaq Global Select Market under the symbol "ORIC" since April 24, 2020. Prior to that date, there was no public trading market for our common stock.

Holders of Record

As of December 31, 2023, there were approximately 43 stockholders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments, and other factors that our board of directors deems relevant.

Recent Sales of Unregistered Securities

None.

Use of Proceeds

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties, including those described in the section titled "Special Note Regarding Forward-Looking Statements." Our actual results and the timing of selected events could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those set forth under the section titled "Risk factors" included elsewhere in this report.

Overview

ORIC Pharmaceuticals is a clinical-stage biopharmaceutical company dedicated to improving patients' lives by *Overcoming Resistance In Cancer.*

Our fully integrated discovery and development team is advancing a diverse pipeline of innovative clinical and discovery stage therapies designed to counter resistance mechanisms in cancer by leveraging our expertise within three specific areas: hormone-dependent cancers, precision oncology and key tumor dependencies.

Our clinical stage product candidates include:

- ORIC-114, a brain penetrant, orally bioavailable, irreversible inhibitor designed to selectively target epidermal growth factor receptor (EGFR) and human epidermal growth factor receptor 2 (HER2) with high potency towards exon 20 insertion mutations, for which we licensed development and commercialization rights from Voronoi Inc. (Voronoi) in October 2020 (Voronoi License Agreement). In the fourth quarter of 2021, we filed a Clinical Trial Application (CTA) in South Korea for ORIC-114, which was cleared in the first quarter of 2022. We also filed and cleared an Investigational New Drug Application (IND) with the U.S. Food and Drug Administration (FDA) for ORIC-114 in the third quarter of 2022. We are enrolling a Phase 1b trial of ORIC-114 as a single-agent, in patients with advanced solid tumors with EGFR and HER2 exon 20 alterations, atypical EGFR mutations or HER2 amplifications, and that trial allows patients with CNS metastases that are either treated or untreated but asymptomatic. We reported initial Phase 1b data from this trial at the European Society for Medical Oncology (ESMO) Congress in October 2023, which demonstrated both systemic and intracranial activity across multiple dose levels in a heavily pre-treated patient population. We expect to initiate dose expansion cohorts for ORIC-114 in patients with mutated NSCLC in the first half of 2024 and report updated Phase 1b data in the first half of 2025.

- ORIC-944, an allosteric inhibitor of the polycomb repressive complex 2 (PRC2) via the embryonic ectoderm development (EED) subunit, for which we licensed development and commercialization rights from Mirati Therapeutics, Inc. (Mirati) in August 2020 (Mirati License Agreement). We filed and cleared an IND with the FDA for ORIC-944 in the fourth quarter of 2021. We are enrolling a Phase 1b trial of ORIC-944 as a single-agent, in patients with advanced prostate cancer and reported initial Phase 1b data from this trial in January 2024, demonstrating potential best-in-class drug properties, including clinical half-life consistent with a preclinical prediction of greater than 10 hours, robust target engagement and a favorable safety profile. We expect to initiate a combination study of ORIC-944 with AR inhibitor(s) in metastatic prostate cancer in the first half of 2024 and provide a program update in mid-2024.

- ORIC-533, an orally bioavailable small molecule inhibitor of CD73, a key node in the adenosine pathway believed to play a central role in resistance to chemotherapy- and immunotherapy-based treatment regimens. In the second quarter of 2021, the FDA cleared the IND for ORIC-533, and in the first quarter of 2023, a CTA was cleared in Canada for ORIC-533. We are enrolling a Phase 1b trial of ORIC-533 as a single-agent, in patients with relapsed/refractory multiple myeloma and reported initial Phase 1b data from this trial at the American Society of Hematology (ASH) annual meeting in December 2023. We intend to complete the dose escalation in the first quarter of 2024. We intend to evaluate strategic partnerships to develop ORIC-533 in combination with other immune-based antimyeloma therapies.

Beyond these clinical stage product candidates, we are developing multiple discovery stage precision medicines targeting other hallmark cancer resistance mechanisms.

We have incurred significant losses since the commencement of our operations. Our net loss for the year ended December 31, 2023, was $100.7 million and we had an accumulated deficit of $434.9 million as of December 31, 2023. Our losses and accumulated deficit have resulted primarily from costs incurred in connection with research and development activities including in-licensing and to a lesser extent from general and administrative costs associated with our operations. We expect to incur significant losses for the foreseeable future, and we anticipate these losses will increase significantly as we continue our development of ORIC-114 and ORIC-944 and any future product candidates from discovery through preclinical development and into clinical trials as we seek regulatory approval for these product candidates. Our net losses may fluctuate significantly from period to period, depending on the timing of and expenditures on our planned research and development activities.

On January 20, 2024, we entered into a securities purchase agreement with a select group of institutional and accredited healthcare specialist investors for the private placement of 12,500,000 shares of common stock at a price of $10.00 per share, resulting in gross proceeds of $125.0 million. The purchase price per share represents a premium to ORIC's 5-day trailing average stock price at the time of sale. After deducting expenses related to the private placement of $0.2 million, the net proceeds we received from the private placement were $124.8 million. The private placement closed on January 23, 2024.

On June 24, 2023, we entered into a securities purchase agreement with a select group of institutional and accredited healthcare specialist investors for the private placement of 9,285,710 shares of common stock at a price of $7.00 per share and pre-funded warrants to purchase 2,857,142 shares of common stock at a purchase price of $6.9999 per pre-funded warrant, resulting in gross proceeds of $85.0 million. The pre-funded warrants have an exercise price of $0.0001 per share of common stock, were immediately exercisable and will remain exercisable until exercised in full. The purchase price per share represents a premium to the market price at the time of sale. After deducting offering expenses related to the private placement of $0.2 million, the net proceeds we received from the private placement were $84.8 million. The private placement closed on June 27, 2023.

On December 21, 2022, we entered into a securities purchase agreement with Pfizer pursuant to which we sold 5,376,344 shares of our common stock at a price of $4.65 per share to Pfizer for gross proceeds of $25.0 million. We sold the shares to Pfizer in a registered direct offering conducted without an underwriter or placement agent and pursuant to an effective shelf registration statement. After deducting offering expenses of $0.4 million, the net proceeds we received from the direct offering were $24.6 million. The transaction closed on December 23, 2022.

On May 6, 2021, we entered into an "at-the-market" (ATM) sales agreement with Jefferies LLC as our sales agent, under which we may offer and sell from time to time up to $150 million of our common stock in negotiated transactions or transactions that are deemed to be an ATM offering. On July 8, 2021, we raised gross proceeds of $50.0 million through the sale of 2,597,402 shares in an ATM offering, with participation based on unsolicited interest received from a healthcare specialist fund. We sold such shares at a purchase price per share of $19.25, a premium to the market price at the time of sale. After deducting commissions and other offering expenses related to the ATM offering of $1.9 million, the net proceeds we received from the transaction were $48.1 million.

Components of Operating Results

Research and Development Expenses

Research and development expenses account for a significant portion of our operating expenses and consist primarily of external and internal costs incurred in connection with the discovery and development of our product candidates.

External expenses include:

- payments to third parties in connection with the clinical development of our product candidates, including contract research organizations (CROs) and consultants;

- the cost of manufacturing products for use in our preclinical studies and clinical trials, including payments to contract manufacturing organizations (CMOs) and consultants;

- payments to third parties in connection with the preclinical development of our product candidates, including outsourced professional scientific development services, consulting research fees and sponsored research arrangements with third parties;

- laboratory supplies; and

- allocated facilities, depreciation and other expenses, which include direct or allocated expenses for IT, rent and maintenance of facilities.

We may also incur in-process research and development expense as we acquire or in-license assets from other parties. Technology acquisitions are expensed or capitalized based upon the asset achieving technological feasibility in accordance with management's assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future use. Acquired in-process research and development costs that have no alternative future use are immediately expensed.

Internal expenses include employee-related costs such as salaries, related benefits and non-cash stock-based compensation expense for employees engaged in research and development functions.

We expense research and development costs in the periods in which they are incurred. External expenses are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers or our estimate of the level of service that has been performed at each reporting date. We track external costs by program, clinical or preclinical. We do not track internal costs by program because these costs are deployed across multiple programs and, as such, are not separately classified.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially in the foreseeable future as we advance our product candidates through preclinical studies and clinical trials; continue to discover and develop additional product candidates and expand our pipeline; maintain, expand, protect and enforce our intellectual property portfolio; and hire additional personnel.

The successful development of our product candidates is highly uncertain, and we do not believe it is possible at this time to accurately project the nature, timing and estimated costs of the efforts necessary to complete the development of, and obtain regulatory approval for, any of our product candidates. To the extent our product candidates continue to advance into clinical trials, as well as advance into larger and later-stage clinical trials, our expenses will increase substantially and may become more variable. We are also unable to predict when, if ever, we will generate revenue from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including:

- the timing and progress of preclinical and clinical development activities;

- the number and scope of preclinical and clinical programs we decide to pursue;

- our ability to maintain our current research and development programs and to establish new ones;

- establishing an appropriate safety profile with IND-enabling toxicology studies;

- successful patient enrollment in, and the initiation and completion of, clinical trials;

- the successful completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

- the receipt of regulatory approvals from applicable regulatory authorities;

- the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

- our ability to establish licensing or collaboration arrangements;

- the performance of our future collaborators, if any;

- obtaining and retaining research and development personnel;

- establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

- development and timely delivery of commercial-grade product formulations that can be used in our planned clinical trials and for commercial launch;

- obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

- launching commercial sales of our product candidates, if approved, whether alone or in collaboration with others; and

- maintaining a continued acceptable safety profile of our products following approval.

Any changes in the outcome of any of these factors could significantly impact the costs, timing and viability associated with the development of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits and stock-based compensation expense for personnel in executive, finance and administrative functions. General and administrative expenses also include allocated facilities, depreciation and other expenses, which include direct or allocated expenses for rent and maintenance of facilities and insurance, not otherwise included in research and development expenses, as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services. We expect that our general and administrative expenses will increase substantially in the foreseeable future as we increase our headcount to support the continued research and development of our programs and the growth of our business.

Other Income, Net

Other income, net primarily consists of interest income generated from our interest-bearing money market accounts and investments.

Results of Operations

The following table supplements the discussion below and summarizes our results of operations for the years ended December 31, 2023 and 2022 (in thousands):

		Years Ended December 31,				
		2023		2022		Change
Operating expenses:						
Research and development	$	85,172	$	61,680	$	23,492
General and administrative		25,608		25,087		521
Acquired in-process research and development		—		5,000		(5,000)
Total operating expenses		110,780		91,767		19,013
Loss from operations		(110,780)		(91,767)		(19,013)
Other income, net		10,083		2,645		7,438
Net loss	$	(100,697)	$	(89,122)	$	(11,575)

Research and Development Expenses

Research and development expenses were $85.2 million for the year ended December 31, 2023, compared to $61.7 million for 2022, an increase of $23.5 million. The increase was driven by a net increase in external expenses of $20.2 million related to the advancement of ORIC-114 and ORIC-944, offset by a decrease in ORIC-101 costs due to the discontinuation of the program in the first quarter of 2022 and timing of ORIC-533 manufacturing. Higher personnel costs of $3.3 million, including additional non-cash stock-based compensation of $0.7 million, also contributed to the increase.

The following table summarizes our external and internal costs for the years ended December 31, 2023 and 2022 (in thousands):

		Years Ended December 31,				
		2023		2022		Change
External costs:						
ORIC-114	$	11,718	$	3,869	$	7,849
ORIC-944		20,846		5,872		14,974
ORIC-533		4,189		5,981		(1,792)
Preclinical, other unallocated costs and discontinued costs		23,817		24,665		(848)
Total external costs		60,570		40,387		20,183
Internal costs		24,602		21,293		3,309
Total research and development expenses	$	85,172	$	61,680	$	23,492

We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, including investments in manufacturing, as our programs advance into later stages of development and as we conduct additional clinical trials.

General and Administrative Expenses

General and administrative expenses were $25.6 million for the year ended December 31, 2023, compared to $25.1 million for 2022, an increase of $0.5 million. This increase was primarily due to higher personnel costs, including additional non-cash stock-based compensation of $0.1 million.

Acquired In-Process Research and Development Expenses

Acquired in-process research and development expenses were $5.0 million for the year ended December 31, 2022, due to a development milestone payment made in accordance with the Voronoi License Agreement.

Liquidity and Capital Resources

Sources of Liquidity

On January 20, 2024, we entered into a securities purchase agreement with a select group of institutional and accredited healthcare specialist investors for the private placement of 12,500,000 shares of common stock at a price of $10.00 per share, resulting in gross proceeds of $125.0 million. The private placement closed on January 23, 2024.

On June 24, 2023, we entered into a securities purchase agreement with a select group of institutional and accredited healthcare specialist investors for the private placement of 9,285,710 shares of common stock at a price of $7.00 per share and pre-funded warrants to purchase 2,857,142 shares of common stock at a purchase price of $6.9999 per pre-funded warrant, resulting in gross proceeds of $85.0 million. The private placement closed on June 27, 2023.

On December 21, 2022, we entered into a securities purchase agreement with Pfizer pursuant to which we sold 5,376,344 shares of our common stock at a price of $4.65 per share to Pfizer for gross proceeds of $25.0 million. We sold the shares to Pfizer in a registered direct offering conducted without an underwriter or placement agent and pursuant to an effective shelf registration statement. The transaction closed on December 23, 2022.

On May 6, 2021, we entered into an ATM sales agreement with Jefferies LLC as our sales agent, under which we may offer and sell from time to time up to $150 million of our common stock in negotiated transactions or transactions that are deemed to be an ATM offering. On July 8, 2021, we raised gross proceeds of $50.0 million, before deducting commissions and other offering expenses, through the sale of 2,597,402 shares in an ATM offering, with participation based on unsolicited interest received from a healthcare specialist fund. We sold such shares at a purchase price per share of $19.25, a premium to the market price at the time of sale.

Future Funding Requirements

To date, we have not generated any revenue. We do not expect to generate any meaningful revenue unless and until we obtain regulatory approval of and commercialize any of our product candidates, and we do not know when, or if at all, that will occur. We will continue to require substantial additional capital to develop our product candidates and fund operations for the foreseeable future. Moreover, we expect our expenses to increase in connection with our ongoing activities, particularly as we continue the development of and seek regulatory approvals for our product candidates. Further, we are subject to all the risks incident in the development of new pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. Our expenses will increase if, and as, we:

- advance our product candidates through preclinical and clinical development;

- seek regulatory approvals for any product candidates that successfully complete clinical trials;

- seek to discover and develop additional product candidates;

- establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

- expand our operational, financial and management systems and increase personnel, including personnel to support our development, manufacturing and commercialization efforts and our operations as a public company;

- maintain, expand, protect and enforce our intellectual property portfolio; and

- acquire or in-license other product candidates and technologies.

As of December 31, 2023, we had $235.0 million in cash, cash equivalents and investments. In January 2024, we raised $125.0 million in gross proceeds through a private placement and as of January 31, 2024, had an unaudited balance of $351.8 million in cash, cash equivalents and investments. We expect our current cash, cash equivalents and investments will be sufficient to fund our current operating plan into late 2026. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. In order to complete the development of our product candidates and to build the sales, marketing and distribution infrastructure that we believe will be necessary to commercialize our product candidates, if approved, we will require substantial additional funding. Until we can generate a sufficient amount of revenue from the commercialization of our product candidates, we may seek to raise any necessary additional capital through the sale of equity, debt financings or other capital sources, which could include income from collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties or from grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, including restricting our operations and limiting our ability to incur liens, issue additional debt, pay dividends, repurchase our common stock, make certain investments or engage in merger, consolidation, licensing or asset sale transactions. If we raise funds through collaborations, strategic partnerships and other similar arrangements with third parties, we may be required to grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. We may be unable to raise additional funds or to enter into such agreements or arrangements on favorable terms, or at all. If we are unable to raise additional funds when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts.

We have based our projections of operating capital requirements on our current operating plan, which is based on several assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to estimate the exact amount and timing of our working capital requirements. Our future funding requirements will depend on many factors, including:

- the scope, progress, results and costs of researching and developing our product candidates, and conducting preclinical studies and clinical trials;

- the costs, timing and outcome of regulatory review of our product candidates;

- the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

- the costs of manufacturing commercial-grade products and sufficient inventory to support commercial launch;

- the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

- the cost and timing of hiring new employees to support our continued growth;

- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

- the ability to establish and maintain collaborations on favorable terms, if at all;

- the extent to which we acquire or in-license other product candidates and technologies; and

- the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future product candidates, if any.

A change in the outcome of any of these or other factors with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plan may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plan.

Cash Flows

The following table summarizes the sources and uses of our cash (in thousands):

| | December 31, | |
	2023	2022
Net cash used in operating activities	$ (85,688)	$ (75,143)
Net cash used in investing activities	(43,403)	(109,248)
Net cash provided by financing activities	85,658	25,225
Net decrease in cash, cash equivalents and restricted cash	$ (43,433)	$ (159,166)

Operating Activities

Net cash used in operating activities during the year ended December 31, 2023, of $85.7 million was primarily attributable to our net loss of $100.7 million, offset by non-cash expenses of $10.1 million, which were primarily driven by stock-based compensation, and $4.9 million in changes to working capital related to timing of payments.

Net cash used in operating activities during the year ended December 31, 2022, of $75.1 million was primarily attributable to our net loss of $89.1 million, offset by non-cash expenses of $14.4 million, which were primarily driven by stock-based compensation.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2023, of $43.4 million was primarily attributable to purchases of investments, net of maturities.

Net cash used in investing activities during the year ended December 31, 2022, of $109.2 million was primarily attributable to purchases of investments, net of maturities.

Financing Activities

Net cash provided by financing activities during the year ended December 31, 2023, of $85.7 million was primarily attributable to net proceeds received in connection with our private placement in June 2023.

Net cash provided by financing activities during the year ended December 31, 2022, of $25.2 million was primarily attributable to net proceeds received in connection with our registered direct offering in December 2022.

Contractual Obligations and Commitments

Our contractual obligations and commitments as of December 31, 2023, consist of future payments under our operating leases. See Note 8 to our audited financial statements for detail regarding our operating leases.

In addition, we have entered into contracts in the normal course of business with CROs, CMOs and other third parties for preclinical research studies and testing, clinical trials and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation. We have entered into agreements with certain vendors for the provision of goods and services, which includes manufacturing services with CMOs and development services with CROs. These agreements may include certain provisions for purchase obligations and termination obligations that could require payments for the cancellation of committed purchase obligations or for early termination of the agreements. The amount of the cancellation or termination payments vary and are based on the timing of the cancellation or termination and the specific terms of the agreement.

We do not currently have, nor did we have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, during the periods presented.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (US GAAP). The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, expenses, and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our audited financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate research and development costs incurred during the period, which impacts the amount of accrued expenses and prepaid balances related to such costs as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel and service providers to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

Research and development costs are expensed in the periods in which they are incurred. External costs consist primarily of payments to outside consultants, third-party CROs, CMOs, clinical trial sites and central laboratories in connection with our discovery and preclinical activities, process development, manufacturing and clinical development activities. External costs also include laboratory supplies as well as allocated facilities, depreciation and other expenses. External expenses are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers or our estimate of the level of service that has been performed at each reporting date. We allocate external costs by program, clinical or preclinical. Internal costs consist primary of employee-related costs including salaries, related benefits and stock-based compensation expense for employees engaged in research and development functions. We do not allocate internal costs by program because these costs are deployed across multiple programs and, as such, are not separately classified.

Stock-Based Compensation

Stock-based compensation expense represents the grant date fair value of employee, officer, director and non-employee stock option and restricted stock unit grants, estimated in accordance with the applicable accounting guidance and recognized over the vesting period, which approximates the requisite service period of the awards. We recognize forfeitures as they occur.

The fair value of stock options is estimated using a Black-Scholes-Merton valuation model on the date of grant. The Black-Scholes-Merton option-pricing model requires inputs based on certain highly subjective assumptions. Changes to these assumptions can materially affect the fair value of stock options and ultimately the amount of stock-based compensation expense recognized in our financial statements. These assumptions include:

Fair value of common stock—The fair value of our common stock is determined based upon the closing market price on the date of grant.

Risk-free interest rate—The risk-free rate assumption is based on U.S. Treasury instruments with maturities similar to the expected term of our stock options.

Expected volatility—The expected volatility is computed using historical volatility for a period equal to the expected term. Given the limited period of time the Company's stock has been traded, expected volatility is based on the Company's historical volatility and the historical volatility of a group of similar companies that are publicly traded.

Expected term—The expected term represents the length of time the stock-based awards are expected to be outstanding. We have opted to use the "simplified method" for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option, which is generally 10 years.

Expected dividend yield—To date, we have not issued any dividends and do not expect to issue dividends over the life of the options and therefore have estimated the dividend yield to be zero.

The assumptions underlying these valuations represent our best estimates, which involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. The fair value of restricted stock units is equal to the closing price of the Company's stock on the date of grant.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our audited financial statements.

Emerging Growth Company and Smaller Reporting Company Status

Section 107 of the JOBS Act permits an "emerging growth company" such as us to take advantage of an extended transition time to comply with new or revised accounting standards as applicable to public companies. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to use the extended transition, which election is irrevocable. As a result, our financial statements may not be comparable to other emerging growth companies that elect to take advantage of the extended transition period.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (2) the date we qualify as a "large accelerated filer," with at least $700.0 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) December 31, 2025.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

The primary objective of our investment activities is to preserve principal and liquidity while at the same time maximizing the income we receive without significantly increasing risk. To achieve this objective, we may invest in money market funds, U.S. Treasury notes, and high-quality marketable debt instruments of corporations and government sponsored enterprises with contractual maturity dates of generally less than two years, in accordance with an investment policy approved by our audit committee. Some of the financial instruments that we invest in could be subject to market risk, meaning that a change in prevailing interest rates may cause the value of the instruments to fluctuate. For example, if we purchase a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of that security will probably decline. To minimize this risk, we intend to maintain a portfolio which may include a variety of securities, including money market funds, government debt securities, certificates of deposit and commercial paper, all with various maturity dates. As of December 31, 2023, we had cash equivalents and investments of $235.0 million, consisting of interest-bearing money market funds, certificates of deposit, securities issued by the U.S. Treasury and marketable debt instruments of government sponsored enterprises. Due to the nature of our cash equivalents and investments, an immediate 100 basis point change in interest rates would not have a material effect on their fair market value.

Inflation generally affects us by increasing our cost of labor, clinical trial and manufacturing costs. We do not believe that inflation, interest rate changes or exchange rate fluctuations had a significant impact on our results of operations for any periods presented herein.

Item 8. Financial Statements and Supplementary Data.


INDEX TO FINANCIAL STATEMENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
ORIC Pharmaceuticals, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of ORIC Pharmaceuticals, Inc. (the Company) as of December 31, 2023 and 2022, the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2018.

San Diego, California
March 11, 2024

ORIC PHARMACEUTICALS, INC.
BALANCE SHEETS
(in thousands, except share and per share amounts)

		December 31,		
		2023		**2022**
Assets				
Current assets:				
Cash and cash equivalents	$	23,384	$	66,840
Short-term investments		184,803		139,432
Prepaid expenses and other current assets		4,410		4,185
Total current assets		212,597		210,457
Long-term investments		26,852		21,951
Property and equipment, net		2,862		3,253
Other assets		9,696		11,517
Total assets	$	252,007	$	247,178
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	944	$	1,320
Accrued liabilities		19,514		14,068
Total current liabilities		20,458		15,388
Other long-term liabilities		7,461		9,439
Total liabilities		27,919		24,827
Commitments and contingencies				
Stockholders' equity:				
Preferred stock, $0.0001 par value; 200,000,000 shares authorized; no shares issued and outstanding at December 31, 2023 and 2022		—		—
Common stock, $0.0001 par value; 1,000,000,000 shares authorized; 54,865,553 and 45,089,537 shares issued and outstanding at December 31, 2023 and 2022, respectively		6		5
Additional paid-in capital		658,751		557,867
Accumulated deficit		(434,927)		(334,230)
Accumulated other comprehensive income (loss)		258		(1,291)
Total stockholders' equity		224,088		222,351
Total liabilities and stockholders' equity	$	252,007	$	247,178

See accompanying notes to financial statements.

ORIC PHARMACEUTICALS, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except share and per share amounts)

	Years Ended December 31,	
	2023	**2022**
Operating expenses:		
Research and development	$ 85,172	$ 61,680
General and administrative	25,608	25,087
Acquired in-process research and development	—	5,000
Total operating expenses	110,780	91,767
Loss from operations	(110,780)	(91,767)
Other income, net	10,083	2,645
Net loss	$ (100,697)	$ (89,122)
Other comprehensive income (loss):		
Unrealized gain (loss) on investments	1,549	(1,188)
Comprehensive loss	$ (99,148)	$ (90,310)
Net loss per share, basic and diluted	$ (1.96)	$ (2.25)
Weighted-average shares outstanding, basic and diluted	51,450,848	39,655,260

See accompanying notes to financial statements.

ORIC PHARMACEUTICALS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2021	39,430,120	$ 4	$ 518,183	$ (245,108)	$ (103)	$ 272,976
Issuance of common stock	5,376,344	1	24,999	—	—	25,000
Issuance costs associated with offering of common stock	—	—	(399)	—	—	(399)
Exercise of common stock options	48,076	—	79	—	—	79
Issuance of common stock upon vesting of RSUs	66,811	—	—	—	—	—
Issuance of common stock from ESPP	168,186	—	545	—	—	545
Stock-based compensation expense	—	—	14,460	—	—	14,460
Unrealized loss on investments	—	—	—	—	(1,188)	(1,188)
Net loss	—	—	—	(89,122)	—	(89,122)
Balance at December 31, 2022	45,089,537	$ 5	$ 557,867	$ (334,230)	$ (1,291)	$ 222,351
Issuance of common stock and pre-funded warrants, net	9,285,710	1	84,773	—	—	84,774
Exercise of common stock options	13,548	—	59	—	—	59
Issuance of common stock upon vesting of RSUs	182,122	—	—	—	—	—
Issuance of common stock from ESPP	294,636	—	826	—	—	826
Stock-based compensation expense	—	—	15,226	—	—	15,226
Unrealized gain on investments	—	—	—	—	1,549	1,549
Net loss	—	—	—	(100,697)	—	(100,697)
Balance at December 31, 2023	54,865,553	$ 6	$ 658,751	$ (434,927)	$ 258	$ 224,088

See accompanying notes to financial statements.

ORIC PHARMACEUTICALS, INC.
STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,	
	2023	2022
Cash flows from operating activities:		
Net loss	$ (100,697)	$ (89,122)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,032	966
Stock-based compensation expense	15,226	14,460
Loss on fixed asset disposals	22	40
Accretion of discount on investments, net	(6,169)	(1,042)
Changes in operating assets and liabilities:		
Prepaid expenses and other assets	1,620	1,030
Accounts payable and accrued other liabilities	3,278	(1,475)
Net cash used in operating activities	(85,688)	(75,143)
Cash flows from investing activities:		
Acquisitions of property and equipment	(849)	(2,078)
Purchases of investments	(239,244)	(238,124)
Maturities of investments	196,690	130,954
Net cash used in investing activities	(43,403)	(109,248)
Cash flows from financing activities:		
Proceeds from issuance of common stock and pre-funded warrants	85,000	25,000
Issuance costs associated with financings	(227)	(399)
Proceeds from issuance of common stock under ESPP	826	545
Proceeds from stock option exercises	59	79
Net cash provided by financing activities	85,658	25,225
Net decrease in cash, cash equivalents and restricted cash	(43,433)	(159,166)
Cash, cash equivalents and restricted cash at beginning of period	67,308	226,474
Cash, cash equivalents and restricted cash at end of period	$ 23,875	$ 67,308

See accompanying notes to financial statements.

ORIC PHARMACEUTICALS, INC.
NOTES TO FINANCIAL STATEMENTS

1. Description of the Business

ORIC Pharmaceuticals, Inc. (ORIC or the Company) is a clinical-stage biopharmaceutical company dedicated to improving patients' lives by *Overcoming Resistance In Cancer*. The Company was incorporated in Delaware in August 2014 and has offices in South San Francisco and San Diego, California. The Company's principal operations are in the United States and the Company operates in one segment.

Since inception, the Company has devoted its primary efforts to raising capital, internal research and development activities and business development efforts and has incurred significant operating losses and negative cash flows from operations. In August 2020, the Company licensed from Mirati Therapeutics, Inc. development and commercialization rights to an allosteric inhibitor program directed towards the polycomb repressive complex 2 (PRC2) and in October 2020, the Company licensed from Voronoi Inc. development and commercialization rights to a brain penetrant, orally bioavailable, irreversible inhibitor designed to selectively target epidermal growth factor receptor (EGFR) and human epidermal growth factor receptor 2 (HER2) with high potency against exon 20 insertion mutations.

As of December 31, 2023, the Company had an accumulated deficit of $434.9 million. Through December 31, 2023, all of the Company's financial support has been provided by proceeds from the issuance of common stock and convertible preferred stock.

As the Company continues its expansion, it may seek additional financing and/or strategic investments, however, there can be no assurance that any additional financing or strategic investments will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funding, it will most likely be required to reduce its plans and/or certain discretionary spending, which could have a material adverse effect on the Company's ability to achieve its intended business objectives. The accompanying financial statements do not include any adjustments that might be necessary if it were unable to continue as a going concern. Management believes that it has sufficient working capital on hand to fund operations through at least the next twelve months from the date of the issuance of these financial statements.

Private Placements

On January 20, 2024, the Company entered into a securities purchase agreement with a select group of institutional and accredited healthcare specialist investors for the private placement of 12,500,000 shares of common stock at a price of $10.00 per share, resulting in gross proceeds of $125.0 million. The purchase price per share represents a premium to ORIC's 5-day trailing average stock price at the time of sale. After deducting expenses related to the private placement of $0.2 million, the net proceeds to the Company from the private placement were $124.8 million. The private placement closed on January 23, 2024. On January 26, 2024, the Company filed a Form S-3 registering the shares sold in the private placement. The Form S-3 was declared effective by the SEC on February 2, 2024.

On June 24, 2023, the Company entered into a securities purchase agreement with a select group of institutional and accredited healthcare specialist investors for the private placement of 9,285,710 shares of common stock at a price of $7.00 per share and pre-funded warrants to purchase 2,857,142 shares of common stock at a purchase price of $6.9999 per pre-funded warrant, resulting in gross proceeds of $85.0 million. The pre-funded warrants have an exercise price of $0.0001 per share of common stock, were immediately exercisable and will remain exercisable until exercised in full. The purchase price per share represents a premium to the market price at the time of sale. After deducting expenses related to the private placement of $0.2 million, the net proceeds to the Company from the private placement were $84.8 million. The private placement closed on June 27, 2023. On December 15, 2023, the Company filed a Form S-3 registering the shares sold and the shares underlying the pre-funded warrants sold in the private placement. The Form S-3 was declared effective by the SEC on December 28, 2023.

Registered Direct Offering

On December 21, 2022, the Company entered into a securities purchase agreement with Pfizer pursuant to which the Company sold 5,376,344 shares of common stock at a price of $4.65 per share to Pfizer for gross proceeds of $25.0 million. The Company sold the shares to Pfizer in a registered direct offering conducted without an underwriter or placement agent and pursuant to an effective shelf registration statement. After deducting offering expenses of $0.4 million, the net proceeds received from the direct offering were $24.6 million. The transaction closed on December 23, 2022. The direct offering with Pfizer was entered into concurrently with a clinical development collaboration.

At-The-Market Sales Agreement and Offering

On May 6, 2021, the Company entered into an "at the market" (ATM) sales agreement with Jefferies LLC as the Company's sales agent, under which the Company may offer and sell from time to time up to $150 million of shares of the Company's common stock in negotiated transactions or transactions that are deemed to be an ATM offering. On July 8, 2021, the Company raised gross proceeds of $50.0 million through the sale of 2,597,402 shares in an ATM offering, with participation based on unsolicited interest received from a healthcare specialist fund. The Company sold such shares at a purchase price per share of $19.25, a premium to the market price at the time of sale. After deducting commissions and other offering expenses related to the ATM offering of $1.9 million, the net proceeds to the Company from the transaction were $48.1 million.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The accompanying financial statements include all known adjustments necessary for a fair presentation of the results as required by GAAP. These adjustments consist primarily of normal recurring accruals and estimates that impact the carrying value of assets and liabilities. Operating results for the year ended December 31, 2023, are not necessarily indicative of future results.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, expenses, and the disclosure of contingent assets and liabilities in the Company's financial statements and accompanying notes. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash, cash equivalents and investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash, cash equivalents and investments that are recorded on its balance sheets. The Company mitigates its risk by investing in high-grade instruments and limiting the concentration in any one issuer, which limits its exposure.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with maturities of 90 days or less at the time of purchase that are readily convertible into cash as cash equivalents. These investments may include money market funds, securities issued by U.S. Government agencies, corporate debt securities and commercial paper.

Cash that is restricted and not available for general operations is considered restricted cash. The Company's restricted cash is in connection to a property lease and restrictions will be removed at the respective lease expiration.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the balance sheet to the total of the amount presented in the statement of cash flows, in thousands:

| | December 31, | |
	2023	2022
Cash and cash equivalents	$ 23,384	$ 66,840
Restricted cash included in other assets	491	468
Total cash, cash equivalents and restricted cash	$ 23,875	$ 67,308

Investments

All investments have been classified as "available-for-sale" and are carried at fair value as determined based upon quoted market prices or pricing models for similar securities at period end. Investments with contractual maturities less than 12 months at the balance sheet date are considered short-term investments. Those investments with contractual maturities 12 months or greater at the balance sheet date are considered long-term investments. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold. Unrealized gains and losses are reported as a component of accumulated other comprehensive income (loss). The Company reviews its portfolio of available-for-sale debt securities, using both quantitative and qualitative factors, to determine if declines in fair value below cost have resulted from a credit-related loss or other factors. If the decline in fair value is due to credit-related factors, a loss is recognized in statements of operations, whereas if the decline in fair value is not due to credit-related factors, the loss is recorded in other comprehensive income (loss).

Property and Equipment

Property and equipment, which consist of lab equipment, leasehold improvements, computer hardware and software, and furniture and fixtures, are stated at historical cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of the related assets, which are generally three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimate useful life of the asset.

Impairment of Property and Equipment

The Company accounts for the impairment of long-lived assets by reviewing these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted-cash-flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company did not recognize impairment losses for the years ended December 31, 2023 and 2022.

Leases

The Company determines if an arrangement is or contains a lease at inception. For leases with a term greater than one year, lease right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. In determining the net present value of lease payments, the Company uses its incremental borrowing rate which represents an estimated rate of interest that the Company would have to pay to borrow equivalent funds on a collateralized basis at the lease commencement date. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement of operations.

Research and Development Expenses and Accrued Research and Development Expenses

The Company is required to estimate its expenses resulting from its obligations under contracts with vendors, consultants, contract research organizations (CRO), and contract manufacturing organizations (CMO) in connection with conducting research and development activities. The financial terms of these contracts vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts.

Research and development costs are expensed in the period in which they are incurred. External costs consist primarily of payments to outside consultants, third-party CROs, CMOs, clinical trial sites and central laboratories in connection with the Company's discovery and preclinical activities, process development, clinical manufacturing and clinical development activities. External expenses are recognized based on an evaluation of the progress to completion of specific tasks using information provided to the Company by its service providers or its estimate of the level of service that has been performed at each reporting date. The Company tracks external costs by program, clinical or preclinical. Internal costs consist primarily of employee-related costs, laboratory supplies, facilities, depreciation and costs related to compliance with regulatory requirements. The Company does not track internal costs by program because these costs are deployed across multiple programs and, as such, are not separately classified.

The Company makes estimates of accrued expenses as of each balance sheet date based on facts and circumstances known at that time. The Company periodically confirms the accuracy of its estimates with the service providers and makes adjustments if necessary. The significant estimates in its accrued research and development expenses include the costs incurred for services performed by vendors in connection with research and development activities for which the Company has not yet been invoiced.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2023 and 2022, the Company maintained valuation allowances against its deferred tax assets as the Company concluded it had not met the "more likely than not" to be realized threshold. Changes in the valuation allowance when they are recognized in the provision for income taxes would result in a change in the estimated annual effective tax rate.

Stock-Based Compensation

Stock-based compensation expense represents the grant date fair value of employee, officer, director and non-employee stock option and restricted stock unit grants, estimated in accordance with the applicable accounting guidance and recognized over the vesting period, which approximates the requisite service period of the awards. The Company recognizes forfeitures as they occur.

The fair value of stock options is estimated using a Black-Scholes Merton valuation model on the date of grant. This method requires certain assumptions be used as inputs, such as a risk-free interest rate, expected volatility of the Company's common stock and expected term of the option before exercise. The risk-free interest rate is based on U.S. Treasury instruments with maturities similar to the expected term. The expected volatility is computed using historical volatility for a period equal to the expected term. Given the limited period of time the Company's stock has been traded, expected volatility is based on the Company's historical volatility and the historical volatility of a group of similar companies that are publicly traded. The expected term represents the length of time the stock options are expected to be outstanding. Because the Company does not have sufficient exercise behavior, it determines the expected term assumption using the simplified method, which is an average of the contractual term of the option and its vesting period. Options granted have a maximum contractual term of ten years.

The fair value of restricted stock units is equal to the closing price of the Company's stock on the date of grant. Restricted stock units generally vest over a three-year period.

License Fees

Acquisitions of technology licenses are charged to acquired in-process research and development expense or capitalized based upon the asset achieving technological feasibility in accordance with management's assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future use.

Deferred Offering Costs

The Company capitalizes costs that are directly associated with equity financings until such financings are consummated at which time such costs are recorded against the gross proceeds of the offering. Should an in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations and comprehensive loss.

Other Comprehensive Gain (Loss)

Other comprehensive gain (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources, including unrealized gains and losses on investments and foreign currency gains and losses. The unrealized gains (losses) on available for sale investments represent the only component of other comprehensive loss that is excluded from the reported net loss.

Net Loss Per Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding, including pre-funded warrants issued, during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares, including pre-funded warrants issued, and potentially dilutive securities outstanding for the period. As the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

The following table sets forth the computation of the basic and diluted net loss per share (in thousands, except share and per share amounts).

| | Years Ended December 31, | |
	2023	2022
Numerator		
Net loss	$ (100,697)	$ (89,122)
Denominator		
Weighted average shares outstanding used in computing net loss per share, basic and diluted	51,450,848	39,655,260
Net loss per share, basic and diluted	$ (1.96)	$ (2.25)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive:

| | December 31, | |
	2023	2022
Options to purchase common stock	8,715,529	6,690,492
Non-vested restricted stock units	330,631	191,925
Total	9,046,160	6,882,417

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's financial statements and related disclosures.

3. License Agreements and Clinical Development Collaboration

Pfizer collaboration

On December 21, 2022, the Company entered into a clinical development collaboration (the Pfizer Collaboration) for a potential Phase 2 study of ORIC-533 in multiple myeloma with Pfizer Inc. (Pfizer). Through the Pfizer Collaboration, the Company plans to potentially advance ORIC-533 into a Phase 2 combination study with elranatamab, Pfizer's investigational B-cell maturation antigen (BCMA) CD3-targeted bispecific antibody in development for the treatment of multiple myeloma. The Company will maintain full economic ownership and control of ORIC-533.

Concurrent with the Pfizer Collaboration, the Company sold 5,376,344 shares of common stock at a price of $4.65 per share to Pfizer for proceeds of $25.0 million. The common shares were sold to Pfizer in a registered direct offering conducted without an underwriter or placement agent. The transaction closed on December 23, 2022.

Voronoi License Agreement

On October 19, 2020, the Company entered into a license and collaboration agreement (Voronoi License Agreement) with Voronoi Inc. (Voronoi). The Voronoi License Agreement gives the Company access to Voronoi's preclinical stage EGFR and HER2 exon 20 insertion mutation program, including a lead product candidate now designated as ORIC-114. Under the Voronoi License Agreement, Voronoi granted the Company an exclusive, sublicensable license under Voronoi's rights to certain patent applications directed to certain small molecule compounds that bind to EGFR and HER2 with one or more exon 20 insertion mutations and certain related know-how, in each case, to develop and commercialize certain licensed compounds and licensed products incorporating any such compound in the ORIC Territory, defined as worldwide other than in the People's Republic of China, Hong Kong, Macau and Taiwan. Under the Voronoi License Agreement, Voronoi had the right to perform certain mutually agreed upon development activities. Except for Voronoi's right to participate in such development activities, the Company is wholly responsible for development and commercialization of licensed products in the ORIC Territory. In addition, the Company is obligated to use commercially reasonable efforts to develop and commercialize at least one licensed product in certain major markets in the ORIC Territory.

The Company's financial obligations under the Voronoi License Agreement included an upfront payment of $5.0 million in cash and the issuance to Voronoi of 283,259 shares of the Company's common stock, valued at approximately $6.8 million, issued pursuant to a stock issuance agreement entered into between the parties on October 19, 2020. The number of shares issued pursuant to the stock issuance agreement was based on a price of $28.24 per share, representing a premium of 25% to the 30-day trailing volume weighted average trading price of the Company's common stock. The shares were issued in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving any public offering.

Under the Voronoi License Agreement, Voronoi was responsible for certain research and development costs up to a predetermined threshold. Upon achievement of the predetermined threshold in the second quarter of 2022, Voronoi chose to opt out of participation in and funding of future development activities. The Company is also obligated to make milestone payments to Voronoi upon the achievement of certain events. Upon the achievement of certain development and regulatory milestones with respect to the first licensed product, the Company is obligated to pay Voronoi up to a maximum of $111.0 million. Upon the achievement of certain commercial milestones with respect to the first licensed product, the Company is obligated to pay Voronoi up to a maximum of $225.0 million. If the Company pursues a second licensed product, the Company could pay Voronoi up to an additional $272.0 million in success-based milestones. In addition, the Company is obligated to pay royalties on net sales of licensed products in the ORIC Territory. In the third quarter of 2022, the Company made a development milestone payment to Voronoi in the amount of $5.0 million, which was recorded in acquired in-process research and development expense.

Unless earlier terminated, the Voronoi License Agreement will continue in effect until the expiration of all royalty payment obligations. Following the expiration of the Voronoi License Agreement, the Company will retain its licenses under the intellectual property Voronoi licensed to it on a royalty-free basis. The Company and Voronoi may each terminate the Voronoi License Agreement if the other party materially breaches the terms of such agreement, subject to specified notice and cure provisions, or enters into bankruptcy or insolvency proceedings. Voronoi may also terminate the agreement if the Company discontinues development of licensed products for a specified period of time. The Company also has the right to terminate the Voronoi License Agreement without cause by providing prior notice to Voronoi.

If Voronoi terminates the Voronoi License Agreement for cause, or if the Company terminates the Voronoi License Agreement without cause, then the Company is obligated to grant a nonexclusive license to Voronoi under certain of the Company's patents and know-how and to assign to Voronoi certain of its regulatory filings for licensed compounds and licensed products.

Mirati License Agreement

On August 3, 2020, the Company entered into a license agreement (Mirati License Agreement) with Mirati Therapeutics, Inc (Mirati). Under the Mirati License Agreement, Mirati granted the Company a worldwide, exclusive, sublicensable, royalty-free license under Mirati's rights to certain patents and patent applications directed to certain small molecule compounds that bind to and inhibit PRC2 and certain related know-how, in each case, to develop and commercialize certain licensed compounds and licensed products incorporating any such compounds. Under the Mirati License Agreement, the Company is wholly responsible for development and commercialization of licensed products. In addition, the Company is obligated to use commercially reasonable efforts to develop and commercialize at least one licensed product in certain major markets.

The Company's financial obligation under the Mirati License Agreement was an upfront payment of 588,235 shares of ORIC common stock, valued at approximately $13.0 million based upon the closing price of the Company's common stock on the acquisition date. The number of shares issued was based on a price of $34.00 per share, representing a premium of 10% to the 60-day trailing volume-weighted average trading price of the Company's common stock. The shares were issued in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving any public offering. During the eighteen-month period following the date of the agreement, Mirati is subject to certain transfer restrictions, and the parties agreed to negotiate and enter into a registration rights agreement, with respect to the shares. The Company is not obligated to pay Mirati milestones or royalties.

Unless earlier terminated, the Mirati License Agreement will continue in effect on a country-by-country and licensed product-by-licensed product basis until the later of (a) the expiration of the last valid claim of a licensed patent covering such licensed product in such country or (b) ten years after the first commercial sale of such licensed product in such country. Following the expiration of the Mirati License Agreement, the Company will retain its licenses under the intellectual property Mirati licensed to it on a royalty-free basis. ORIC and Mirati may each terminate the Mirati License Agreement if the other party materially breaches the terms of such agreement, subject to specified notice and cure provisions, or enters into bankruptcy or insolvency proceedings. Mirati may terminate the agreement if the Company challenges any of the patent rights licensed to the Company by Mirati or it discontinues development of licensed products for a specified period of time. The Company also has the right to terminate the Mirati License Agreement without cause by providing prior notice to Mirati.

On October 8, 2023, Bristol Myers Squibb (BMS) and Mirati announced that they entered into a definitive merger agreement under which BMS through a subsidiary will acquire all of the outstanding shares of Mirati common stock. The Mirati License Agreement continued in effect upon consummation of the transaction, which closed on January 23, 2024.

4. Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31,	
	2023	2022
Lab equipment	$ 6,596	$ 6,249
Leasehold improvements	1,967	1,978
Computer hardware and software	299	311
Furniture and fixtures	494	508
Total property and equipment, gross	9,356	9,046
Less accumulated depreciation	(6,494)	(5,793)
Total property and equipment, net	$ 2,862	$ 3,253

Depreciation expense was $1.0 million for both the years ended December 31, 2023 and 2022.

5. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2023	2022
Accrued clinical and manufacturing costs	$ 9,436	$ 5,396
Accrued compensation	6,529	5,318
Operating lease liabilities - short-term	2,752	2,659
Other accruals	797	695
Total accrued liabilities	$ 19,514	$ 14,068

6. Investments, Available-for-Sale

The Company's available-for-sale investments consisted of the following (in thousands):

December 31, 2023	Amortized Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value	
Short-term								
U.S. treasury securities	$	181,947	$	180	$	(64)	$	182,063
U.S. agency bonds		2,500		—		(4)		2,496
Certificates of deposit		245		—		(1)		244
Short-term investments	$	184,692	$	180	$	(69)	$	184,803
Long-term								
U.S. treasury securities	$	26,705	$	147	$	—	$	26,852
Long-term investments	$	26,705	$	147	$	—	$	26,852
December 31, 2022								
Short-term								
U.S. treasury securities	$	135,878	$	—	$	(1,094)	$	134,784
U.S. agency bonds		2,500		—		(11)		2,489
Certificates of deposit		2,191		—		(32)		2,159
Short-term investments	$	140,569	$	—	$	(1,137)	$	139,432
Long-term								
U.S. treasury securities	$	19,360	$	—	$	(126)	$	19,234
U.S. agency bonds		2,500		—		(24)		2,476
Certificates of deposit		245		—		(4)		241
Long-term investments	$	22,105	$	—	$	(154)	$	21,951

The Company has determined that there were no material declines in fair value of its investments due to credit-related factors as of December 31, 2023 and December 31, 2022. Credit loss is limited due to the nature of the investments.

7. Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company's interest receivable, included in prepaid expenses and other current assets, accounts payable and accrued liabilities are generally considered to be representative of their fair value because of their short-term nature. The Company's investments, which may include money market funds and available-for-sale investments consisting of U.S. treasury securities, certificates of deposit and high-quality, marketable debt instruments of corporations and government sponsored enterprises, are measured at fair value in accordance with the fair value hierarchy.

Following are the major categories of assets measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements				
	Fair Value	Level 1	Level 2	Level 3	Total
December 31, 2023					
Money market funds [1]	$ 23,384	$ 23,384	$ —	$ —	$ 23,384
U.S. treasury securities	208,915	208,915	—	—	208,915
U.S. agency bonds	2,496	—	2,496	—	2,496
Certificates of deposit	244	244	—	—	244
Total	$ 235,039	$ 232,543	$ 2,496	$ —	235,039
December 31, 2022					
Money market funds [1]	$ 66,840	$ 66,840	$ —	$ —	$ 66,840
U.S. treasury securities	154,018	154,018	—	—	154,018
U.S. agency bonds	4,965	—	4,965	—	4,965
Certificates of deposit	2,400	2,400	—	—	2,400
Total	$ 228,223	$ 223,258	$ 4,965	$ —	228,223

_____

(1) Included in cash and cash equivalents in accompanying balance sheets.

No transfers between levels occurred during either of the reporting periods presented.

8. Leases

Operating Leases

The Company has an operating lease for office and laboratory space in South San Francisco, California that ends in May 2028 with an option to renew for an additional one-year term. The Company also has an operating lease for office space in San Diego, California through March 2025.

Following contains information related to the Company's leases (in thousands, except for weighted-average information):

| | Years Ended December 31, | | | |
	2023		2022	
Lease costs and cash paid:				
Operating lease costs	$	2,715	$	2,655
Cash paid for operating leases	$	2,757	$	2,195

| | December 31, | | | |
	2023		2022	
Lease assets:				
Right-of-use assets included in other assets	$	9,144	$	10,988
Lease liabilities:				
Lease liabilities included in accrued liabilities	$	2,752	$	2,659
Lease liabilities included in other long-term liabilities		7,461		9,439
Total lease liabilities	$	10,213	$	12,098
Supplemental weighted- average information:				
Weighted-average discount rate		8.2%		8.2%
Weighted-average remaining lease term (years)		4.2		5.2

Future lease payments of operating lease liabilities as of December 31, 2023, were as follows (in thousands):

Year ending December 31,	**Operating Leases**	
2024	$	2,853
2025		2,676
2026		2,677
2027		2,771
2028		1,049
Thereafter		—
Total minimum lease payments		12,026
Less: interest		1,813
Present value of lease liabilities	$	10,213

9. Stockholders' Equity and Stock-Based Compensation

As of December 31, 2023, there were 2,330,395 shares available for future issuance under the 2020 Equity Incentive Plan and 139,171 shares available for future issuance under the 2022 Inducement Equity Incentive Plan. The 2020 Equity Incentive Plan provides for the grants of stock options and other equity-based awards to employees, non-employee directors and consultants of the Company. The number of shares of the Company's common stock available for issuance under the 2020 Equity Incentive Plan will automatically increase on the first day of each fiscal year in an amount equal to the lessor of (1) 2,656,500 shares, (2) 5% of the outstanding shares of the Company's common stock on the last day of the immediately preceding fiscal year, or (3) such other amount as determined by the Company's Board of Directors. The 2022 Inducement Equity Incentive Plan provides for the grants of equity-based awards to individuals not previously employees or non-employee directors of the Company.

The table below summarizes the total stock-based compensation expense included in the Company's statements of operations and comprehensive loss for the periods presented (in thousands):

| | Years Ended December 31, | | | |
	2023		2022	
Research and development	$	6,353	$	5,641
General and administrative		8,873		8,819
Total stock-based compensation expense	$	15,226	$	14,460

Stock Options

On June 21, 2022, the Company filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO defining the terms and conditions of a one-time voluntary stock option exchange of certain eligible options for its employees (the "Option Exchange"). On July 20, 2022, the completion date of the Option Exchange, stock options covering an aggregate of 4,406,732 shares of common stock were tendered by eligible employees, and the Company granted new options at an exercise price of $4.36, the Company's closing stock price on July 20, 2022, covering an aggregate of 4,406,732 shares of common stock under the 2020 Equity Incentive Plan in exchange for the tendered options. As a result of the Option Exchange, the Company will recognize incremental stock-based compensation expense of $3.7 million over the requisite service period of the new stock options, which is three or four years. The Company will recognize the sum of the incremental stock-based compensation expense and the remaining unrecognized compensation expense for the original awards on the modification date, over the requisite service period of the new stock options.

The following table summarizes the stock option activity for the year ended December 31, 2023:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2022	6,690,492	$ 4.27		
Granted	2,104,690	$ 6.09		
Exercised	(13,548)	$ 4.27		
Forfeited and cancelled	(66,105)	$ 5.28		
Outstanding at December 31, 2023	8,715,529	$ 4.70	8.0	$ 41,690
Exercisable at December 31, 2023	3,750,715	$ 4.20	6.9	$ 21,055

The total intrinsic value of options exercised was less than $0.1 million and $0.1 million for the years ended December 31, 2023 and 2022, respectively.

The fair value of stock option awards to employees, executives, directors, and other service providers was estimated at the date of grant using the Black-Scholes Merton option pricing model with the following assumptions.

	Years Ended December 31,	
	2023	2022
Risk-free interest rate	3.45% - 4.73%	1.47% - 4.22%
Expected volatility	85.32% - 87.68%	82.98% - 87.60%
Expected term (in years)	5.50 - 6.08	5.50 - 6.08
Expected dividend yield	0%	0%

The weighted-average grant-date fair value of options granted was $4.55 and $10.61 for the years ended December 31, 2023 and 2022, respectively.

The Company recognized stock-based compensation expense related to the vesting of stock options of $12.7 million and $13.4 million for the years ended December 31, 2023 and 2022, respectively. Total unrecognized compensation expense related to outstanding unvested stock-option awards as of December 31, 2023, was $29.8 million, which is expected to be recognized over a weighted-average remaining service period of 2.5 years.

Restricted Stock Units

The following table summarizes the restricted stock unit activity for the year ended December 31, 2023:

	Number of Shares		Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2022	191,925	$	7.83
Granted	329,123	$	6.08
Vested	(182,122)	$	7.07
Forfeited	(8,295)	$	6.03
Outstanding at December 31, 2023	330,631	$	6.55

The Company recognized stock-based compensation expense related to the vesting of restricted stock units of $1.3 million and $0.7 million for the years ended December 31, 2023 and 2022, respectively. Total unrecognized compensation expense related to restricted stock units as of December 31, 2023, was $2.0 million, which is expected to be recognized over a weighted-average remaining service period of 1.8 years.

Employee Stock Purchase Plan

As of December 31, 2023, there were 672,398 shares available for future issuance under the 2020 Employee Stock Purchase Plan (ESPP). The number of shares of common stock available for issuance under the ESPP will automatically increase on the first day of each fiscal year in an amount equal to the lessor of (1) 500,000 shares, (2) 1% of the outstanding shares of the Company's common stock on the last day of the immediately preceding fiscal year, or (3) such other amount as determined by the Company's Board of Directors. The Company recognized stock-based compensation expense related to the ESPP of $1.2 million and $0.4 million for the years ended December 31, 2023 and 2022, respectively.

Pre-funded Warrants

In June 2023, the Company completed a private placement, in which it sold 9,285,710 shares of common stock together with pre-funded warrants to purchase 2,857,142 shares of common stock with an exercise price of $0.0001 per share. Each pre-funded warrant was immediately exercisable and will remain exercisable until exercised in full. The Company performed an assessment upon issuance of the pre-funded warrants to determine proper classification in the financial statements based on the specific terms of the pre-funded warrants. The Company determined the pre-funded warrants met all the criteria for equity classification and recorded them in additional paid-in capital. All pre-funded warrants remained outstanding as of December 31, 2023.

10. Income Tax

Significant components of the Company's provision for income taxes and income taxes computed using the U.S. federal statutory corporate tax rate were as follows (in thousands):

	For the Year Ended December 31,			
	2023		2022	
Statutory rate	$	(21,146)	$	(18,715)
State tax		(6,935)		(6,005)
Other permanent items		60		(50)
Research and development credit		(3,405)		(2,958)
Change in valuation allowance		31,954		26,296
Stock-based compensation		(528)		1,432
Provisions for income taxes	$	—	$	—

Significant components of the Company's deferred taxes were as follows (in thousands):

| | As of December 31, | |
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 75,803	$ 64,031
Research and development credits	14,069	10,664
Stock-based compensation	10,538	6,249
Accruals and other	1,635	1,794
Intangible assets	6,713	7,274
Capitalized research expense	24,028	11,229
Lease liability	2,858	3,385
Gross deferred tax assets	135,644	104,626
Less valuation allowance	(132,965)	(101,445)
Total deferred tax assets	2,679	3,181
Deferred tax liabilities:		
Property and equipment	(120)	(106)
Right-of-use assets	(2,559)	(3,075)
Total deferred tax liabilities	(2,679)	(3,181)
Deferred income taxes, net	$ —	$ —

A valuation allowance of $133.0 million at December 31, 2023, has been recognized to offset the net deferred tax assets as realization of such assets is uncertain. The valuation allowance increased by $31.5 million during the year ended December 31, 2023.

As of December 31, 2023, the Company had available net operating loss (NOL) carryforwards of $242.1 million. Of the $242.1 million of NOL carryforwards, $41.6 million begin to expire in 2034 and $200.5 million do not expire. The Company also has available California NOL carryforwards of approximately $356.0 million as of December 31, 2023, which begin to expire in 2034. In addition, the Company has federal and California research and development (R&D) credit carryforwards totaling $11.8 million and $6.2 million, respectively. The federal credits begin to expire in 2034 unless previously utilized, while the state credits do not expire.

Pursuant to Sections 382 and 383 of the Internal Revenue Code (IRC), annual use of the Company's NOL and credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. Since the Company's formation, the Company has raised capital through the issuance of capital stock, which on its own or combined with the purchasing stockholders' subsequent disposition of those shares, may have resulted in such an ownership change, or could result in an ownership.

Upon the occurrence of an ownership change under Section 382 as outlined above, utilization of the Company's NOL and research and development credit carryforwards are subject to an annual limitation, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, which could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization. The Company has not completed an analysis to determine if such an ownership change has occurred.

The Company recognizes liabilities for uncertain tax positions based in a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While the Company believes that it has appropriate support for the positions taken on its tax returns, the Company regularly assesses the potential outcome of examinations by tax authorities in determining the adequacy of its provision for income taxes.

The following table summarized activity related to the Company's gross unrecognized tax benefits (in thousands):

	For the Year Ended December 31,			
	2023		2022	
Beginning balance	$	2,172	$	1,614
Increases related to current year tax positions		639		558
Ending balance	$	2,811	$	2,172

As of December 31, 2023, the Company had gross unrecognized tax benefits of $2.8 million, none of which would affect the effective tax rate if recognized. The Company does not anticipate any significant changes in its unrecognized tax benefits over the next 12 months. The Company's policy is to recognize the interest expense and/or penalties related to income tax matters as a component of income tax expense. The Company had no accrual for interest or penalties on its balance sheets at December 31, 2023 and has not recognized interest and/or penalties in its statement of operations for the year ended December 31, 2023.

The Company is subject to taxation in the United States and California. The Company is not currently under examination by any taxing authorities. Due to the carryover of tax attributes, the statute of limitations is currently open for tax years since inception.

11. Employee Benefit Plan

The Company has a defined-contribution 401(k) plan for employees. Employees are eligible to participate in the plan beginning on the first day of the month following date of hire. Under the terms of the plan, employees may make voluntary contributions as a percentage of compensation. The Company matches employee contributions as permitted by the plan and may make an additional discretionary match as determined by the Company's board of directors. The Company's total cost related to the 401(k) plan was $0.6 million for both the years ended December 31, 2023 and 2022.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms, and that such information is accumulated and communicated to management including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2023, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2023.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework" (2013). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies."

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. In addition, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, the following director(s) and officer(s), as defined in Rule 16a-1(f), adopted a "Rule 10b5-1 trading arrangement" as defined in Regulation S-K Item 408, as follows:

On December 26, 2023, Jacob M. Chacko, M.D., our President and Chief Executive Officer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 250,000 shares of our common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until March 28, 2025, or earlier if all transactions under the trading arrangement are completed.

On December 26, 2023, Dominic Piscitelli, our Chief Financial Officer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 90,000 shares of our common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until May 1, 2025, or earlier if all transactions under the trading arrangement are completed.

No other officers or directors, as defined in Rule 16a-1(f), adopted and/or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408, during the last fiscal quarter.

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC on Schedule 14A within 120 days after December 31, 2023, and is incorporated herein by reference.

Item 11. Executive Compensation.

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC on Schedule 14A within 120 days after December 31, 2023, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC on Schedule 14A within 120 days after December 31, 2023, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC on Schedule 14A within 120 days after December 31, 2023, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Our independent registered public accounting firm is KPMG LLP, San Diego, CA, Auditor Firm ID:185.

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC on Schedule 14A within 120 days after December 31, 2023, and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this report:

(1)   Financial Statements

The financial statements of ORIC Pharmaceuticals, Inc. are filed as part of this report on Form 10-K under Item 8. Financial Statements and Supplementary Data.

(2)   Financial Statement Schedules

All other schedules have been omitted because they are not required, not inapplicable, or the required information is included in the financial statements or notes thereto.

(3)   Exhibits

The documents listed in the Exhibit Index are incorporated by reference or are filed with this report, in each case as indicated herein (numbered in accordance with Item 601 of Regulation S-K).

Item 16. Form 10-K Summary.

None.

Exhibit Index

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
1.1	Open Market Sales Agreement[SM] by and between the Registrant and Jefferies LLC, dated May 6, 2021	8-K	001-39269	1.1	5/6/21
3.1	Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-39269	3.1	4/28/20
3.2	Amended and Restated Bylaws of the Registrant	8-K	001-39269	3.1	3/24/23
4.1	Amended and Restated Investors' Rights Agreement by and among the Registrant and certain of its stockholders, dated June 4, 2019	S-1	333-236792	4.1	2/28/20
4.2	Specimen Common Stock Certificate of The Registrant	S-1/A	333-236792	4.2	4/20/20
4.3	Description of the Registrant's securities	10-K	001-39269	4.3	3/21/22
4.4	Form of Pre-Funded Warrant	8-K	001-39269	4.1	6/27/23
10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers	S-1	333-236792	10.1	2/28/20
10.2+	2014 Equity Incentive Plan, as amended, and forms of agreement thereunder	S-1	333-236792	10.2	2/28/20
10.3+	2020 Equity Incentive Plan and forms of agreements thereunder	S-1/A	333-236792	10.3	4/20/20
10.4+	2020 Employee Stock Purchase Plan and forms of agreements thereunder	10-Q	001-39269	10.2	11/8/21
10.5+	Employment Letter between the Registrant and Jacob M. Chacko, M.D.	S-1	333-236792	10.5	2/28/20
10.6+	Employment Letter between the Registrant and Pratik Multani, M.D.	S-1	333-236792	10.6	2/28/20
10.7+	Employment Letter between the Registrant and Dominic Piscitelli	S-1	333-236792	10.7	2/28/20
10.8+	Executive Incentive Compensation Plan	S-1	333-236792	10.8	2/28/20
10.9+	Change in Control and Severance Policy	S-1	333-236792	10.9	2/28/20
10.10+	Amended and Restated Outside Director Compensation Policy	10-K	001-39269	10.10	3/21/22
10.11	Lease between the Registrant and Britannia Pointe Grand Limited Partnership, dated June 5, 2015	S-1	333-236792	10.11	2/28/20
10.12	First Amendment to Lease between the Registrant and Britannia Pointe Grand Limited Partnership, dated August 12, 2021	8-K	001-39269	10.1	8/16/21

10.13+	2022 Inducement Equity Incentive Plan and related forms of stock option and restricted stock unit agreements	8-K	001-39269	10.1	3/4/22
10.14#	License Agreement between the registrant and Mirati Therapeutics, Inc., dated as of August 3, 2020.	10-Q	001-39269	10.2	5/9/22
10.15#	License and Collaboration Agreement between the registrant and Voronoi, Inc., dated as of October 19, 2020.	10-Q	001-39269	10.3	5/9/22
10.16	Securities Purchase Agreement, dated June 24, 2023	8-K	001-39269	10.1	6/27/23
10.17	Securities Purchase Agreement, dated January 20, 2024	8-K	001-39269	10.1	1/22/24
23.1	Consent of Independent Registered Public Accounting Firm				Filed herewith
24.1	Power of Attorney (included on the signature page to this Annual Report on Form 10-K)				Filed herewith
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				Filed herewith
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				Filed herewith
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				Furnished herewith
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				Furnished herewith
97.1+	Compensation Recovery Policy				Filed herewith
101.INS	Inline XBRL Instance Document				Furnished herewith
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Document				Furnished herewith
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				Furnished herewith

---

+ Indicates management contract or compensatory plan.

Portions of this exhibit (indicated by asterisks) have been omitted as the registrant has determined that (1) the omitted information is not material and (2) the omitted information would likely cause competitive harm to the registrant if publicly disclosed.

* The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of ORIC Pharmaceuticals, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIC Pharmaceuticals, Inc.

Date: March 11, 2024

By: /s/ Jacob M. Chacko

Jacob M. Chacko, M.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jacob M. Chacko, M.D. and Dominic Piscitelli as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and substitution, for him or her and in his or her name, place, and stead, in any and all capacities (including his capacity as a director and/or officer of ORIC Pharmaceuticals, Inc.) to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their, his, or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jacob M. Chacko **Jacob M. Chacko, M.D.**	President and Chief Executive Officer	March 11, 2024
/s/ Dominic Piscitelli **Dominic Piscitelli**	Chief Financial Officer	March 11, 2024
/s/ Richard Heyman **Richard Heyman, Ph.D.**	Chair of the Board of Directors	March 11, 2024
/s/ Mardi Dier **Mardi Dier**	Director	March 11, 2024
/s/ Steven Hoerter **Steven Hoerter**	Director	March 11, 2024
/s/ Lori Kunkel **Lori Kunkel, M.D.**	Director	March 11, 2024
/s/ Angie You **Angie You, Ph.D.**	Director	March 11, 2024